ALPHA BANK

07027828

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
NOV 2007
WASH. D.C. 186 SECTION

Athens, October 31, 2007

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

V.E. PSALTIS M.S. CHATZI

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Investor Relations
43, Panepistimiou Street
GR – 105 64 Athens

Tel. : +30 210 326 2828
Fax : +30 210 326 2812
E-mail : InvestorRelations@alpha.gr

ENCLOSURES:

- Press Release
- six (6) copies of Condensed Financial Data and Information of Alpha Bank A.E. and the Group for the period from January 1, 2007 to September 30, 2007 in Greek,
- six (6) copies of Condensed Financial Data and Information of Alpha Bank A.E. and the Group for the period from January 1, 2007 to September 30, 2007 in English,
- six (6) copies of Interim Financial Statements as at 30.9.2007 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Interim Financial Statements as at 30.9.2007 in accordance with the International Accounting Standard 34 in English,
- six (6) copies of Consolidated Interim Financial Statements as at 30.9.2007 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Consolidated Interim Financial Statements as at 30.9.2007 in accordance with the International Accounting Standard 34 in English.

ALPHA BANK

Α.Μ.Α.Ε.: 6066/06/Β/86/05

Σταδίου 40 - 102 52 ΑΘΗΝΑΙ

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK Α.Ε. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2007 μέχρι 30η Σεπτεμβρίου 2007

(Σύμφωνα με το Π.Δ. 360/1985 και την απόφαση 2/396/31.8.2006 του Δ.Σ. της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες €)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. [illegible] με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr [illegible] Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.) [illegible]

Οι ενδιάμεσες οικονομικές καταστάσεις της 30.9.2007 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 30ης Οκτωβρίου 2007

ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία 30.9.2007	Ενοποιημένα Στοιχεία 31.12.2006	Στοιχεία Τραπέζης 30.9.2007	Στοιχεία Τραπέζης 31.12.2006
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.824.179	2.675.702	1.274.464	1.477.675
[illegible]	3.580.272	4.630.712	7.200.316	6.184.080
[illegible]	167.861	305.981	189.010	346.207
[illegible]	357.080	245.678	309.331	254.500
[illegible]	38.374.864	32.223.034	33.117.223	28.237.661
[illegible]	2.136.365	7.852.602	4.327.228	7.462.388
[illegible]	-	-	1.012.806	1.003.050
[illegible]	5.332	4.091	-	-
[illegible]	72.540	31.518	42.386	42.006
[illegible]	1.018.985	835.000	680.298	544.634
[illegible]	120.408	117.130	40.020	42.104
[illegible]	172.426	278.873	164.706	281.363
Λοιπά στοιχεία Ενεργητικού	353.440	300.840	226.654	220.025
	51.160.736	40.315.273	48.180.081	46.670.099
Ενεργητικό προς πώληση	84.048	484.387	63.837	92.513
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	51.243.783	40.799.660	48.241.618	46.764.612
ΥΠΟΧΡΕΩΣΕΙΣ				
[illegible]	5.443.574	6.080.529	4.478.888	7.222.117
[illegible]	360.576	234.576	360.615	236.223
[illegible]	32.341.746	31.014.084	21.277.401	28.372.543
[illegible]	9.320.406	8.340.467	10.114.440	10.146.320
[illegible]	115.777	120.077	82.403	110.102
[illegible]	79.413	140.200	76.401	137.801
[illegible]	662.413	548.684	612.081	613.311
[illegible]	834.576	475.003	804.748	884.390
[illegible]	83.076	66.263	34.800	17.901
	47.236.640	46.832.306	40.736.434	44.332.776
[illegible] Ενεργητικό προς πώληση	-	353.905	-	-
[illegible] (α)	47.236.640	46.185.903	46.736.434	44.332.776
ΚΑΘΑΡΗ ΘΕΣΗ				
[illegible]	1.602.075	1.591.286	1.602.075	1.591.286
[illegible]	166.410	127.961	166.410	127.961
[illegible]	476.980	361.007	364.601	307.603
[illegible] Ενεργητικού προς πώληση	-	(2.578)	-	-
[illegible]	977.462	866.016	802.006	523.201
[illegible]	(119.856)	(14.853)	(119.867)	(14.465)
[illegible] μετόχων της Τραπέζης	3.084.071	2.730.733	2.806.184	2.436.836
[illegible]	27.367	44.280	-	-
[illegible]	905.775	829.054	-	-
[illegible] Θέσεως (β)	4.007.243	3.613.067	2.906.184	2.435.836
ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	51.243.783	49.799.000	49.241.618	46.764.612

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 30.9.2007	Από 1 Ιανουαρίου έως 30.9.2006	Από 1 Ιουλίου έως 30.9.2007	Από 1 Ιουλίου έως 30.9.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 30.9.2007	Από 1 Ιανουαρίου έως 30.9.2006	Από 1 Ιουλίου έως 30.9.2007	Από 1 Ιουλίου έως 30.9.2006
Τόκοι και εξομοιούμενα έσοδα	2.467.790	1.920.000	873.082	691.091	2.232.173	1.736.732	794.875	[illegible]
Τόκοι και εξομοιούμενα έξοδα	(1.290.612)	(865.379)	(458.271)	(331.097)	(1.332.826)	(883.258)	(478.619)	(335.[illegible])
Καθαρό έσοδο από τόκους	1.166.177	1.055.471	415.711	360.004	899.347	852.474	316.256	290.[illegible]
Έσοδα από αμοιβές και προμήθειες	372.221	314.873	132.442	108.371	281.888	227.451	83.425	83.[illegible]
Προμήθειες έξοδα	(30.886)	(19.811)	(12.819)	(8.369)	(30.294)	(16.123)	(8.830)	(7.[illegible])
Καθαρό έσοδο από αμοιβές και προμήθειες	341.336	294.162	119.623	101.002	249.794	211.328	84.587	75.[illegible]
Έσοδα από μερίσματα	2.220	2.678	10	6	34.004	37.085	1	
Αποτελέσματα χρηματοοικονομικών πράξεων	58.044	36.462	18.246	8.880	(60.300)	38.216	20.083	
Λοιπά έσοδα	58.543	48.222	21.220	18.324	25.784	10.410	12.074	3
	120.607	88.300	39.476	27.100	(8.612)	74.319	32.086	4
Σύνολο εσόδων	1.628.119	1.438.933	574.810	488.076	1.134.679	1.138.121	434.031	370.[illegible]
Αμοιβές και έξοδα προσωπικού	(380.715)	(380.718)	(132.882)	(116.000)	(288.624)	(271.414)	(95.749)	(90.[illegible])
Γενικά διοικητικά έξοδα	(291.620)	(240.540)	(101.620)	(83.134)	(241.221)	(197.364)	(88.420)	(65.[illegible])
Αποσβέσεις	(66.037)	(45.943)	(19.620)	(15.279)	(37.040)	(29.617)	(13.444)	(9.[illegible])
Λοιπά έξοδα	(2.737)	(1.225)	(1.003)	(318)	(1.858)	(1.163)	(718)	([illegible])
Σύνολο εξόδων	(740.918)	(647.434)	(254.797)	(215.730)	(566.749)	(499.546)	(199.330)	(165.[illegible])
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(167.000)	(187.985)	(58.080)	(56.075)	(136.630)	(165.380)	(48.067)	(40.[illegible])
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	1.732	(35)	(27)	102	-	-	-	
	(169.454)	(188.020)	(58.107)	(57.073)	(136.630)	(165.380)	(48.067)	(40.[illegible])
Κέρδη προ του φόρου εισοδήματος	723.000	603.479	264.911	216.372	429.341	473.183	187.520	166.[illegible]
Φόρος εισοδήματος	(143.300)	(129.000)	(48.734)	(45.672)	(101.400)	(104.032)	(47.180)	(38.[illegible])
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες	580.201	473.791	216.177	190.700	327.636	369.151	140.341	119.[illegible]
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπείσες δραστηριότητες	90.300	1.276	-	(1.627)	-	-	-	
Καθαρά κέρδη μετά το φόρο εισοδήματος	670.600	475.067	216.177	189.073	327.636	369.151	140.341	119.[illegible]
Καθαρά κέρδη που αναλογούν σε:								
Μετόχους της Τραπέζης	669.002	473.377	215.736	187.812	-	-	-	
Τρίτους	677	1.690	461	561	-	-	-	
Καθαρά κέρδη ανά μετοχή:								
Από συνεχιζόμενες και διακοπείσες δραστηριότητες								
Βασικά (€ ανά μετοχή)	1,66	1,20	0,53	0,43	-	-	-	
Προσαρμοσμένα (€ ανά μετοχή)	1,64	1,20	0,53	0,43	-	-	-	
Από συνεχιζόμενες δραστηριότητες								
Βασικά (€ ανά μετοχή)	1,46	1,20	0,53	0,43	0,81	0,94	0,35	[illegible]
Προσαρμοσμένα (€ ανά μετοχή)	1,46	1,20	0,53	0,43	0,80	0,94	0,34	[illegible]

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 30.9.2007	30.9.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 30.9.2007	30.9.2006
Καθαρές εισπράξεις / (πληρωμές) από συνεχιζόμενες λειτουργικές δραστηριότητες (α)	(5.704.916)	(1.624.360)	(3.587.621)	(367.214)
Καθαρές εισπράξεις / (πληρωμές) από συνεχιζόμενες επενδυτικές δραστηριότητες (β)	4.355.178	(556.363)	3.076.903	(541.140)
Καθαρές εισπράξεις / (πληρωμές) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες (γ)	(175.606)	(481.040)	(87.002)	(458.837)
Αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου από συνεχιζόμενες δραστηριότητες (α)+(β)+(γ)	(1.525.344)	(2.661.623)	(598.720)	(1.367.181)
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	3.495	(5.084)	643	845
Καθαρές εισπράξεις / (πληρωμές) περιόδου από συνεχιζόμενες δραστηριότητες	(1.521.849)	(2.666.739)	(596.077)	(1.366.346)
Καθαρές ταμειακές ροές από διακοπείσες λειτουργικές δραστηριότητες	-	(3.218)	-	-
Καθαρές ταμειακές ροές από διακοπείσες επενδυτικές δραστηριότητες	180.700	2.514	-	-
Αύξηση / (μείωση) ταμειακών ροών από διακοπείσες δραστηριότητες	180.700	(704)	-	-
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	4.575.831	5.665.814	4.606.407	5.003.955
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	3.214.682	3.016.371	4.010.336	3.727.606

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία 30.9.2007	30.9.2006	Στοιχεία Τραπέζης 30.9.2007	30.9.2006
Καθαρή θέση ενάρξεως περιόδου (1.1.2007 και 1.1.2006 αντίστοιχα)	3.613.067	3.122.684	2.435.836	1.941.437
Αποτελέσματα περιόδου, μετά το φόρο εισοδήματος	670.600	475.067	327.636	369.151
	4.284.336	3.597.751	2.763.472	2.330.588
Αύξηση μετοχικού κεφαλαίου	38.238	-	38.238	-
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	(17.443)	(8.086)	-	-
Διανεμηθέντα μερίσματα	(306.496)	(238.945)	(304.421)	(237.858)
Αποτελέσματα που αναγνωρίστηκαν απ' ευθείας στην καθαρή θέση	102.208	(36.523)	86.043	(40.821)
(Αγορές) / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	(54.015)	(155.281)	(95.400)	(150.280)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(47.442)	(46.058)	-	-
Λοιπά	7.401	3.019	7.452	4.823
Καθαρή θέση λήξεως περιόδου (30.9.2007 και 30.9.2006 αντίστοιχα)	4.007.243	3.114.097	2.906.184	1.906.954

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. [illegible] της "ALPHA BANK" (μητρική εταιρία) [illegible] μέχρι την 30.9.2007 [illegible]

Επωνυμία	Έδρα	Ποσοστό Συμμετοχής
[illegible]	[illegible]	[illegible]

2. Κατά το χρονικό διάστημα 1.10.2006 έως 30.9.2007 [illegible] Alpha Bank [illegible]

3. Την 23.5.2007 [illegible] Alpha Ασφαλιστική Α.Ε. [illegible] "Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπείσες δραστηριότητες" [illegible]

	Από 1 Ιανουαρίου έως 30.9.2007	30.9.2006	Από 1 Ιουλίου έως 30.9.2007	30.9.2006
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

4. [illegible] Δ.Π.Χ.Π. 5 [illegible] Alpha Ασφαλιστική Α.Ε. [illegible] του Ομίλου.
5. [illegible] του Ομίλου.
6. Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Alpha Leasing A.E., [illegible] Holdings S.A., [illegible] Alpha Finance Α.Χ.Ε.Π.Ε.Υ. [illegible]
7. [illegible]
8. [illegible] της Τραπέζης.
9. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 30.9.2007, ήταν 12.718 άτομα (30.9.2006 : άτομα 12.647) [illegible]
10. [illegible]
11. [illegible]

Αθήνα, 30 Οκτωβρίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΙΩΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ
Α.Δ.Τ. Χ 661480	Α.Δ.Τ. Ι 166670	Α.Δ.Τ. Ν 308546	Α.Δ.Τ. ΑΒ 522994

ALPHA BANK

S.A. REGISTRATION NUMBER : [illegible]
40 STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

for the period from January 1, 2007 to September 30, 2007
(in accordance with P.D. 360/1985 and decision 2/396/31.8.2006 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditors' review report if required.

The interim financial statements as at 30.9.2007 were approved by the Board of Directors on 30th October 2007

BALANCE SHEET	Consolidated 30.9.2007	Consolidated 31.12.2006	Alpha Bank 30.9.2007	Alpha Bank 31.12.2006
ASSETS				
Cash and balances with Central Banks	2,634,170	[illegible]	1,274,434	1,477,879
Due from banks	[illegible]	4,636,712	7,[illegible],316	[illegible]
Securities held for trading	167,[illegible]	[illegible]	[illegible]	[illegible]
Derivative financial assets	287,[illegible]	[illegible]	[illegible]	234,[illegible]
Loans and advances to customers	[illegible]	[illegible]	[illegible],117,223	[illegible]
Investment securities				
- Available for sale	3,130,[illegible]	7,[illegible]	4,327,[illegible]	7,442,[illegible]
Investments in subsidiaries, associates and joint ventures	-	-	1,012,[illegible]	1,[illegible]
Investments in associates	[illegible]	4,[illegible]	-	-
Investment property	72,[illegible]	[illegible]	[illegible]	42,[illegible]
Property, plant and equipment	1,010,[illegible]	[illegible]	[illegible]	[illegible]
Goodwill and other intangible assets	[illegible]	117,[illegible]	[illegible]	42,[illegible]
Deferred tax assets	172,[illegible]	[illegible]	[illegible]	[illegible]
Other assets	[illegible]	[illegible]	[illegible]	[illegible]
	51,[illegible]	[illegible]	[illegible]	[illegible]
Non-current assets held for sale	[illegible]	404,[illegible]	[illegible]	[illegible]
TOTAL ASSETS	[illegible]	[illegible]	[illegible]	[illegible]
LIABILITIES				
Due to banks	3,443,[illegible]	[illegible]	4,476,[illegible]	7,222,117
Derivative financial liabilities	[illegible]	[illegible]	[illegible]	[illegible]
Due to customers (including debt securities in issue)	[illegible]	[illegible]	21,277,[illegible]	[illegible]
Debt securities in issue held by institutional investors and other borrowed funds	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]

THE CHAIRMAN OF THE BOARD OF DIRECTORS | THE MANAGING DIRECTOR | THE EXECUTIVE DIRECTOR | GROUP FINANCIAL REPORTING OFFICER

YANNIS S. COSTOPOULOS | DEMETRIOS P. MANTZOUNIS | MARINOS S. YANNOPOULOS | GEORGE N. KONTOS

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 30.9.2007

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ

30 ΟΚΤΩΒΡΙΟΥ 2007

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

Σελίδα

Ενδιάμεσες ενοποιημένες οικονομικές καταστάσεις της 30.9.2007

ΕΝΔΙΑΜΕΣΕΣ ΕΝΟΠΟΙΗΜΕΝΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.9.2007

Ενδιάμεση ενοποιημένη κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.9.2007	Από 1 Ιανουαρίου έως 30.9.2006	Από 1 Ιουλίου έως 30.9.2007	Από 1 Ιουλίου έως 30.9.2006
Τόκοι και εξομοιούμενα έσοδα		2.457.789	1.920.850	873.982	691.981
Τόκοι και εξομοιούμενα έξοδα		(1.289.612)	(865.379)	(458.271)	(331.097)
Καθαρό έσοδο από τόκους		1.168.177	1.055.471	415.711	360.884
Έσοδα από αμοιβές και προμήθειες		372.221	314.073	132.442	109.371
Προμήθειες έξοδα		(30.886)	(19.911)	(12.819)	(8.369)
Καθαρό έσοδο από αμοιβές και προμήθειες		341.335	294.162	119.623	101.002
Έσοδα από μερίσματα		2.220	2.676	10	5
Αποτελέσματα χρηματοοικονομικών πράξεων		58.844	38.402	18.246	8.860
Λοιπά έσοδα		59.543	48.222	21.220	18.324
		120.607	89.300	39.476	27.189
Σύνολο εσόδων		**1.630.119**	**1.438.933**	**574.810**	**489.075**
Αμοιβές και έξοδα προσωπικού		(390.715)	(350.718)	(132.032)	(116.999)
Γενικά διοικητικά έξοδα		(291.526)	(249.548)	(101.828)	(83.134)
Αποσβέσεις	8,9,10	(55.037)	(45.943)	(19.929)	(15.279)
Λοιπά έξοδα		(2.737)	(1.225)	(1.003)	(318)
Σύνολο εξόδων		**(740.015)**	**(647.434)**	**(254.792)**	**(215.730)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(157.686)	(187.985)	(55.085)	(58.075)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες		1.232	(35)	(22)	102
Κέρδη πριν το φόρο εισοδήματος		**733.650**	**603.479**	**264.911**	**215.372**
Φόρος εισοδήματος	3	(143.369)	(129.688)	(48.734)	(45.672)
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες		**590.281**	**473.791**	**216.177**	**169.700**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	4	80.388	1.276	-	(1.627)
Καθαρά κέρδη μετά το φόρο εισοδήματος		**670.669**	**475.067**	**216.177**	**168.073**
Καθαρά Κέρδη που αναλογούν σε:					
Μετόχους της Τραπέζης		**669.692**	**473.377**	**215.726**	**167.512**
Τρίτους		977	1.690	451	561
Καθαρά κέρδη ανά μετοχή:	5				
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες					
Βασικά (€ ανά μετοχή)		1,65	1,20	0,53	0,43
Προσαρμοσμένα (€ ανά μετοχή)		1,64	1,20	0,53	0,43
Από συνεχιζόμενες δραστηριότητες					
Βασικά (€ ανά μετοχή)		1,45	1,20	0,53	0,43
Προσαρμοσμένα (€ ανά μετοχή)		1,45	1,20	0,53	0,43

Σημείωση: Τα αποτελέσματα της περιόδου 1.1 - 30.9.2006 έχουν αναμορφωθεί λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση διακοπτόμενης δραστηριότητας (σημείωση 22α).

Οι επισυναπτόμενες σημειώσεις (σελ. 7-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος ενοποιημένος Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	30.9.2007	31.12.2006
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		2.824.176	2.675.702
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		3.589.272	4.636.712
Αξιόγραφα χαρτοφυλακίου συναλλαγών		157.861	305.991
Παράγωγα χρηματοοικονομικά μέσα		357.060	245.676
Δάνεια και απαιτήσεις κατά πελατών	6	39.374.854	32.223.034
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση	7	3.136.355	7.552.602
Επενδύσεις σε συγγενείς εταιρίες		5.332	4.091
Επενδύσεις σε ακίνητα	8	72.569	31.518
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	9	1.019.985	935.996
Υπεραξία και λοιπά άυλα πάγια	10	126.406	117.138
Αναβαλλόμενες φορολογικές απαιτήσεις		172.425	276.973
Λοιπά στοιχεία Ενεργητικού		353.440	309.840
		51.189.735	49.315.273
Στοιχεία Ενεργητικού προς πώληση	11	54.048	484.387
Σύνολο Ενεργητικού		**51.243.783**	**49.799.660**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		3.443.574	6.686.526
Παράγωγα χρηματοοικονομικά μέσα		358.576	224.576
Υποχρεώσεις προς πελάτες			
(συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)		32.341.748	31.014.694
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς			
επενδυτές και λοιπές δανειακές υποχρεώσεις	12	9.326.488	6.348.467
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		115.777	129.077
Αναβαλλόμενες φορολογικές υποχρεώσεις		79.413	140.208
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	13	552.413	548.584
Λοιπές υποχρεώσεις		934.575	675.003
Προβλέψεις	14	83.976	65.263
		47.236.540	45.832.398
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού			
προς πώληση	11	-	353.595
Σύνολο Υποχρεώσεων		**47.236.540**	**46.185.993**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους Μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο	15	1.602.075	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	15	155.410	127.961
Αποθεματικά		478.960	351.697
Ποσά που αναγνωρίστηκαν απευθείας στην Καθαρή Θέση και			
συνδέονται με στοιχεία Ενεργητικού προς πώληση	11	-	(2.576)
Αποτελέσματα εις νέον	15	977.482	686.018
Ίδιες μετοχές	15	(119.856)	(14.653)
		3.094.071	**2.739.733**
Δικαιώματα τρίτων		**27.397**	**44.280**
Υβριδικά κεφάλαια		**885.775**	**829.654**
Σύνολο Καθαρής Θέσεως		**4.007.243**	**3.613.667**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**51.243.783**	**49.799.660**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**324.297**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.9.2006									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(29.484)			(29.484)			(29.484)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(23.025)			(23.025)			(23.025)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			15.084			15.084			15.084
Λοιπά				(1.098)		(1.098)			(1.098)
Αποτέλεσμα που αναγνωρίστηκε απευθείας στην Καθαρή Θέση			(37.425)	(1.098)		(38.523)			(38.523)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				473.377		473.377	1.690		475.067
Σύνολο αποτελέσματος			(37.425)	472.279		434.854	1.690		436.544
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)					
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(397)		(397)	(7.689)		(8.086)
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				1.812	(150.280)	(148.468)		(6.793)	(155.261)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			3.819			3.819			3.819
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας				(237.556)		(237.556)	(1.389)		(238.945)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(46.058)		(46.058)			(46.058)
Σχηματισμός αποθεματικών			44.496	(44.496)					
Υπόλοιπο 30.9.2006	**1.589.972**	**125.685**	**335.187**	**518.615**	**(338.596)**	**2.230.863**	**45.681**	**838.153**	**3.114.697**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

	Μετοχικό κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.10.2006	**1.589.972**	**125.685**	**335.187**	**518.615**	**(338.596)**	**2.230.863**	**45.681**	**838.153**	**3.114.697**
Μεταβολές στην Καθαρή Θέση περιόδου 1.10-31.12.2006									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(19.292)			(19.292)			(19.292)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			16.360			16.360			16.360
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			16.825			16.825			16.825
Λοιπά				49		49			49
Αποτέλεσμα που αναγνωρίστηκε απευθείας στην Καθαρή Θέση			13.893	49		13.942			13.942
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				78.610		78.610	438		79.048
Σύνολο αποτελέσματος			13.893	78.659		92.552	438		92.990
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(116)		(116)	(1.803)		(1.919)
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				94.786	323.943	418.729		(8.499)	410.230
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	1.314					1.314			1.314
Διαφορά υπέρ το άρτιο από ενασκηθέντα δικαιώματα προαιρέσεως		2.276	(2.276)						
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.339			1.339			1.339
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας							(36)		(36)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(4.948)		(4.948)			(4.948)
Σχηματισμός αποθεματικών			978	(978)					
Υπόλοιπο 31.12.2006	**1.591.286**	**127.961**	**349.121**	**686.018**	**(14.653)**	**2.739.733**	**44.280**	**829.654**	**3.613.667**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2007	**1.591.286**	**127.961**	**349.121**	**686.018**	**(14.653)**	**2.739.733**	**44.280**	**829.654**	**3.613.667**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-30.9.2007									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(27.187)			(27.187)			(27.187)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			128.059			128.059			128.059
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			3.495			3.495			3.495
Λοιπά				(2.161)		(2.161)			(2.161)
Αποτέλεσμα που αναγνωρίστηκε απευθείας στην Καθαρή Θέση			104.367	(2.161)		102.206			102.206
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				669.692		669.692	977		670.669
Σύνολο αποτελέσματος			104.367	667.531		771.898	977		772.875
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(660)		(660)	(16.783)		(17.443)
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(5.533)	(105.203)	(110.736)		56.121	(54.615)
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως (σημείωση 15)	10.789	27.449				38.238			38.238
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			7.461			7.461			7.461
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας				(304.421)		(304.421)	(1.077)		(305.498)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(47.442)		(47.442)			(47.442)
Σχηματισμός αποθεματικών			18.011	(18.011)					
Υπόλοιπο 30.9.2007	**1.602.075**	**155.410**	**478.960**	**977.482**	**(119.856)**	**3.094.071**	**27.397**	**885.775**	**4.007.243**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.9.2007	30.9.2006
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		733.650	603.479
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσωμάτων παγίων		37.730	31.785
Αποσβέσεις αΰλων παγίων		17.307	14.158
Απομειώσεις δανείων και προβλέψεις		164.374	195.318
Λοιπές προσαρμογές		7.461	55.151
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		23.437	(34.837)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		41.984	68.381
Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις		(1.232)	35
		1.024.711	933.470
Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(458.449)	(1.257.088)
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		36.746	(158.197)
Δανείων και απαιτήσεων κατά πελατών		(7.300.144)	(4.079.814)
Λοιπών στοιχείων Ενεργητικού		(41.174)	(62.636)
Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(3.242.952)	(1.309.952)
Υποχρεώσεων από παράγωγα		134.000	28.389
Υποχρεώσεων προς πελάτες		4.016.444	4.799.748
Λοιπών Υποχρεώσεων		235.831	201.366
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(5.594.987)	(904.714)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(109.929)	(119.676)
Καθαρές ταμειακές ροές από συνεχιζόμενες λειτουργικές δραστηριότητες		**(5.704.916)**	**(1.024.390)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις		(17.423)	(8.302)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς επιχειρήσεις		-	2.523
Εισπραχθέντα μερίσματα		2.220	2.676
Αγορές παγίων	8,9,10,11	(134.886)	(76.987)
Πωλήσεις παγίων		19.612	8.158
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		4.485.655	(484.461)
Καθαρές ταμειακές ροές από συνεχιζόμενες επενδυτικές δραστηριότητες		**4.355.178**	**(556.393)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Αύξηση Καθαρής θέσεως από ενάσκηση δικαιωμάτων προαιρέσεως	15	38.238	-
Πληρωθέντα μερίσματα		(303.316)	(236.087)
(Αγορές)/Πωλήσεις ιδίων μετοχών	15	(80.935)	(144.700)
Έκδοση ομολογιακών δανείων	12	677.038	-
Αποπληρωμή ομολογιακών δανείων		(500.176)	(47.402)
Έκδοση υβριδικών τίτλων		40.987	-
Αγορές υβριδικών τίτλων		-	(6.793)
Πληρωθέντα μερίσματα υβριδικών τίτλων		(47.442)	(46.058)
Καθαρές ταμειακές ροές από συνεχιζόμενες χρηματοδοτικές δραστηριότητες		**(175.606)**	**(481.040)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		3.495	15.084
Καθαρή αύξηση/(μείωση) ταμειακών ροών από συνεχιζόμενες δραστηριότητες		**(1.521.849)**	**(2.046.739)**
Καθαρές ταμειακές ροές από διακοπείσες λειτουργικές δραστηριότητες		-	(3.218)
Καθαρές ταμειακές ροές από διακοπείσες επενδυτικές δραστηριότητες		160.700	2.514
Καθαρές ταμειακές ροές από διακοπείσες χρηματοδοτικές δραστηριότητες		-	-
Καθαρή αύξηση/(μείωση) ταμειακών ροών από διακοπείσες δραστηριότητες		**160.700**	**(704)**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**4.575.831**	**5.665.814**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**3.214.682**	**3.618.371**

Σημείωση: Οι ταμειακές ροές της περιόδου 1.1.-30.9.2006 έχουν αναμορφωθεί, λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση διακοπτόμενης δραστηριότητας (σημείωση 22α)

Οι επισυναπτόμενες σημειώσεις (σελ. 7-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Σημειώσεις επί των ενοποιημένων οικονομικών καταστάσεων

Γενικές Πληροφορίες

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.2.2007, (παραίτηση του μη εκτελεστικού μέλους κ. Τάκη Αθανασόπουλου και αντικατάστασή του από τον κ. Ευάγγελο Καλούση), την 30.9.2007 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */*** (Με απόφαση της Γενικής Συνελεύσεως της 3.4.2007 ορίσθηκε από μη εκτελεστικό μέλος σε ανεξάρτητο μη εκτελεστικό)
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου
	Γαρυφαλλιά Β. Σπυριούνη
Αναπληρωματικοί:	Χαράλαμπος Γ. Συρούνης
	Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925, ενώ την 30η Σεπτεμβρίου 2007 ήταν η τέταρτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 30η Σεπτεμβρίου 2007 ανήρχετο σε 410.788.387 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριου και διεθνούς επενδυτικού ενδιαφέροντος υψηλών απαιτήσεων, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το εννεάμηνο 2007, σε 1.322.205 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο, περιλαμβανομένων των πακέτων συναλλαγών.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 30ης Οκτωβρίου 2007.

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.9.2007 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.9.2007, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2006, αφού ληφθούν υπόψη τα Πρότυπα και οι Διερμηνείες που αναφέρονται κατωτέρω, τα οποία εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική για τον Όμιλο από 1.1.2007:

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.) 7 «Χρηματοοικονομικά μέσα: Γνωστοποιήσεις»*

- *Τροποποίηση ΔΛΠ 1 «Παρουσίαση Οικονομικών καταστάσεων – Γνωστοποιήσεις κεφαλαίων» (Κανονισμός 108/2006)*

  Το Δ.Π.Χ.Π. 7 και η τροποποίηση του ΔΛΠ 1, επέφεραν αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποιήσεως των στοιχείων, που αφορούν τα χρηματοοικονομικά μέσα, οι οποίες θα παρουσιαστούν στις ετήσιες οικονομικές καταστάσεις.

- *Διερμηνεία 7 «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» (Κανονισμός 708/2006)*

  Η υιοθέτησή της δεν είχε επίπτωση στις οικονομικές καταστάσεις διότι το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών δεν έχει εφαρμογή στις δραστηριότητες του Ομίλου.

- *Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/2006)*

  Η υιοθέτησή τους δεν είχε επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

- *Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση» (Κανονισμός 610/2007)*

  Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

  Η εφαρμογή της διερμηνείας αυτής δεν είχε επιπτώσεις στις ακολουθούμενες λογιστικές αρχές του Ομίλου.

Εκτός των Προτύπων και Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση την 1.6.2007, υιοθέτησε μέσω του Κανονισμού 611/2007, τη Διερμηνεία 11 «Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου», η οποία έχει υποχρεωτική εφαρμογή για χρήσεις με έναρξη από την 1.3.2007 και δεν αναμένεται να επιφέρει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

Επίσης, το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση.

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8 «Τομείς λειτουργίας»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2009

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 – «Οικονομικές πληροφορίες κατά τομέα».

  Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από τον Όμιλο, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων του Ομίλου κατά τομέα λειτουργίας.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 23 «Κόστος δανεισμού»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2009

  Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσης του στοιχείου του ενεργητικού.

  Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 1 « Παρουσίαση οικονομικών καταστάσεων»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2009

  Την 6η Σεπτεμβρίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 1, με το οποίο απαιτείται η συγκέντρωση πληροφοριών με κοινά χαρακτηριστικά στις οικονομικές καταστάσεις και εισάγεται η έννοια του συνολικού αποτελέσματος.

  Η κατάσταση συνολικού αποτελέσματος συγκεντρώνει τα αποτελέσματα της περιόδου και τις κινήσεις των ιδίων κεφαλαίων που δεν αφορούν δοσοληψίες με τους μετόχους. Οι κινήσεις αυτές, δύνανται να εμφανίζονται είτε ως υποσύνολο της καταστάσεως συνολικού αποτελέσματος ή σε ξεχωριστή κατάσταση.

  Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από τον Όμιλο, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των οικονομικών καταστάσεων.

- *Διερμηνεία 12 «Συμφωνία παραχώρησης εκμεταλλεύσεως»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2008

- *Διερμηνεία 13 «Προγράμματα επιβράβευσης πελατών»*
  Ισχύει για χρήσεις με έναρξη από την 1.7.2008

- *Διερμηνεία 14 «ΔΛΠ 19 – Όριο αναγνώρισης στοιχείων Ενεργητικού από προγράμματα καθορισμένων παροχών, ελάχιστες απαιτήσεις χρηματοδότησης και η αλληλεπίδρασή τους»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2008

Ο Όμιλος εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των ανωτέρω Διερμηνειών, στις οικονομικές καταστάσεις

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2007, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2007, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	151.507	175.301	30.129	58.773
Μειώσεις ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων	(14)	-	-	-
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	15.054	14.946	30.000	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(8.861)	(2.262)	(5.044)	(698)
Σύνολο	157.686	187.985	55.085	58.075

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002, όπως τροποποιήθηκε με το Ν. 3259/2004, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύθηκαν μέχρι 31.12.2005, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού, υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.1997 έως 20.3.2002.

Σε περίπτωση συγχωνεύσεως επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων, που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 24% για τα κέρδη της χρήσεως 2006 λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα, την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Τρέχων	96.629	108.438	28.282	34.665
Αναβαλλόμενος	46.740	21.250	20.452	11.007
Σύνολο Φόρου Εισοδήματος	143.369	129.688	48.734	45.672

Ο αναβαλλόμενος φόρος στην Κατάσταση Αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	10.631	7.861	5.870	2.653
Δάνεια και απαιτήσεις κατά πελατών	23.262	6.723	12.683	15.530
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	141	315	(112)	59
Αποτίμηση παραγώγων	(4.138)	6.454	(1.600)	(106)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	3.400	1.433	2.664	667
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας	10.096	(1.568)	(455)	(8.652)
Μεταφερόμενες φορολογικές ζημίες προς συμψηφισμό	464	258	541	269
Λοιπές προσωρινές διαφορές	2.884	(226)	861	587
Σύνολο	46.740	21.250	20.452	11.007

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως				Από 1 Ιουλίου έως			
	30.9.2007		30.9.2006		30.9.2007		30.9.2006	
	%		%		%		%	
Κέρδη πριν το φόρο εισοδήματος συνεχιζομένων δραστηριοτήτων		733.650		603.479		264.911		215.372
Φόρος εισοδήματος	20,36	149.341	23,56	142.200	14,76	39.094	27,06	58.288
Αύξηση/(μείωση) προερχόμενη από:								
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	(0,10)	(744)	0,05	274	(0,32)	(836)	0,04	92
Εισόδημα μη υπαγόμενο στο φόρο	(2,44)	(17.865)	(3,38)	(20.395)	1,55	4.097	(1,16)	(2.488)
Έξοδα μη εκπεστέα	1,03	7.526	0,43	2.603	2,08	5.518	0,57	1.226
Αναλογία των αφορολόγητων εσόδων στα κέρδη περιόδου	(0,49)	(3.587)	(0,72)	(4.350)	(1,19)	(3.149)	(0,63)	(1.364)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα κέρδη	0,36	2.620	0,54	3.247	0,87	2.294	0,52	1.120
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον υπολογισμό του τρέχοντος και αναβαλλόμενου φόρου	-	-	0,12	749	-	-	0,19	414
Λοιπές φορολογικές προσαρμογές	0,83	6.078	0,89	5.360	0,65	1.716	(5,39)	(11.616)
Φόρος Εισοδήματος	**19,54**	**143.369**	**21,49**	**129.688**	**18,40**	**48.734**	**21,21**	**45.672**

Ο εφαρμοστέος συντελεστής φόρου εισοδήματος 23,56% για την περίοδο 1.1-30.9.2006 και 20,36% για την περίοδο 1.1-30.9.2007 είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων για κάθε μία από τις θυγατρικές του Ομίλου.

4. Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες

Την 23.03.2007 ολοκληρώθηκε η μεταβίβαση από τον Όμιλο του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε., στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.

Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Τα αποτελέσματα της Alpha Ασφαλιστική Α.Ε., η οποία ορίσθηκε ως διακοπτόμενη δραστηριότητα και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό «καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες» και αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Καθαρό έσοδο από τόκους	860	3.836	-	1.192
Καθαρό έσοδο από αμοιβές και προμήθειες	409	1.459	-	439
Αποτελέσματα χρηματοοικονομικών πράξεων	-	1.823	-	892
Λοιπά έσοδα (Ασφάλιστρα κ.λπ.)	3.573	20.716	-	4.466
Σύνολο εσόδων	**4.842**	**27.834**	**-**	**6.989**
Αμοιβές και έξοδα προσωπικού	(2.338)	(11.219)	-	(3.243)
Γενικά διοικητικά έξοδα	(1.583)	(8.599)	-	(2.526)
Αποσβέσεις	(239)	(1.348)	-	(401)
Σύνολο εξόδων	**(4.160)**	**(21.166)**	**-**	**(6.170)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	-	(900)	-	(300)
Κέρδη / (ζημιές) πριν το φόρο εισοδήματος	**682**	**5.768**	**-**	**519**
Φόρος εισοδήματος	(421)	(4.492)	-	(2.146)
Καθαρά κέρδη / (ζημιές) μετά το φόρο εισοδήματος	**261**	**1.276**	**-**	**(1.627)**
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	**80.127**	**-**	**-**	**-**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	**80.388**	**1.276**	**-**	**(1.627)**

5. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τον Όμιλο, κοινών μετοχών της Τραπέζης, κατά την ανωτέρω περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	**30.9.2006**	**30.9.2007**	**30.9.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	669.692	473.377	215.726	167.512
Σταθμισμένος μέσος όρος υφιστάμενων κοινών μετοχών	406.276.538	393.316.253	406.124.485	389.544.821
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	1,65	1,20	0,53	0,43

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	**30.9.2006**	**30.9.2007**	**30.9.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες (σημείωση 22α)	589.304	472.125	215.726	169.139
Σταθμισμένος μέσος όρος υφιστάμενων κοινών μετοχών	406.276.538	393.316.253	406.124.485	389.544.821
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	1,45	1,20	0,53	0,43

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές. Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	**30.9.2006**	**30.9.2007**	**30.9.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	669.692	473.377	215.726	167.512
Σταθμισμένος μέσος όρος υφιστάμενων κοινών μετοχών	406.276.538	393.316.253	406.124.485	389.544.821
Προσαρμογή για δικαιώματα προαιρέσεως	967.881	983.702	1.050.275	1.010.221
Σταθμισμένος μέσος όρος υφιστάμενων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.244.419	394.299.955	407.174.760	390.555.042
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	1,64	1,20	0,53	0,43

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες (σημείωση 22α)	589.304	472.125	215.726	169.139
Σταθμισμένος μέσος όρος υφιστάμενων κοινών μετοχών	406.276.538	393.316.253	406.124.485	389.544.821
Προσαρμογή για δικαιώματα προαιρέσεως	967.881	983.702	1.050.275	1.010.221
Σταθμισμένος μέσος όρος υφιστάμενων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.244.419	394.299.955	407.174.760	390.555.042
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	1,45	1,20	0,53	0,43

Ενεργητικό

6. Δάνεια και απαιτήσεις κατά πελατών

	30.9.2007	31.12.2006
Ιδιώτες:		
Στεγαστικά	10.444.702	8.812.267
Καταναλωτικά	3.305.177	2.445.129
Πιστωτικές κάρτες	1.039.748	942.025
Λοιπά δάνεια	140.035	217.035
Σύνολο	14.929.662	12.416.456
Εταιρίες:		
Επιχειρηματικά δάνεια	23.428.104	18.992.719
Χρηματοδοτικές μισθώσεις (Leasing)	1.243.998	1.086.745
Εκχωρήσεις επιχειρηματικών απαιτήσεων (Factoring)	456.766	495.692
Σύνολο	25.128.868	20.575.156
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	8.810	12.179
Λοιπές απαιτήσεις	229.445	196.492
	40.296.785	33.200.283
Μείον:		
Συσσωρευμένες απομειώσεις*	(921.931)	(977.249)
Σύνολο	**39.374.854**	**32.223.034**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 30.000 (31.12.2006: € 14.946) (σημείωση 2). Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 951.931 (31.12.2006: € 992.195).

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	30.9.2007	31.12.2006
Έως ένα (1) έτος	397.529	318.043
Από ένα (1) έτος έως και πέντε (5) έτη	631.678	553.620
Πέραν των πέντε (5) ετών	678.615	588.952
	1.707.822	1.460.615
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(463.824)	(373.870)
Σύνολο	**1.243.998**	**1.086.745**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	30.9.2007	31.12.2006
Έως ένα (1) έτος	309.669	257.139
Από ένα (1) έτος έως και πέντε (5) έτη	444.998	395.356
Πέραν των πέντε (5) ετών	489.331	434.250
Σύνολο	**1.243.998**	**1.086.745**

Συσσωρευμένες απομειώσεις	
Υπόλοιπο 1.1.2006	**1.040.360**
Μεταβολές περιόδου 1.1. - 30.9.2006	
Συσσωρευμένες απομειώσεις διακοπτομένων δραστηριοτήτων	(4.806)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	51.333
Συναλλαγματικές διαφορές	(1.117)
Ζημίες απομειώσεως περιόδου (σημείωση 2)	175.301
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(100.829)
Υπόλοιπο 30.9.2006	**1.160.242**

Μεταβολές περιόδου 1.10. - 31.12.2006	
Συσσωρευμένες απομειώσεις διακοπτομένων δραστηριοτήτων	(41)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	20.317
Συναλλαγματικές διαφορές	(1.525)
Ζημίες απομειώσεως περιόδου	69.330
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(271.074)
Υπόλοιπο 31.12.2006	**977.249**
Μεταβολές περιόδου 1.1. - 30.9.2007	
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	37.296
Μεταφορά συσσωρευμένης απομείωσης από στοιχεία ενεργητικού προς πώληση	41
Συναλλαγματικές διαφορές	(1.398)
Ζημίες απομειώσεως περιόδου (σημείωση 2)	151.507
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(242.764)
Υπόλοιπο 30.9.2007	**921.931**

7. Αξιόγραφα επενδυτικού χαρτοφυλακίου

Διαθέσιμα προς πώληση		**30.9.2007**		**31.12.2006**
Κρατικοί τίτλοι		1.873.214		6.253.815
Λοιποί χρεωστικοί τίτλοι:		1.119.941		1.170.994
Εισηγμένοι	*1.054.984*		*1.142.097*	
Μη εισηγμένοι	*64.957*		*28.897*	
Μετοχές:		89.687		65.691
Εισηγμένες	*70.766*		*52.317*	
Μη εισηγμένες	*18.921*		*13.374*	
Λοιποί τίτλοι μεταβλητής αποδόσεως		53.513		62.102
Σύνολο		**3.136.355**		**7.552.602**

8. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	33.061
Συσσωρευμένες αποσβέσεις	(3.511)
1.1.2006 - 30.9.2006	
Αναπόσβεστη αξία 1.1.2006	29.550
Συναλλαγματικές διαφορές	15
Προσθήκες	3
Μεταφορές	(870)
Αποσβέσεις περιόδου	(280)
Αναπόσβεστη αξία 30.9.2006	28.418
Υπόλοιπα την 30.9.2006	
Αξία κτήσεως	32.393
Συσσωρευμένες αποσβέσεις	(3 975)

1.10.2006 - 31.12.2006	
Αναπόσβεστη αξία 1.10.2006	28.418
Συναλλαγματικές διαφορές	17
Προσθήκες	11
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2006	5.342
Διαθέσεις	(86)
Μεταφορές	(647)
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	(1.470)
Αποσβέσεις περιόδου	(67)
Αναπόσβεστη αξία 31.12.2006	31.518
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	34.948
Συσσωρευμένες αποσβέσεις	(3.430)
1.1.2007 - 30.9.2007	
Αναπόσβεστη αξία 1.1.2007	31.518
Συναλλαγματικές διαφορές	6
Προσθήκες	26.516
Διαθέσεις	(452)
Μεταφορές από «Ιδιοχρησιμοποιούμενα ενσώματα Πάγια»*	15.445
Αποσβέσεις περιόδου	(464)
Αναπόσβεστη αξία 30.9.2007	72.569
Υπόλοιπα την 30.9.2007	
Αξία κτήσεως	77.326
Συσσωρευμένες αποσβέσεις	(4.757)

* Οι μεταφορές από την κατηγορία «Ιδιοχρησιμοποιούμενα ενσώματα πάγια» αφορούν ακίνητο ιδιοκτησίας της θυγατρικής εταιρίας Ωκεανός Α.Τ.Ο.Ε.Ε., η οποία μέχρι την 23.3.2007 εκμίσθωνε το ακίνητο στη θυγατρική Alpha Ασφαλιστική Α.Ε.

9. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	1.076.377	3.347	342.984	1.422.708
Συσσωρευμένες αποσβέσεις	(212.001)	(1.440)	(271.294)	(484.735)
1.1.2006 - 30.9.2006				
Αναπόσβεστη αξία 1.1.2006	864.376	1.907	71.690	937.973
Συναλλαγματικές διαφορές	652	62	1.174	1.888
Προσθήκες	19.394	268	36.291	55.953
Διαθέσεις	(1.552)	-	(1.875)	(3.427)
Μεταφορές	870	-	-	870
Αποσβέσεις περιόδου	(14.719)	(412)	(17.053)	(32.184)
Αναπόσβεστη αξία 30.9.2006	869.021	1.825	90.227	961.073
Υπόλοιπα την 30.9.2006				
Αξία κτήσεως	1.095.465	3.625	376.347	1.475.437
Συσσωρευμένες αποσβέσεις	(226.444)	(1.800)	(286.120)	(514.364)

1.10.2006 - 31.12.2006				
Αναπόσβεστη αξία 1.10.2006	869.021	1.825	90.227	961.073
Συναλλαγματικές διαφορές	2.680	57	(406)	2.331
Προσθήκες	16.986	340	3.083	20.409
Διαθέσεις	(890)	-	1.367	477
Μεταφορές	647	-	(485)	162
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	(34.861)	-	(2.583)	(37.444)
Αποσβέσεις περιόδου	(5.112)	(130)	(5.770)	(11.012)
Αναπόσβεστη αξία 31.12.2006	848.471	2.092	85.433	935.996
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	1.058.044	4.055	361.639	1.423.738
Συσσωρευμένες αποσβέσεις	(209.573)	(1.963)	(276.206)	(487.742)
1.1.2007 - 30.9.2007				
Αναπόσβεστη αξία 1.1.2007	848.471	2.092	85.433	935.996
Συναλλαγματικές διαφορές	(659)	31	(615)	(1.243)
Προσθήκες	46.743	1.072	27.116	74.931
Διαθέσεις	(5.254)	-	(4.023)	(9.277)
Μεταφορά από «Οικόπεδα-Κτήρια» σε «Επενδύσεις σε ακίνητα»	(15.445)	-	-	(15.445)
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση»*	71.414	-	1.180	72.594
Λοιπές μεταφορές	-	30	(334)	(304)
Αποσβέσεις περιόδου	(16.362)	(514)	(20.391)	(37.267)
Αναπόσβεστη αξία 30.9.2007	928.908	2.711	88.366	1.019.985
Υπόλοιπα την 30.9.2007				
Αξία κτήσεως	1.170.032	4.968	384.422	1.559.422
Συσσωρευμένες αποσβέσεις	(241.124)	(2.257)	(296.056)	(539.437)

* Ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία «Στοιχεία Ενεργητικού προς πώληση» λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει. Επίσης στην ίδια κατηγορία μεταφέρθηκαν ακίνητα της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην οποία περιήλθε ο κλάδος ξενοδοχειακών δραστηριοτήτων Hilton Ρόδου, μετά το πέρας των διαδικασιών απόσχισής του από την Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., αναπόσβεστης αξίας € 29 εκατ. Οι αποσβέσεις που αντιστοιχούν στο χρονικό διάστημα που τα συγκεκριμένα ακίνητα είχαν καταταγεί στην κατηγορία «Στοιχεία Ενεργητικού προς πώληση» ανέρχονται σε € 2,2 εκατ. και € 1,9 εκατ. αντιστοίχως.

10. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	54.022	17.392	130.227	201.641
Συσσωρευμένες αποσβέσεις	-	(3.014)	(91.191)	(94.205)
1.1.2006 - 30.9.2006				
Αναπόσβεστη αξία 1.1.2006	54.022	14.378	39.036	107.436
Συναλλαγματικές διαφορές	2.220	479	344	3.043
Προσθήκες	-	-	15.065	15.065
Διαθέσεις	-	-	(49)	(49)
Αποσβέσεις περιόδου	-	(2.452)	(12.375)	(14.827)
Αναπόσβεστη αξία 30.9.2006	56.242	12.405	42.021	110.668
Υπόλοιπα την 30.9.2006				
Αξία κτήσεως	56.242	18.114	146.369	220.725
Συσσωρευμένες αποσβέσεις	-	(5.709)	(104.348)	(110.057)
1.10.2006 - 31.12.2006				
Αναπόσβεστη αξία 1.10.2006	56.242	12.405	42.021	110.668
Συναλλαγματικές διαφορές	2.102	458	(878)	1.682
Προσθήκες	-	428	12.825	13.253
Διαθέσεις	-	-	(2.653)	(2.653)
Μεταφορές σε "Στοιχεία Ενεργητικού προς πώληση"	-	-	(2.019)	(2.019)
Λοιπές μεταφορές	-	-	485	485
Αποσβέσεις περιόδου	-	(882)	(3.396)	(4.278)
Αναπόσβεστη αξία 31.12.2006	58.344	12.409	46.385	117.138
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	58.344	18.293	144.745	221.382
Συσσωρευμένες αποσβέσεις	-	(5.884)	(98.360)	(104.244)
1.1.2007 - 30.9.2007				
Αναπόσβεστη αξία 1.1.2007	58.344	12.409	46.385	117.138
Συναλλαγματικές διαφορές	59	(120)	104	43
Προσθήκες	-	394	26.764	27.158
Διαθέσεις	-	-	(964)	(964)
Μεταφορές	-	-	337	337
Αποσβέσεις περιόδου	-	(2.468)	(14.838)	(17.306)
Αναπόσβεστη αξία 30.9.2007	58.403	10.215	57.788	126.406
Υπόλοιπα την 30.9.2007				
Αξία κτήσεως	58.403	19.359	173.414	251.176
Συσσωρευμένες αποσβέσεις	-	(9.144)	(115.626)	(124.770)

11. Στοιχεία Ενεργητικού προς πώληση, Υποχρεώσεις και ποσά που αναγνωρίστηκαν απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2006 - 30.9.2006			
Υπόλοιπο την 1.1.2006	88.004	585	88.589
Προσθήκες	5.916	329	6.245
Διαθέσεις	(2.570)	(325)	(2.895)
Υπόλοιπο την 30.9.2006	**91.350**	**589**	**91.939**
1.10.2006 - 31.12.2006			
Υπόλοιπο την 1.10.2006	91.350	589	91.939
Προσθήκες	2.576	252	2.828
Διαθέσεις	(1.483)	(226)	(1.709)
Υπόλοιπο την 31.12.2006	**92.443**	**615**	**93.058**
1.1.2007 - 30.9.2007			
Υπόλοιπο την 1.1.2007	92.443	615	93.058
Προσθήκες	5.865	415	6.280
Διαθέσεις	(2.418)	(466)	(2.884)
Μεταφορές σε "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	(42.405)	-	(42.405)
Συναλλαγματικές διαφορές	(1)	-	(1)
Υπόλοιπο την 30.9.2007	**53.484**	**564**	**54.048**

Ακίνητα ποσού € 42,4 εκατ. μεταφέρθηκαν στην κατηγορία των ιδιοχρησιμοποιούμενων παγίων λόγω αποφάσεως της Τραπέζης να τα χρησιμοποιήσει για να στεγάσει υπηρεσίες της.

β. Λοιπά

- Με απόφαση του Διοικητικού Συμβουλίου της 24ης Σεπτεμβρίου 2007, η θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε. έπαψε να κατατάσσει τον κλάδο ξενοδοχειακών δραστηριοτήτων του Hilton Ρόδου ως κατεχόμενο προς πώληση.

  Λόγω της παραπάνω αλλαγής τα υπόλοιπα των λογαριασμών Ενεργητικού και Υποχρεώσεων του εν λόγω κλάδου μεταφέρθηκαν στους επιμέρους λογαριασμούς Ενεργητικού και Υποχρεώσεων που αφορούσαν. Την 31.12.2006 τα υπόλοιπα των παραπάνω λογαριασμών ανέρχονταν σε € 34.793 και € 1.225 αντιστοίχως.

- Την 23.3.2007 μεταβιβάστηκε στη γαλλική ασφαλιστική εταιρία ΑΧΑ το 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. Τα στοιχεία Ενεργητικού της εταιρίας που εμφανίζονταν κατά την 31.12.2006 στο λογαριασμό «Στοιχεία Ενεργητικού προς πώληση» ανέρχονταν σε € 356.536, οι υποχρεώσεις της που εμφανίζονταν στο λογαριασμό «Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση», ανέρχονταν σε € 352.370 και τα ποσά που αναγνωρίστηκαν απευθείας στην Καθαρή Θέση ανέρχονταν σε € -2.576.

Υποχρεώσεις

12. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Κοινά ομολογιακά δάνεια	
Υπόλοιπο 1.1.2007	**12.759.840**
Μεταβολές περιόδου 1.1 – 30.9.2007	
Νέες εκδόσεις(1)	6.803.280
(Αγορές)/πωλήσεις εταιριών Ομίλου	(1.561.447)
Λήξεις/Ανακλήσεις	(3.165.778)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(41.621)
Μεταβολές δεδουλευμένων τόκων	40.364
Συναλλαγματικές διαφορές	(9.877)
Υπόλοιπο 30.9.2007	**14.824.761**
Δάνεια μειωμένης εξασφαλίσεως	
Υπόλοιπο 1.1.2007	**1.029.413**
Μεταβολές περιόδου 1.1 – 30.9.2007	
Νέες εκδόσεις(2)	677.038
(Αγορές)/πωλήσεις εταιριών Ομίλου	(135.047)
Λήξεις/Ανακλήσεις(3)	(325.000)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	989
Μεταβολές δεδουλευμένων τόκων	3.318
Συναλλαγματικές διαφορές	(7.710)
Υπόλοιπο 30.9.2007	**1.243.001**
Γενικό Σύνολο	**16.067.762**

(1) Η πλειονότητα των νέων ομολογιακών εκδόσεων (€ 6.024 εκατ.) φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης μέχρι και 25 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης.

(2) Την 1.2.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 350 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 40 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 170 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 8.3.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 200 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 35 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 165 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 27.7.2007 εκδόθηκε τίτλος αορίστου διάρκειας (Upper Tier II) ονομαστικής αξίας € 130. εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 50 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 150 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

(3) Την 8.3.2007, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 300 εκατ. και αρχικής διάρκειας 10 ετών.

Την 8.5.2007, μετά την παρέλευση 5 ετών από την έκδοσή του, ανακλήθηκε δάνειο μειωμένης εξασφαλίσεως ποσού € 25 εκατ. και αρχικής διάρκειας 10 ετών.

Από τις παραπάνω ομολογίες διατέθηκε σε πελάτες της Τραπέζης και μεταφέρθηκε στο λογαριασμό «Υποχρεώσεις προς πελάτες» ποσό € 6.741.274 (31.12.2006 € 7.440.786), όπως αναφέρεται και στη σημείωση 22β των οικονομικών καταστάσεων. Έτσι το υπόλοιπο για την 30.9.2007 του λογαριασμού «Ομολογίες εκδόσεως μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις», διαμορφώθηκε σε € 9.326.488 (31.12.2006 € 6.348.467).

13. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Η διοίκηση της Τραπέζης υπέβαλε την 21.11.2006 αίτηση υπαγωγής του προσωπικού της στο ΕΤΑΤ, στα πλαίσια του Ν. 3371/2005.

Η ειδική οικονομική μελέτη, που προβλέπει ο ανωτέρω νόμος, ολοκληρώθηκε και το κόστος υπαγωγής βρίσκεται εντός των ορίων της ήδη σχηματισθείσης προβλέψεως.

Η διαδικασία υπαγωγής βρίσκεται σε εξέλιξη.

14. Προβλέψεις

	30.9.2007	31.12.2006
Ασφαλιστικές προβλέψεις	41.549	38.885
Λοιπές προβλέψεις	42.427	26.378
Σύνολο	**83.976**	**65.263**

α) Ασφαλιστικές προβλέψεις

	30.9.2007	31.12.2006
Γενικές ασφαλίσεις		
Προβλέψεις μη δεδουλευμένων ασφαλίστρων	4.540	4.942
Προβλέψεις για εκκρεμείς αποζημιώσεις	6.519	5.882
Σύνολο	**11.059**	**10.824**
Ασφαλίσεις ζωής		
Μαθηματικές προβλέψεις	6.941	6.792
Προβλέψεις για εκκρεμείς αποζημιώσεις	1.272	1.128
Σύνολο	**8.213**	**7.920**
Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο	**22.277**	**20.141**
Γενικό Σύνολο	**41.549**	**38.885**

β) Λοιπές προβλέψεις

Υπόλοιπο την 1.1.2006	**11.039**
Μεταβολές περιόδου 1.1. - 30.9.2006	
Συσσωρευμένες προβλέψεις διακοπτομένων δραστηριοτήτων	(48)
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	14.946
Λοιπές προβλέψεις	1.070
Χρησιμοποιηθείσες προβλέψεις	(113)
Συναλλαγματικές διαφορές	(997)
Υπόλοιπο την 30.9.2006	**25.897**
Μεταβολές περιόδου 1.10. - 31.12.2006	
Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις	(1.358)
Χρησιμοποιηθείσες προβλέψεις	(29)
Συναλλαγματικές διαφορές	1.868
Υπόλοιπο την 31.12.2006	**26.378**
Μεταβολές περιόδου 1.1. - 30.9.2007	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	15.054
Λοιπές προβλέψεις	2.507
Χρησιμοποιηθείσες προβλέψεις	(15)
Συναλλαγματικές διαφορές	(1.497)
Υπόλοιπο την 30.9.2007	**42.427**

Το ποσό των λοιπών προβλέψεων συμπεριλαμβάνεται στο λογαριασμό «Λοιπά έξοδα» της καταστάσεως αποτελεσμάτων.

Καθαρή θέση

15. Μετοχικό κεφάλαιο, Αποθεματικό από έκδοση μετοχών υπέρ το άρτιο, Αποτελέσματα εις νέον και Ίδιες μετοχές

α) Μετοχικό κεφάλαιο και Αποθεματικό από έκδοση μετοχών υπέρ το άρτιο

Την 25.9.2007, συνεπεία ενασκήσεως 2.766.385 δικαιωμάτων προαιρέσεως αγοράς μετοχών (stock options), το μετοχικό κεφάλαιο της Τραπέζης αυξήθηκε κατά € 10.789, με έκδοση 2.766.385 νέων μετοχών, ονομαστικής αξίας ευρώ τρία και ενενήντα λεπτά (€ 3,90) εκάστη. Επίσης, επειδή 1.642.680 δικαιώματα εκ των ανωτέρω ενασκήθηκαν με τιμή διαθέσεως ευρώ είκοσι και εξήντα ένα λεπτά (€ 20,61), το αποθεματικό από έκδοση μετοχών υπέρ το άρτιο αυξήθηκε κατά € 27.449, ήτοι με τη διαφορά μεταξύ της τιμής διαθέσεως και της ονομαστικής αξίας εκάστης μετοχής.

Έτσι, την 30 Σεπτεμβρίου 2007, το καταβεβλημένο μετοχικό κεφάλαιο ανήρχετο σε € 1.602.075 (31.12.2006: € 1.591.286) και ο συνολικός αριθμός των κοινών μετοχών σε 410.788.387 (31.12.2006: 408.022.002). Το αποθεματικό από έκδοση μετοχών υπέρ το άρτιο ανήρχετο σε € 155.410 (31.12.2006: € 127.961).

β) Αποτελέσματα εις νέον

Την 17.4.2007 διανεμήθηκε από την Τράπεζα μέρισμα χρήσεως 2006 συνολικού ποσού € 304.421, ήτοι ευρώ εβδομήντα πέντε λεπτά (€ 0,75) ανά μετοχή.

γ) Ίδιες μετοχές

Ο Όμιλος προέβη, κατά το χρονικό διάστημα 1.1 – 30.9.2007, σε αγορά 7.744.589 μετοχών, με αξία κτήσεως € 182.891 ήτοι ευρώ είκοσι τρία και εξήντα δύο λεπτά (€ 23,62) ανά μετοχή.

Την 1.8.2007, διατέθηκαν επιτυχώς μέσω ιδιωτικής τοποθετήσεως 3.505.992 ιδιοκατεχόμενες μετοχές, ήτοι ποσοστό 0,86% του καταβεβλημένου μετοχικού κεφαλαίου της Τραπέζης, σε τιμή διαθέσεως ευρώ είκοσι τέσσερα και ενενήντα λεπτά (€ 24,90) ανά μετοχή.

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε ο Όμιλος την 30.9.2007 ανήλθε σε 5.050.396 συνολικού κόστους € 119.856.

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2007, ενέκρινε μεταξύ άλλων πρόγραμμα αγοράς ιδίων μετοχών, για τη χρονική περίοδο Απριλίου 2007 – Απριλίου 2008, μέχρι του ποσού που αντιστοιχεί στο 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου, με κατώτατη τιμή ευρώ τρία και ενενήντα λεπτά (€ 3,90), που αντιστοιχεί στην ονομαστική αξία της μετοχής και ανώτατη τιμή ευρώ τριάντα δύο (€ 32).

Πρόσθετες πληροφορίες

16. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) ***Νομικά θέματα***

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου.

β) ***Φορολογικά θέματα***

Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Alpha Leasing A.E., Messana Holdings S.A., Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., ABC Factors A.E. και Τουριστικά Θέρετρα Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Στην εταιρία Alpha Finance A.X.E.Π.Ε.Υ. βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τα έτη 2003 έως και 2005. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές

γ) ***Λειτουργικές μισθώσεις***

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων του Ομίλου έχουν ως εξής:

	30.9.2007	31.12.2006
- εντός του έτους	73.344	32.792
- πέραν του έτους και μέχρι πέντε έτη	95.927	91.419
- πέραν των πέντε ετών	82.040	72.612
Σύνολο	**251.311**	**196.823**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	30.9.2007	31.12.2006
- εντός του έτους	5.957	8.377
- πέραν του έτους και μέχρι πέντε έτη	22.130	32.720
- πέραν των πέντε ετών	8.264	16.077
Σύνολο	**36.351**	**57.174**

δ) ***Εκτός Ισολογισμού υποχρεώσεις***

	30.9.2007	31.12.2006
Ενέγγυες πιστώσεις	137.604	260.170
Εγγυητικές επιστολές	4.819.593	4,580.796
Εγκεκριμένες δανειακές συμβάσεις και πιστωτικά όρια	16.695.057	14.408.504
Σύνολο	**21.652.254**	**19.249.470**

ε) ***Δεσμεύσεις στοιχείων Ενεργητικού***

	30.9.2007	31.12.2006
Αξιόγραφα επενδυτικού χαρτοφυλακίου	505.000	585.000
Σύνολο	**505.000**	**585.000**

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφαλίσεως στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ Α.Ε.). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο)

17. Ενοποιούμενες εταιρίες του Ομίλου

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

α. ΘΥΓΑΤΡΙΚΕΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου %	
Τράπεζες		**30.9.2007**	**31.12.2006**
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Cyprus Ltd (πρώην Alpha Bank Ltd)	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	FYROM	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Alpha Bank Srbija A.D.	Σερβία	99,99	99,99
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	100,00	99,67
2. Alpha Leasing Romania S.A.	Ρουμανία	99,99	99,93
3. ABC Factors A.E.	Ελλάδα	100,00	100,00
4. Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
5. AEF European Capital Investments B.V.	Ολλανδία	100,00	100,00
6. Ιονική Επενδύσεων A.E.	Ελλάδα	100,00	-
Asset Management			
1. Alpha Asset Management A.E.Δ.A.K.	Ελλάδα	100,00	100,00
2. Alpha Επενδυτικές Υπηρεσίες A.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
3. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστική A.E.	Ελλάδα	-	99,57
2. Alpha Ασφαλιστικές Πρακτορεύσεις A.E.	Ελλάδα	100,00	100,00
3. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00	100,00
4. Alpha Insurance Brokers S.R.L.	Ρουμανία	99,91	99,91
Κτηματικές και ξενοδοχειακές			
1. Alpha Αστικά Ακίνητα A.E.	Ελλάδα	81,00	67,30
2. Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E.	Ελλάδα	94,14	93,25
3. Ωκεανός A.T.O.E.E.	Ελλάδα	100,00	100,00
4. Alpha Real Estate D.O.O. Beograd	Σερβία	81,00	67,30
5. Alpha Astika Akinita D.O.O.E.L Skopje	FYROM	81,00	67,30
6. Τουριστικά Θέρετρα A.E.	Ελλάδα	94,14	93,25
7. Alpha Immovables Bulgaria E.O.O.D.	Βουλγαρία	81,00	-
Εταιρίες ειδικού σκοπού και συμμετοχών			
1. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Alpha Group Investments Ltd	Κύπρος	100,00	100,00
4. Ιονική Συμμετοχών A.E.	Ελλάδα	100,00	100,00
5. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
6. Ionian Equity Participations Ltd	Κύπρος	100,00	-
Διάφορες εταιρίες			
1. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Trustees Ltd	Κύπρος	100,00	100,00
3. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
4. Alpha Advisory Romania S.R.L.	Ρουμανία	99,98	99,98
5. Ευρυμάθεια A.E.	Ελλάδα	100,00	100,00
6. Καφέ Alpha A.E.	Ελλάδα	100,00	100,00
7. Ιονική Υποστηρικτικών Εργασιών A.E.	Ελλάδα	100,00	-

β. ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)

1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	60,10	60,10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Τουρκία	50,00	-

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επενδύσεως των θυγατρικών του Alpha Bank London Ltd, Alpha Bank Cyprus Ltd και Alpha Bank Romania S.A., με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

18. Πληροφόρηση κατά τομέα

Ποσά σε εκατ. Ευρώ

	1.1 - 30.9.2007						
		Επιχειρηματικοί Τομείς					
	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	1.168,2	725,1	225,8	12,9	31,0	162,5	10,9
Προμήθειες	341,3	122,0	71,0	65,4	34,3	50,2	(1,6)
Λοιπά έσοδα	121,9	15,1	4,0	8,3	18,4	29,3	46,8
Σύνολο εσόδων	**1.631,4**	**862,2**	**300,8**	**86,6**	**83,7**	**242,0**	**56,1**
Σύνολο εξόδων	**(740,0)**	**(405,3)**	**(82,8)**	**(44,0)**	**(26,9)**	**(141,0)**	**(40,0)**
Απομειώσεις	(157,7)	(77,9)	(61,0)	-	-	(18,2)	(0,6)
Κέρδη πριν το φόρο εισοδήματος	**733,7**	**379,0**	**157,0**	**42,6**	**56,8**	**82,8**	**15,5**
Φόρος εισοδήματος	(143,4)						
Κέρδη από διακοπτόμενες δραστηριότητες	80,4						
Κέρδη μετά το φόρο εισοδήματος	**670,7**						

Ποσά σε εκατ. Ευρώ

	1.1 - 30.9.2006						
		Επιχειρηματικοί Τομείς					
	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	1.055,5	665,8	208,4	11,8	40,6	124,8	4,1
Προμήθειες	294,1	103,0	60,9	61,4	34,8	38,2	(4,2)
Λοιπά έσοδα	89,3	8,4	2,5	1,4	15,7	16,4	44,9
Σύνολο εσόδων	**1.438,9**	**777,2**	**271,8**	**74,6**	**91,1**	**179,4**	**44,8**
Σύνολο εξόδων	**(647,4)**	**(366,3)**	**(73,0)**	**(38,5)**	**(30,3)**	**(107,1)**	**(32,2)**
Απομειώσεις	(188,0)	(126,8)	(43,9)	(0,2)	-	(17,1)	-
Κέρδη πριν το φόρο εισοδήματος	**603,5**	**284,1**	**154,9**	**35,9**	**60,8**	**55,2**	**12,6**
Φόρος εισοδήματος	(129,7)						
Κέρδη από διακοπτόμενες δραστηριότητες	1,3						
Κέρδη μετά το φόρο εισοδήματος	**475,1**						

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποτα-μιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.

Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα Χρηματοδοτικής Μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing A.E., καθώς και οι υπηρεσίες πρακτορείας απαιτήσεων τρίτων μέσω της θυγατρικής εταιρίας ABC Factors A.E..

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank του Ομίλου, της θυγατρικής εταιρίας Alpha Asset Management A.E.Δ.A.K.

Επίσης, περιλαμβάνονται οι προμήθειες της θυγατρικής Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε. από την πώληση ευρέως φάσματος ασφαλιστικών προϊόντων, που παρέχεται, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance A.X.E.Π.E.Y., Alpha Επενδυτικών Συμμετοχών Α.Ε.). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS, Διατραπεζικές τοποθετήσεις – Δανεισμούς κ.λπ.)

v. N.A. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του ομίλου που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και οι Διοικητικές Υπηρεσίες της Τραπέζης.

19. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	30.9.2007	31.12.2006
Σταθμισμένο Ενεργητικό από πιστωτικό κίνδυνο	37.168	32.603
Σταθμισμένο Ενεργητικό από κίνδυνο αγοράς	623	865
Συνολικό σταθμισμένο Ενεργητικό	37.791	33.468
Κύρια βασικά κεφάλαια (Upper tier I)	2.946	2.701
Βασικά κεφάλαια (Tier I)	3.707	3.413
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.829	4.315
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	7,8%	8,1%
Δείκτης βασικών κεφαλαίων (Tier I)	9,8%	10,2%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**12,8%**	**12,9%**

20. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα και οι υπόλοιπες εταιρίες του Ομίλου, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων τους, διενεργούν συναλλαγές και με συνδεδεμένα με αυτές μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα.

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	30.9.2007	31.12.2006
Δάνεια	38.480	3.100
Καταθέσεις	39.227	31.067
Ομολογίες εκδόσεώς μας	8.504	15.688
Εγγυητικές επιστολές	59	165

	Από 1 Ιανουαρίου έως	
	30.9.2007	30.9.2006
Τόκοι έσοδα	167	39
Τόκοι έξοδα	1.158	872

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	30.9.2007	31.12.2006
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	283	611
Παθητικό		
Υποχρεώσεις προς πελάτες	4	5

	Από 1 Ιανουαρίου έως	
	30.9.2007	30.9.2006
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	25	72
Έσοδα από αμοιβές και προμήθειες	-	24
Λοιπά έσοδα	-	334
Σύνολο	**25**	**430**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	-	5
Γενικά διοικητικά έξοδα	-	509
Λοιπά έξοδα	2.443	-
Σύνολο	**2.443**	**514**

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα για το εννεάμηνο του 2007, ανέρχονται σε € 10.683 (30.9.2006: € 7.527).

21. Αποκτήσεις, πωλήσεις θυγατρικών και συγγενών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 5.3.2007 η Τράπεζα υπέβαλε αίτημα για την εξαγορά του υπολοίπου των μετοχών της θυγατρικής της εταιρίας Alpha Leasing A.E. Η Επιτροπή Κεφαλαιαγοράς, στις 8.3.2007, ενέκρινε το αίτημα της Τραπέζης. Η Τράπεζα, εντός του μηνός Απριλίου 2007, εξασκώντας το σχετικό δικαίωμα εξαγοράς απέκτησε 95.773 μετοχές, ήτοι ποσοστό 0,24% επί του καταβεβλημένου μετοχικού κεφαλαίου και δικαιωμάτων ψήφου της Εταιρίας. Έτσι, ο αριθμός μετοχών και δικαιωμάτων ψήφου της Alpha Leasing A.E. που κατέχει πλέον η Τράπεζα ανέρχεται σε 39.585.000, ήτοι ποσοστό 100%. Ταυτόχρονα, η Επιτροπή Κεφαλαιαγοράς, κατόπιν σχετικού αιτήματος της Alpha Leasing, ενέκρινε την 17.5.2007 τη διαγραφή των μετοχών της εταιρίας από το Χρηματιστήριο Αθηνών.

β. Την 13.3.2007 ολοκληρώθηκε η απόσχιση, από τον κλάδο ξενοδοχειακών επιχειρήσεων της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., του τμήματος των επιχειρήσεων Ρόδου (Hilton Rhodes) και η αναδοχή του από την επίσης θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε.

γ. Την 21.3.2007 μεταβιβάστηκε ο κλάδος εκμεταλλεύσεως κυλικείου, της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην επίσης θυγατρική Καφέ Alpha A.E.

δ. Την 23.3.2007 ολοκληρώθηκε η μεταβίβαση των μετοχών της θυγατρικής εταιρίας Alpha Ασφαλιστική Α.Ε., από την θυγατρική εταιρία Alpha Group Investments Ltd, στη διεθνούς κύρους γαλλική ασφαλιστική εταιρία ΑΧΑ, τη μεγαλύτερη ασφαλιστική εταιρία στην Ευρώπη, έναντι τιμήματος € 255 εκατ. Ταυτόχρονα, υπεγράφη και τέθηκε σε εφαρμογή συμφωνία για την μακροχρόνια αποκλειστική συνεργασία των δύο μερών στη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου δικτύου Καταστημάτων της Alpha Bank.

ε. Την 29.3.2007 η θυγατρική εταιρία Alpha Αστικά Ακίνητα Α.Ε. ίδρυσε την εταιρία Alpha Immovables Bulgaria E.O.O.D με έδρα την Σόφια και αρχικό κεφάλαιο € 306. Σκοπός της εταιρίας είναι η διαχείριση και εκμετάλλευση ακινήτων.

στ. Την 30.4.2007 η Τράπεζα απέκτησε συμμετοχή στη νεοϊδρυθείσα εταιρία Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, με έδρα την Κωνσταντινούπολη, στην οποία συμμετέχει από κοινού με το Anadolu Group, με ποσοστό 50% έκαστος. Η εν λόγω εταιρία θα αποτελούσε το φορέα επενδύσεων στην Τουρκία.

Επειδή η σχετική αίτηση χορηγήσεως αδείας για την απόκτηση συμμετοχής στις τουρκικές εταιρίες Alternatifbank και Alternatiflease, δεν ενεκρίθη από τις τουρκικές εποπτικές αρχές, η Alpha Bank και ο Όμιλος Anadolu τερμάτισαν, κοινή συναινέσει, τη μεταξύ των επιχειρηματική συμφωνία ελλείψει αντικειμένου.

ζ. Την 14.6.2007 ολοκληρώθηκε η σύσταση δύο νέων εταιριών, στις οποίες ο Όμιλος συμμετέχει με ποσοστό 100%, με τις επωνυμίες Ιονική Υποστηρικτικών Εργασιών Α.Ε. και Ιονική Επενδύσεων Α.Ε. και έδρα την Αθήνα. Σκοπός της πρώτης είναι η παροχή υποστηρικτικών υπηρεσιών προς την Τράπεζα και εταιρίες του Ομίλου, ενώ της δεύτερης η απόκτηση κινητών αξιών, συμμετοχών και λοιπών περιουσιακών στοιχείων. Το μετοχικό κεφάλαιο κάθε εταιρίας ανέρχεται σε € 60.

η. Την 19.6.2007 η Τράπεζα απέκτησε το σύνολο των μετοχών της Κυπριακής εταιρίας Ionian Equity Participations Ltd. Το μετοχικό κεφάλαιο της εν λόγω εταιρίας ανέρχεται στο ποσό των CYP 1.000, ενώ επί του παρόντος η εταιρία δεν έχει δραστηριότητα.

θ. Την 19.6.2007 η Τράπεζα συμμετείχε στην αύξηση μετοχικού κεφαλαίου της εισηγμένης κατασκευαστικής εταιρίας ΑΕΓΕΚ Α.Ε. αποκτώντας 9.034.808 κοινές μετοχές της Εταιρίας, έναντι τιμής διαθέσεως Ευρώ 0,60 ανά μετοχή.

ι. Την 29.6.2007 ολοκληρώθηκε η μεταβίβαση του συνόλου των μετοχών της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. από την θυγατρική εταιρία Alpha Bank London Ltd στην Τράπεζα.

ια. Την 18.7.2007 η Τράπεζα προέβη στη μεταβίβαση του συνόλου των μετοχών που κατείχε στην Unisystems A.E. (ποσοστό 9,67%).

ιβ. Την 18.9.2007 η Τράπεζα συμμετείχε, κατά την αναλογία της, σε αύξηση μετοχικού κεφαλαίου της εταιρίας ALC Novelle Investments Ltd, καταβάλλοντας συνολικό ποσό Ευρώ 20.

ιγ. Την 28.9.2007 η Τράπεζα συμμετείχε, κατά την αναλογία της, σε αύξηση μετοχικού κεφαλαίου της εταιρίας A.P.E. Commercial Property A.E., καταβάλλοντας συνολικό ποσό Ευρώ 541.

22. Αναμόρφωση οικονομικών καταστάσεων συγκριτικών περιόδων

α. Κατωτέρω παρατίθενται αναμορφώσεις στην Ενδιάμεση ενοποιημένη κατάσταση αποτελεσμάτων και στην Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών της 30.9.2006, λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση της διακοπτόμενης δραστηριότητας, που προέκυψε μετά την υπογραφή συμφωνίας την 23.11.2006 για την πώληση της Alpha Ασφαλιστική Α.Ε., η οποία πραγματοποιήθηκε την 23.3.2007.

Ενοποιημένη κατάσταση αποτελεσμάτων

	1.1. - 30.9.2006		
	Δημοσιευμένα Ποσά	**Διακοπτόμενες δραστηριότητες**	**Συνεχιζόμενες δραστηριότητες**
Τόκοι και εξομοιούμενα έσοδα	1.924.686	3.836	1.920.850
Τόκοι και εξομοιούμενα έξοδα	(865.379)	-	(865.379)
Καθαρό έσοδο από τόκους	1.059.307	3.836	1.055.471
Έσοδα από αμοιβές και προμήθειες	315.532	1.459	314.073
Προμήθειες έξοδα	(19.911)	-	(19.911)
Καθαρό έσοδο από αμοιβές και προμήθειες	295.621	1.459	294.162
Έσοδα από μερίσματα	2.676	-	2.676
Αποτελέσματα χρηματοοικονομικών πράξεων	40.225	1.823	38.402
Λοιπά έσοδα	68.938	20.716	48.222
	111.839	22.539	89.300
Σύνολο εσόδων	**1.466.767**	**27.834**	**1.438.933**
Αμοιβές και έξοδα προσωπικού	(361.937)	(11 219)	(350.718)
Γενικά διοικητικά έξοδα	(258.147)	(8.599)	(249.548)
Αποσβέσεις	(47.291)	(1.348)	(45.943)
Λοιπά έξοδα	(1.225)	-	(1.225)
Σύνολο εξόδων	**(668.600)**	**(21.166)**	**(647.434)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(188.885)	(900)	(187.985)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(35)	-	(35)
Κέρδη πριν το φόρο εισοδήματος	**609.247**	**5.768**	**603.479**
Φόρος εισοδήματος	(134.180)	(4.492)	(129.688)
Καθαρά κέρδη μετά το φόρο εισοδήματος	**475.067**	**1.276**	**473.791**
Καθαρά Κέρδη / (ζημίες) αναλογούντα στους Μετόχους της Τραπέζης	**473.377**	**1.252**	**472.125**
Καθαρά Κέρδη/ (ζημίες) αναλογούντα σε τρίτους	1.690	24	1.666
Καθαρά κέρδη ανά μετοχή			
Βασικά (€ ανά μετοχή)	1,20		1,20
Προσαρμοσμένα (€ ανά μετοχή)	1,20		1,20

Ενοποιημένη κατάσταση Ταμειακών Ροών

	1.1. - 30.9.2006		
	Δημοσιευμένα Ποσά	Διακοπτόμενες δραστηριότητες	Συνεχιζόμενες δραστηριότητες
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες	(1.027.608)	(3.218)	(1.024.390)
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες	(553.879)	2.514	(556.393)
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες	(481.040)	-	(481.040)
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περίοδου	(2.062.527)	(704)	(2.061.823)
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	15.084	-	15 084
Σύνολο εισροών / (εκροών) περιόδου	**(2.047.443)**	**(704)**	**(2.046.739)**
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	**5.665.814**		
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	**3.618.371**		

β. Ομολογίες εκδόσεώς μας, οι οποίες διατέθηκαν σε πελάτες της Τραπέζης, μεταφέρθηκαν στον λογαριασμό «Υποχρεώσεις προς πελάτες». Κατόπιν της ανωτέρω αλλαγής αναμορφώθηκε το υπόλοιπο των παρακάτω λογαριασμών στις συγκριτικές περιόδους με τα κάτωθι ποσά.

Λογαριασμοί Υποχρεώσεων	**30.06.2007**	**31.03.2007**	**31.12.2006**
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	6.633.690	7.330.559	7.440.786
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	(6.633.690)	(7.330.559)	(7.440.786)

23. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

Την 9 Οκτωβρίου 2007 ολοκληρώθηκε ο φορολογικός έλεγχος των χρήσεων 2003 έως και 2005 της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην οποία τον ίδιο μήνα έγινε αύξηση του μετοχικού κεφαλαίου κατά € 1,5 εκατ.

Αθήναι, 30 Οκτωβρίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ
Α.Δ.Τ. Χ 661480	Α.Δ.Τ. Ι 166670	Α.Δ.Τ. Ν 308546	Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.9.2007

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ
30 ΟΚΤΩΒΡΙΟΥ 2007

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.9.2007

Ενδιάμεση κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

		Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	Σημείωση	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Τόκοι και εξομοιούμενα έσοδα		2.232.173	1.735.732	794.875	626.084
Τόκοι και εξομοιούμενα έξοδα		(1.332.826)	(883.258)	(476.619)	(335.936)
Καθαρό έσοδο από τόκους		899.347	852.474	318.256	290.148
Έσοδα από αμοιβές και προμήθειες		261.088	227.451	93.425	83.005
Προμήθειες έξοδα		(20.294)	(16.123)	(8.838)	(7.227)
Καθαρό έσοδο από αμοιβές και προμήθειες		240.794	211.328	84.587	75.778
Έσοδα από μερίσματα		34.004	37.685	1	-
Αποτελέσματα χρηματοοικονομικών πράξεων		(65.300)	26.216	20.063	573
Λοιπά έσοδα		25.784	10.418	12.024	3.835
		(5.512)	74.319	32.088	4.408
Σύνολο εσόδων		**1.134.629**	**1.138.121**	**434.931**	**370.334**
Αμοιβές και έξοδα προσωπικού		(288.624)	(271.414)	(95.748)	(89.394)
Γενικά διοικητικά έξοδα		(241.221)	(197.354)	(89.428)	(65.714)
Αποσβέσεις	7,8,9	(37.046)	(29.617)	(13.444)	(9.930)
Λοιπά έξοδα		(1.858)	(1.163)	(715)	(402)
Σύνολο εξόδων		**(568.749)**	**(499.548)**	**(199.335)**	**(165.440)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(136.639)	(165.390)	(48.067)	(49.736)
Κέρδη πριν το φόρο εισοδήματος		**429.241**	**473.183**	**187.529**	**155.158**
Φόρος εισοδήματος	3	(101.605)	(104.032)	(47.186)	(36.055)
Καθαρά κέρδη μετά το φόρο εισοδήματος		**327.636**	**369.151**	**140.343**	**119.103**
Καθαρά κέρδη ανά μετοχή:	4				
Βασικά (€ ανά μετοχή)		0,81	0,94	0,35	0,31
Προσαρμοσμένα (€ ανά μετοχή)		0,80	0,94	0,34	0,30

Οι επισυναπτόμενες σημειώσεις (σελ. 6-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος Ισολογισμός

	Σημείωση	30.9.2007	31.12.2006
		(Ποσά σε χιλιάδες ευρώ)	
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		1.274.454	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		7.266.316	6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών		159.010	346.207
Παράγωγα χρηματοοικονομικά μέσα		359.331	254.566
Δάνεια και απαιτήσεις κατά πελατών	5	33.117.223	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση	6	4.327.205	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	19	1.612.506	1.593.550
Επενδύσεις σε ακίνητα	7	42.389	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	8	596.299	544.636
Υπεραξία και λοιπά άυλα πάγια	9	49.928	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις		156.766	261.363
Λοιπά στοιχεία Ενεργητικού		226.654	229.825
		49.188.081	46.676.099
Στοιχεία Ενεργητικού προς πώληση	10	53.537	92.513
Σύνολο Ενεργητικού		**49.241.618**	**46.768.612**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		4.476.589	7.222.117
Παράγωγα χρηματοοικονομικά μέσα		359.615	226.223
Υποχρεώσεις προς πελάτες		21.277.491	20.372.543
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	11	19.118.446	15.148.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος			
και λοιπούς φόρους		82.403	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις		70.491	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	12	512.081	513.311
Λοιπές υποχρεώσεις		804.749	584.358
Προβλέψεις	13	34.569	17.901
Σύνολο Υποχρεώσεων		**46.736.434**	**44.332.776**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο	14	1.602.075	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	14	155.410	127.961
Αποθεματικά		364.681	207.853
Αποτελέσματα εις νέον	14	502.685	523.201
Ίδιες μετοχές	14	(119.667)	(14.465)
Σύνολο Καθαρής Θέσεως		**2.505.184**	**2.435.836**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**49.241.618**	**46.768.612**

Οι επισυναπτόμενες σημειώσεις (σελ. 6-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση κατάσταση μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθε-ματικά	Αποτελέ-σματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**220.423**	**337.439**	**(188.128)**	**1.951.437**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.9.2006						
Μεταβολή του αποθεματικού αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(27.155)			(27.155)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(22.666)			(22.666)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(49.821)			(49.821)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				369.151		369.151
Σύνολο αποτελέσματος			(49.821)	369.151		319.330
Αγορά ιδίων μετοχών					(150.280)	(150.280)
Διανεμηθέντα μερίσματα				(237.556)		(237.556)
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)		-
Σχηματισμός τακτικού αποθεματικού			37.780	(37.780)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			3.819			3.819
Λοιπά				204		204
Υπόλοιπο 30.9.2006	**1.589.972**	**125.685**	**212.201**	**297.504**	**(338.408)**	**1.886.954**
Υπόλοιπο 1.10.2006	**1.589.972**	**125.685**	**212.201**	**297.504**	**(338.408)**	**1.886.954**
Μεταβολές στην καθαρή θέση περιόδου 1.10-31.12.2006						
Μεταβολή του αποθεματικού αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(21.273)			(21.273)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			17.862			17.862
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				(46)		(46)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(3.411)	(46)		(3.457)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				133.142		133.142
Σύνολο αποτελέσματος			(3.411)	133.096		129.685
Αγορά ιδίων μετοχών					(59.450)	(59.450)
Πώληση ιδίων μετοχών				92.604	383.393	475.997
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	1.314					1.314
Διαφορά υπέρ το άρτιο από ενασκηθέντα δικαιώματα προαιρέσεως		2.276	(2.276)			-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.339			1.339
Λοιπά				(3)		(3)
Υπόλοιπο 31.12.2006	**1.591.286**	**127.961**	**207.853**	**523.201**	**(14.465)**	**2.435.836**

Οι επισυναπτόμενες σημειώσεις (σελ. 6-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθε-ματικά	Αποτελέ-σματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2007	**1.591.286**	**127.961**	**207.853**	**523.201**	**(14.465)**	**2.435.836**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.9.2007						
Μεταβολή του αποθεματικού αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(35.995)			(35.995)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			131.962			131.962
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				76		76
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			95.967	76		96.043
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				327.636		327.636
Σύνολο αποτελέσματος			95.967	327.712		423.679
Αγορά ιδίων μετοχών (σημείωση 14)					(182.891)	(182.891)
Πώληση ιδίων μετοχών (σημείωση 14)				9.602	77.689	87.291
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως (σημείωση 14)	10.789	27.449				38.238
Διανεμηθέντα μερίσματα (σημείωση 14)				(304.421)		(304.421)
Σχηματισμός τακτικού αποθεματικού			53.400	(53.400)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			7.461			7.461
Λοιπά				(9)		(9)
Υπόλοιπο 30.9.2007	**1.602.075**	**155.410**	**364.681**	**502.685**	**(119.667)**	**2.505.184**

Οι επισυναπτόμενες σημειώσεις (σελ. 6-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση κατάσταση ταμειακών ροών

	Σημείωση	(Ποσά σε χιλιάδες ευρώ) Από 1 Ιανουαρίου έως 30.9.2007	30.9.2006
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		429.241	473.183
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	7,8	24.080	19.670
Αποσβέσεις άυλων παγίων	9	12.966	9.947
Απομειώσεις δανείων και προβλέψεις		147.105	167.829
Λοιπές προσαρμογές		7.461	3.819
(Κέρδη) ζημίες από επενδυτικές δραστηριότητες		76.057	(70.192)
(Κέρδη) ζημίες από χρηματοδοτικές δραστηριότητες		81.315	71.824
		778.225	676.080
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(1.477.084)	(444.535)
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		82.432	(166.221)
Δανείων και απαιτήσεων κατά πελατών		(5.009.462)	(3.469.166)
Λοιπών στοιχείων Ενεργητικού		3.181	(63.053)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες:			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(2.745.528)	(1.214.102)
Υποχρεώσεων από παράγωγα		133.392	28.947
Υποχρεώσεων προς πελάτες		4.535.671	4.178.140
Λοιπών Υποχρεώσεων		198.227	198.133
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(3.500.946)	(275.777)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(86.675)	(81.437)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**(3.587.621)**	**(357.214)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες		(22.377)	(10.808)
Διάθεση συμμετοχών σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες		1.117	7.914
Εισπραχθέντα μερίσματα		33.994	37.685
Αγορές παγίων	7,8,9,10	(65.961)	(53.312)
Πωλήσεις παγίων		23.037	5.654
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		3.106.093	(480.148)
Συγχώνευση καταστήματος Βελιγραδίου με Alpha Bank Srbija A.D.		-	(48.125)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**3.075.903**	**(541.140)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Αύξηση Καθαρής θέσης από ενάσκηση δικαιωμάτων προαιρέσεως	14	38.238	-
(Αγορές)/Πωλήσεις Ιδίων μετοχών		(80.935)	(144.700)
Πληρωθέντα μερίσματα		(302.259)	(234.707)
Εισπράξεις ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων	11	677.038	-
Αποπληρωμές ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων		(419.084)	(79.430)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(87.002)**	**(458.837)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		643	845
Καθαρή αύξηση (μείωση) ταμειακών ροών		**(598.077)**	**(1.356.346)**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**4.608.407**	**5.083.955**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**4.010.330**	**3.727.609**

Οι επισυναπτόμενες σημειώσεις (σελ. 6-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Σημειώσεις επί των οικονομικών καταστάσεων

Γενικές Πληροφορίες

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/B/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.2.2007, (παραίτηση του μη εκτελεστικού μέλους κ. Τάκη Αθανασόπουλου και αντικατάστασή του από τον κ. Ευάγγελο Καλούση), την 30.9.2007 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */*** (Με απόφαση της Γενικής Συνελεύσεως της 3.4.2007 ορίσθηκε από μη εκτελεστικό μέλος σε ανεξάρτητο μη εκτελεστικό)
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί: Μάριος Τ. Κυριάκου
Γαρυφαλλιά Β. Σπυριούνη

Αναπληρωματικοί: Χαράλαμπος Γ. Συρούνης
Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925, ενώ την 30η Σεπτεμβρίου 2007 ήταν η τέταρτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 30η Σεπτεμβρίου 2007 ανήρχετο σε 410.788.387 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριου και διεθνούς επενδυτικού ενδιαφέροντος υψηλών απαιτήσεων διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το εννεάμηνο του 2007, σε 1.322.205 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο, περιλαμβανομένων των πακέτων συναλλαγών.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 30ης Οκτωβρίου 2007.

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Η Τράπεζα κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.9.2007 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.9.2007, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2006, αφού ληφθούν υπόψη τα Πρότυπα και οι Διερμηνείες που αναφέρονται κατωτέρω, τα οποία εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική για την Τράπεζα από 1.1.2007:

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.) 7 «Χρηματοοικονομικά μέσα: Γνωστοποιήσεις»*

- *Τροποποίηση Διεθνούς Λογιστικού Προτύπου (ΔΛΠ) 1 «Παρουσίαση Οικονομικών καταστάσεων – Γνωστοποιήσεις κεφαλαίων» (Κανονισμός 108/2006)*

  Το Δ.Π.Χ.Π. 7 και η τροποποίηση του ΔΛΠ 1, επέφεραν αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποιήσεως των στοιχείων, που αφορούν τα χρηματοοικονομικά μέσα, οι οποίες θα παρουσιαστούν στις ετήσιες οικονομικές καταστάσεις.

- *Διερμηνεία 7 «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» (Κανονισμός 708/2006)*

  Η υιοθέτησή της δεν είχε επίπτωση στις οικονομικές καταστάσεις διότι το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών δεν έχει εφαρμογή στις δραστηριότητες της Τραπέζης.

- *Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/2006)*

  Η υιοθέτησή τους δεν είχε επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

- *Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση» (Κανονισμός 610/2007)*

  Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

  Η εφαρμογή της διερμηνείας αυτής δεν είχε επιπτώσεις στις ακολουθούμενες λογιστικές αρχές της Τραπέζης.

Εκτός των Προτύπων και Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση την 1.6.2007, υιοθέτησε μέσω του Κανονισμού 611/2007, τη Διερμηνεία 11 «Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου», η οποία έχει υποχρεωτική εφαρμογή για χρήσεις με έναρξη από την 1.3.2007 και δεν αναμένεται να επιφέρει ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Επίσης, το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση.

- *Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.) 8 «Τομείς λειτουργίας»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2009

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 «Οικονομικές πληροφορίες κατά τομέα».

  Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από την Τράπεζα, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων της Τραπέζης κατά τομέα λειτουργίας.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου (ΔΛΠ) 23 «Κόστος δανεισμού»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2009

  Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσης του στοιχείου του ενεργητικού.

  Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

- *Τροποποίηση του Διεθνούς Λογιστικού Προτύπου (ΔΛΠ) 1 « Παρουσίαση οικονομικών καταστάσεων»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2009

  Την 6η Σεπτεμβρίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 1, με το οποίο απαιτείται η συγκέντρωση πληροφοριών με κοινά χαρακτηριστικά στις οικονομικές καταστάσεις και εισάγεται η έννοια του συνολικού αποτελέσματος.

  Η κατάσταση συνολικού αποτελέσματος συγκεντρώνει τα αποτελέσματα της περιόδου και τις κινήσεις των ιδίων κεφαλαίων που δεν αφορούν δοσοληψίες με τους μετόχους. Οι κινήσεις αυτές, δύνανται να εμφανίζονται είτε ως υποσύνολο της καταστάσεως συνολικού αποτελέσματος ή σε ξεχωριστή κατάσταση.

  Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από την Τράπεζα, αναμένεται να επιφέρει αλλαγές στον τρόπο παρουσίασης των οικονομικών καταστάσεων.

- Διερμηνεία 12 *«Συμφωνία παραχώρησης εκμεταλλεύσεως»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2008

- Διερμηνεία 13 *«Προγράμματα επιβράβευσης πελατών»*
  Ισχύει για χρήσεις με έναρξη από την 1.7.2008

- Διερμηνεία 14 *«ΔΛΠ 19 - Όριο αναγνώρισης στοιχείων Ενεργητικού από προγράμματα καθορισμένων παροχών, ελάχιστες απαιτήσεις χρηματοδότησης και η αλληλεπίδρασή τους»*
  Ισχύει για χρήσεις με έναρξη από την 1.1.2008

Η Τράπεζα εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των ανωτέρω Διερμηνειών, στις οικονομικές της καταστάσεις.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2007, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2007, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	130.193	151.575	23.056	49.843
Προβλέψεις για την κάλυψη πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	15.054	14.946	30.000	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(8.608)	(1.131)	(4.989)	(107)
Σύνολο	136.639	165.390	48.067	49.736

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002, όπως τροποποιήθηκε με το Ν. 3259/2004, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύθηκαν μέχρι 31.12.2005, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού, υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.1997 έως 20.3.2002. Σε περίπτωση συγχωνεύσεως επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων, που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 24% για τα κέρδη της χρήσεως 2006 λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα, την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Τρέχων	64.376	83.806	31.231	26.722
Αναβαλλόμενος	37.229	20.226	15.955	9.333
Σύνολο	101.605	104.032	47.186	36.055

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	5.245	6.883	1.439	2.332
Δάνεια και απαιτήσεις κατά πελατών	21.842	5.607	13.149	15.599
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	419	369	135	131
Αποτίμηση παραγώγων	(6.036)	8.232	(1.595)	(1.448)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	2.807	811	2.485	391
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	10.096	(1.568)	(455)	(8.444)
Λοιπές προσωρινές διαφορές	2.856	(108)	797	772
Σύνολο	37.229	20.226	15.955	9.333

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως				Από 1 Ιουλίου έως			
	30.9.2007		30.9.2006		30.9.2007		30.9.2006	
	%		%		%		%	
Κέρδη πριν το φόρο εισοδήματος		**429.241**		**473.183**		**187.529**		**155.158**
Φόρος εισοδήματος	25	107.310	24	113.564	25	46.882	24	37.238
Αύξηση/(μείωση) προερχόμενη από:								
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,02	103	0,03	161	0,04	66	0,03	54
Εισόδημα μη υπαγόμενο στο φόρο	(3,60)	(15.454)	(3,75)	(17.730)	(2,43)	(4.566)	(1,17)	(1.821)
Έξοδα μη εκπεστέα	1,22	5.213	0,27	1.281	2,05	3.860	0,30	455
Αναλογία των αφορολόγητων εσόδων στα κέρδη περιόδου	(0,84)	(3.587)	(0,92)	(4.350)	(1,68)	(3.150)	(0,88)	(1.364)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα κέρδη	0,61	2.620	0,69	3.247	1,22	2.294	0,72	1.120
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον προσδιορισμό του τρέχοντος και αναβαλλόμενου φόρου			0,17	809			0,24	373
Λοιπές φορολογικές προσαρμογές	1,26	5.400	1,49	7.050	0,96	1.800		
Φόρος Εισοδήματος	**23,67**	**101.605**	**21,99**	**104.032**	**25,16**	**47.186**	**23,24**	**36.055**

4. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα, κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	**30.9.2006**	**30.9.2007**	**30.9.2006**
Κέρδη αναλογούντα στους Μετόχους	327.636	369.151	140.343	119.103
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.286.618	393.326.333	406.134.565	389.554.901
Βασικά κέρδη ανά μετοχή (σε €)	0,81	0,94	0,35	0,31

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές. Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2007	**30.9.2006**	**30.9.2007**	**30.9.2006**
Κέρδη αναλογούντα στους Μετόχους	327.636	369.151	140.343	119.103
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.286.618	393.326.333	406.134.565	389.554.901
Προσαρμογή για δικαιώματα προαιρέσεως	967.881	983.702	1.050.275	1.010.221
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.254.499	394.310.035	407.184.840	390.565.122
Προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,80	0,94	0,34	0,30

Ενεργητικό

5. Δάνεια και απαιτήσεις κατά πελατών

	30.09.2007	31.12.2006
Ιδιώτες:		
- Στεγαστικά	9.269.086	8.176.640
- Καταναλωτικά	2.755.348	2.169.009
- Πιστωτικές κάρτες	994.410	905.689
- Λοιπά	103.317	130.605
Σύνολο	13.122.161	11.381.943
Εταιρίες:		
- Επιχειρηματικά δάνεια	20.485.201	17.443.652
Λοιπές απαιτήσεις	191.142	151.423
	33.798.504	28.977.018
Μείον:		
Συσσωρευμένες απομειώσεις*	(681.281)	(739.327)
Σύνολο	**33.117.223**	**28.237.691**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 30.000 (31.12.2006: € 14.946) (σημείωση 2). Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 711.281 (31.12.2006: € 754.273).

Συσσωρευμένες απομειώσεις	
Υπόλοιπο 1.1.2006	**822.977**
Μεταβολές περιόδου 1.1 - 30.9.2006	
Συναλλαγματικές διαφορές	(91)
Ζημίες απομειώσεως περιόδου (σημ. 2)	151.575
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	52.533
Μείωση λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου με την Alpha Bank Srbija A.D.	(3.180)
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(94.277)
Υπόλοιπο 30.9.2006	**929.537**
Μεταβολές περιόδου 1.10 - 31.12.2006	
Συναλλαγματικές διαφορές	(87)
Ζημίες απομειώσεως περιόδου	57.596
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	19.117
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(266.836)
Υπόλοιπο 31.12.2006	**739.327**
Μεταβολές περιόδου 1.1 - 30.9.2007	
Συναλλαγματικές διαφορές	(263)
Ζημίες απομειώσεως περιόδου (σημ. 2)	130.193
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	36.332
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(224.308)
Υπόλοιπο 30.9.2007	**681.281**

6. Αξιόγραφα επενδυτικού χαρτοφυλακίου

Διαθέσιμα προς πώληση	30.9.2007		31.12.2006	
Κρατικοί τίτλοι		1.826.514		6.016.005
Λοιποί χρεωστικοί τίτλοι:		2.388.678		1.345.906
- *Εισηγμένοι*	*2.356.166*		*1.320.834*	
- *Μη εισηγμένοι*	*32.512*		*25.072*	
Μετοχές:		80.270		57.349
- *Εισηγμένες*	*63.666*		*46.286*	
- *Μη εισηγμένες*	*16.604*		*11.063*	
Λοιποί τίτλοι μεταβλητής αποδόσεως		31.743		43.128
Σύνολο		**4.327.205**		**7.462.388**

7. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	49.618
Συσσωρευμένες αποσβέσεις	(6.373)
Αναπόσβεστη αξία την 1.1.2006	43.245
1.1.2006-30.9.2006	
Αναπόσβεστη αξία 1.1.2006	43.245
Προσθήκες	3
Αποσβέσεις περιόδου	(301)
Αναπόσβεστη αξία την 30.9.2006	42.947
Υπόλοιπα την 30.9.2006	
Αξία κτήσεως	49.621
Συσσωρευμένες αποσβέσεις	(6.674)
1.10.2006-31.12.2006	
Αναπόσβεστη αξία 1.10.2006	42.947
Προσθήκες	44
Διαθέσεις	(884)
α) Αξία κτήσεως	(1.216)
β) Αποσβεσμένα	332
Αποσβέσεις περιόδου	(101)
Αναπόσβεστη αξία την 31.12.2006	42.006
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	48.449
Συσσωρευμένες αποσβέσεις	(6.443)
1.1.2007-30.9.2007	
Αναπόσβεστη αξία 1.1.2007	42.006
Προσθήκες	684
Αποσβέσεις περιόδου	(301)
Αναπόσβεστη αξία την 30.9.2007	42.389
Υπόλοιπα την 30.9.2007	
Αξία κτήσεως	49.133
Συσσωρευμένες αποσβέσεις	(6.744)

8. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	647.739	1.210	246.692	895.641
Συσσωρευμένες αποσβέσεις	(154 914)	(890)	(210.326)	(366.130)
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
1.1.2006 -30.9.2006				
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
Προσθήκες	14.260		20.497	34.757
Συναλλαγματικές διαφορές	(8)		(2)	(10)
α) Αξία κτήσεως	(11)		(6)	(17)
β) Αποσβεσμένα	3		4	7
Διαθέσεις (1)	(6.208)		(559)	(6.767)
α) Αξία κτήσεως	(6.642)		(2.085)	(8.727)
β) Αποσβεσμένα	434		1.526	1.960
Μεταφορά				
α) Αξία κτήσεως		(68)	68	-
β) Αποσβεσμένα		68	(68)	-
Αποσβέσεις περιόδου (2)	(9.301)	(90)	(9.910)	(19.301)
Αναπόσβεστη αξία 30.9.2006	491.568	230	46.392	538.190
Υπόλοιπα την 30.9.2006				
Αξία κτήσεως	655.346	1.142	265.166	921.654
Συσσωρευμένες αποσβέσεις	(163.778)	(912)	(218.774)	(383.464)
1.10.2006 -31.12.2006				
Αναπόσβεστη αξία 1.10.2006	491.568	230	46.392	538.190
Προσθήκες	10.353		4.603	14.956
Συναλλαγματικές διαφορές	(13)		(3)	(16)
α) Αξία κτήσεως	(19)		(11)	(30)
β) Αποσβεσμένα	6		8	14
Διαθέσεις	(1.242)		(12)	(1.254)
α) Αξία κτήσεως	(1.729)		(458)	(2.187)
β) Αποσβεσμένα	487		446	933
Αποσβέσεις περιόδου	(3.333)	(30)	(3.877)	(7.240)
Αναπόσβεστη αξία 31.12.2006	497.333	200	47.103	544.636
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	663.951	1.142	269.300	934.393
Συσσωρευμένες αποσβέσεις	(166.618)	(942)	(222.197)	(389.757)

1.1.2007-30.9.2007				
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
Προσθήκες	21.767		15.824	37.591
Συναλλαγματικές διαφορές	15		4	19
α) Αξία κτήσεως	23		15	38
β) Αποσβεσμένα	(8)		(11)	(19)
Διαθέσεις	(4.529)		(44)	(4.573)
α) Αξία κτήσεως	(7.408)		(1.272)	(8.680)
β) Αποσβεσμένα	2.879		1.228	4.107
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση» (3)	42.405			42.405
α) Αξία κτήσεως	43.298			43.298
β) Αποσβεσμένα	(893)			(893)
Αποσβέσεις περιόδου	(11.065)	(90)	(12.624)	(23.779)
Αναπόσβεστη αξία 30.9.2007	545.926	110	50.263	596.299
Υπόλοιπα την 30.9.2007				
Αξία κτήσεως	721.631	1.142	283.867	1.006.640
Συσσωρευμένες αποσβέσεις	(175.705)	(1.032)	(233.604)	(410.341)

Σημειώσεις: (1) Στις διαθέσεις περιλαμβάνεται ποσό € 6.134 που αφορά πάγια του Καταστήματος Βελιγραδίου, το οποίο συγχωνεύθηκε το Μάιο 2006 με την θυγατρική εταιρία της Τραπέζης Alpha Bank Srbija A.D.

(2) Για τον ίδιο λόγο στις αποσβέσεις περιόδου δεν περιλαμβάνονται οι αποσβέσεις 1.1 - 31.5.2006 του Καταστήματος Βελιγραδίου ποσού € 68.

(3) Ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία «Στοιχεία Ενεργητικού προς πώληση» λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει. Οι αποσβέσεις που αντιστοιχούν στο χρονικό διάστημα που τα συγκεκριμένα ακίνητα είχαν καταταγεί στην κατηγορία «Στοιχεία Ενεργητικού προς πώληση» ανέρχονται σε € 2,2 εκατ.

9. Υπεραξία και λοιπά άυλα πάγια

Περιλαμβάνονται μόνο λογισμικά προγράμματα (software)

Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	104.142
Συσσωρευμένες αποσβέσεις	(71.126)
Αναπόσβεστη αξία την 1.1.2006	33.016
1.1.2006-30.9.2006	
Αναπόσβεστη αξία 1.1.2006	33.016
Προσθήκες	13.642
Συναλλαγματικές διαφορές	(2)
α) Αξία κτήσεως	(2)
β) Αποσβεσμένα	-
Διαθέσεις	(49)
α) Αξία κτήσεως	(63)
β) Αποσβεσμένα	14
Αποσβέσεις περιόδου	(9.947)
Αναπόσβεστη αξία 30.9.2006	36.660
Υπόλοιπα την 30.9.2006	
Αξία κτήσεως	117.719
Συσσωρευμένες αποσβέσεις	(81.059)

1.10.2006-31.12.2006	
Αναπόσβεστη αξία 1.10.2006	36.660
Προσθήκες	9.004
Συναλλαγματικές διαφορές	(1)
α) Αξία κτήσεως	(2)
β) Αποσβεσμένα	1
Διαθέσεις	(50)
α) Αξία κτήσεως	(50)
β) Αποσβεσμένα	-
Αποσβέσεις περιόδου	(3.509)
Αναπόσβεστη αξία 31.12.2006	42.104
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	126.671
Συσσωρευμένες αποσβέσεις	(84.567)
1.1.2007-30.9.2007	
Αναπόσβεστη αξία 1.1.2007	42.104
Προσθήκες	21.407
Συναλλαγματικές διαφορές	1
α) Αξία κτήσεως	4
β) Αποσβεσμένα	(3)
Διαθέσεις	(618)
α) Αξία κτήσεως	(618)
β) Αποσβεσμένα	-
Αποσβέσεις περιόδου	(12.966)
Αναπόσβεστη αξία 30.9.2007	49.928
Υπόλοιπα την 30.9.2007	
Αξία κτήσεως	147.464
Συσσωρευμένες αποσβέσεις	(97.536)

10. Στοιχεία Ενεργητικού προς πώληση

Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2006-30.9.2006			
Υπόλοιπο την 1.1.2006	87.909	585	88.494
Προσθήκες	4.581	329	4.910
Διαθέσεις	(2.559)	(325)	(2.884)
Υπόλοιπο την 30.9.2006	**89.931**	**589**	**90.520**
1.10.2006-31.12.2006			
Υπόλοιπο την 1.10.2006	89.931	589	90.520
Προσθήκες	3.476	226	3.702
Διαθέσεις	(1.483)	(226)	(1.709)
Υπόλοιπο την 31.12.2006	**91.924**	**589**	**92.513**
1.1.2007-30.9.2007			
Υπόλοιπο την 1.1.2007	91.924	589	92.513
Προσθήκες	5.863	415	6.278
Διαθέσεις	(2.385)	(464)	(2.849)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(42.405)		(42.405)
Υπόλοιπο την 30.9.2007	**52.997**	**540**	**53.537**

Ακίνητα ποσού € 42,4 εκατ. μεταφέρθηκαν στην κατηγορία των ιδιοχρησιμοποιούμενων παγίων λόγω αποφάσεως της Τραπέζης να τα χρησιμοποιήσει για να στεγάσει υπηρεσίες της.

Υποχρεώσεις

11. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Κοινά ομολογιακά δάνεια	
Υπόλοιπο 1.1.2007	**13.165.944**
Μεταβολές περιόδου 1.1 - 30.9.2007	
Νέες εκδόσεις(1)	6.803.280
Λήξεις/Ανακλήσεις	(3.165.778)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(41.371)
Μεταβολές δεδουλευμένων τόκων	44.469
Συναλλαγματικές διαφορές	(9.877)
Υπόλοιπο 30.9.2007	**16.796.667**
Δάνεια μειωμένης εξασφαλίσεως	
Υπόλοιπο 1.1.2007	**1.061.008**
Μεταβολές περιόδου 1.1 - 30.9.2007	
Νέες εκδόσεις(2)	677.038
Λήξεις/Ανακλήσεις(3)	(325.000)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	989
Μεταβολές δεδουλευμένων τόκων	2.894
Συναλλαγματικές διαφορές	(7.710)
Υπόλοιπο 30.9.2007	**1.409.219**
Υβριδικοί τίτλοι	
Υπόλοιπο 1.1.2007	**921.368**
Μεταβολές περιόδου 1.1 - 30.9.2007	
Μεταβολές δεδουλευμένων τόκων	(8.808)
Υπόλοιπο 30.9.2007	**912.560**
Γενικό Σύνολο	**19.118.446**

(1) Η πλειονότητα των νέων ομολογιακών εκδόσεων (€ 6.024 εκατ.) φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης μέχρι και 25 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης.

(2) Την 1.2.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 350 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 40 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 170 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 8.3.2007 εκδόθηκε δάνειο ονομαστικής αξίας € 200 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 35 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 165 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 27.7.2007 εκδόθηκε τίτλος αορίστου διάρκειας (Upper Tier II) ονομαστικής αξίας € 130 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 50 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 150 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

(3) Την 8.3.2007, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 300 εκατ. και αρχικής διάρκειας 10 ετών.

Την 8.5.2007, μετά την παρέλευση 5 ετών από την έκδοσή του, ανακλήθηκε δάνειο μειωμένης εξασφαλίσεως ποσού € 25 εκατ. και αρχικής διάρκειας 10 ετών.

12. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Η διοίκηση της Τραπέζης υπέβαλε την 21.11.2006 αίτηση υπαγωγής του προσωπικού της στο ΕΤΑΤ, στα πλαίσια του Ν. 3371/2005.

Η ειδική οικονομική μελέτη, που προβλέπει ο ανωτέρω νόμος, ολοκληρώθηκε και το κόστος υπαγωγής βρίσκεται εντός των ορίων της ήδη σχηματισθείσης προβλέψεως.

Η διαδικασία υπαγωγής βρίσκεται σε εξέλιξη.

13. Προβλέψεις

Υπόλοιπο την 1.1.2006	**1.628**
Μεταβολές περιόδου 1.1 - 30.9.2006	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	14.946
Λοιπές προβλέψεις	1.008
Χρησιμοποιηθείσες προβλέψεις	(113)
Υπόλοιπο την 30.9.2006	**17.469**
Μεταβολές περιόδου 1.10 - 31.12.2006	
Λοιπές προβλέψεις	461
Χρησιμοποιηθείσες προβλέψεις	(29)
Υπόλοιπο την 31.12.2006	**17.901**
Μεταβολές περιόδου 1.1 - 30.9.2007	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	15.054
Λοιπές προβλέψεις	1.629
Χρησιμοποιηθείσες προβλέψεις	(15)
Υπόλοιπο την 30.9.2007	**34.569**

Το ποσό των λοιπών προβλέψεων συμπεριλαμβάνεται στο λογαριασμό "Λοιπά έξοδα" της καταστάσεως αποτελεσμάτων.

14. Μετοχικό κεφάλαιο, Αποθεματικό από έκδοση μετοχών υπέρ το άρτιο, Αποτελέσματα εις νέον και Ίδιες μετοχές

α) Μετοχικό κεφάλαιο και Αποθεματικό από έκδοση μετοχών υπέρ το άρτιο

Την 25.9.2007, συνεπεία ενασκήσεως 2.766.385 δικαιωμάτων προαιρέσεως αγοράς μετοχών (stock options), το μετοχικό κεφάλαιο της Τραπέζης αυξήθηκε κατά € 10.789, με έκδοση 2.766.385 νέων μετοχών, ονομαστικής αξίας ευρώ τρία και ενενήντα λεπτά (€ 3,90) εκάστη. Επίσης, επειδή 1.642.680 δικαιώματα εκ των ανωτέρω ενασκήθηκαν με τιμή διαθέσεως ευρώ είκοσι και εξήντα ένα λεπτά (€ 20,61), το αποθεματικό από έκδοση μετοχών υπέρ το άρτιο αυξήθηκε κατά € 27.449, ήτοι με τη διαφορά μεταξύ της τιμής διαθέσεως και της ονομαστικής αξίας εκάστης μετοχής.

Έτσι, την 30 Σεπτεμβρίου 2007, το καταβεβλημένο μετοχικό κεφάλαιο ανήρχετο σε € 1.602.075 (31.12.2006: € 1.591.286) και ο συνολικός αριθμός των κοινών μετοχών σε 410.788.387 (31.12.2006: 408.022.002). Το αποθεματικό από έκδοση μετοχών υπέρ το άρτιο ανήρχετο σε € 155.410 (31.12.2006: € 127.961).

β) Αποτελέσματα εις νέον

Την 17.4.2007 διανεμήθηκε μέρισμα χρήσεως 2006 συνολικού ποσού € 304.421, ήτοι ευρώ εβδομήντα πέντε λεπτά (€ 0,75) ανά μετοχή.

γ) Ίδιες μετοχές

Η Τράπεζα προέβη, κατά το χρονικό διάστημα 1.1 – 30.9.2007, σε αγορά 7.744.589 μετοχών, με αξία κτήσεως € 182.891 ήτοι ευρώ είκοσι τρία και εξήντα δύο λεπτά (€ 23,62) ανά μετοχή.

Την 1.8.2007, διατέθηκαν επιτυχώς μέσω ιδιωτικής τοποθετήσεως 3.505.992 ιδιοκατεχόμενες μετοχές, ήτοι ποσοστό 0,86% του καταβεβλημένου μετοχικού κεφαλαίου της Τραπέζης, σε τιμή διαθέσεως ευρώ είκοσι τέσσερα και ενενήντα λεπτά (€ 24,90) ανά μετοχή.

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 30.9.2007 ανήλθε σε 5.040.316 συνολικού κόστους € 119.667 ήτοι ευρώ είκοσι τρία και εβδομήντα τέσσερα λεπτά (€ 23,74) ανά μετοχή.

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2007, ενέκρινε μεταξύ άλλων πρόγραμμα αγοράς ιδίων μετοχών, για τη χρονική περίοδο Απριλίου 2007 – Απριλίου 2008, μέχρι του ποσού που αντιστοιχεί στο 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου, με κατώτατη τιμή ευρώ τρία και ενενήντα λεπτά (€ 3,90), που αντιστοιχεί στην ονομαστική αξία της μετοχής και ανώτατη τιμή ευρώ τριάντα δύο (€ 32).

Πρόσθετες πληροφορίες

15. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) *Νομικά θέματα*

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) *Φορολογικά θέματα*

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2005.
Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τη χρήση 2006 που δεν έχει ελεγχθεί από τις φορολογικές αρχές.

γ) *Λειτουργικές μισθώσεις*

- *Η Τράπεζα ως μισθώτρια*

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.
Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανεώσεως ή παρατάσεως βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων.
Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.
Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	30.9.2007	31.12.2006
- εντός ενός έτους	24.622	22.601
- πέραν του έτους και μέχρι πέντε έτη	65.929	68.187
- πέραν των πέντε ετών	51.014	41.503
Σύνολο	**141.565**	**132.291**

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το εννεάμηνο του τρέχοντος έτους ανήλθαν σε € 20.038 (2006: € 17.340) και συμπεριλαμβάνονται στα «Γενικά διοικητικά έξοδα».

- *Η Τράπεζα ως εκμισθώτρια*

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.
Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	30.9.2007	31.12.2006
- εντός ενός έτους	3.311	2.945
- πέραν του έτους και μέχρι πέντε έτη	8.651	8.988
- πέραν των πέντε ετών	4.238	4.805
Σύνολο	**16.200**	**16.738**

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το εννεάμηνο του τρέχοντος έτους ανήλθαν σε € 2.477 (2006: € 2.213) και συμπεριλαμβάνονται στα «Λοιπά έσοδα».

δ) *Εκτός Ισολογισμού υποχρεώσεις*

	30.9.2007	31.12.2006
Εγγυητικές επιστολές	5.030.952	4.325.763
Ενέγγυες Πιστώσεις	100.740	223.582
Μη αντληθέντα πιστωτικά όρια	15.725.782	13.709.879
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	19.132.217	15.143.455
Σύνολο	**39.989.691**	**33.402.679**

ε) *Δεσμεύσεις στοιχείων Ενεργητικού*

	30.9.2007	31.12.2006
Αξιόγραφα επενδυτικού χαρτοφυλακίου	505.000	585.000
Σύνολο	**505.000**	**585.000**

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ).

Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

16. Πληροφόρηση κατά τομέα

(Ποσά σε εκατ. ευρώ)

	1.1 - 30.9.2007						
	Επιχειρηματικοί Τομείς						
	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	899,3	672,9	180,1	2,6	26,9	16,8	-
Προμήθειες	240,8	119,5	69,3	38,5	9,6	3,9	-
Λοιπά έσοδα	(5,5)	14,8	3,7	1,8	19,8	0,7	(46,3)
Σύνολο εσόδων	**1.134,6**	**807,2**	**253,1**	**42,9**	**56,3**	**21,4**	**(46,3)**
Έξοδα	(568,8)	(403,7)	(74,6)	(22,3)	(15,8)	(14,5)	(37,9)
Απομειώσεις	(136,6)	(77,9)	(58,7)	-	-	-	-
Κέρδη πριν το φόρο εισοδήματος	**429,2**	**325,6**	**119,8**	**20,6**	**40,5**	**6,9**	**(84,2)**

	1.1 - 30.9.2006						
	Επιχειρηματικοί Τομείς						
	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	852,5	629,5	171,2	2,9	37,3	11,6	-
Προμήθειες	211,3	103,5	58,6	35,1	12,0	2,1	-
Λοιπά έσοδα	74,3	7,8	2,1	0,8	2,1	0,5	61,0
Σύνολο εσόδων	**1.138,1**	**740,8**	**231,9**	**38,8**	**51,4**	**14,2**	**61,0**
Έξοδα	(499,5)	(362,0)	(64,5)	(19,7)	(13,4)	(8,0)	(31,9)
Απομειώσεις	(165,4)	(126,8)	(38,6)	-	-	-	-
Κέρδη πριν το φόρο εισοδήματος	**473,2**	**252,0**	**128,8**	**19,1**	**38,0**	**6,2**	**29,1**

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τραπέζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.

Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Banking της Τραπέζης.

Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS, Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.)

v. N.A. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της N.A. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

17. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Η Τράπεζα αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. ευρώ)

	30.9.2007	31.12.2006
Σταθμισμένο Ενεργητικό από πιστωτικό κίνδυνο	33.983	30.112
Σταθμισμένο Ενεργητικό από κίνδυνο αγοράς	716	641
Συνολικό σταθμισμένο Ενεργητικό	34.699	30.753
Κύρια βασικά κεφάλαια (Upper tier I)	2.334	2.352
Βασικά κεφάλαια (Tier I)	2.284	2.309
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.244	4.080
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	6,7%	7,6%
Δείκτης βασικών κεφαλαίων (Tier I)	6,6%	7,5%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**12,2%**	**13,3%**

18. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της, διενεργεί συναλλαγές και με συνδεδεμένα με αυτή μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με μέλη του Διοικητικού της Συμβουλίου, και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	30.9.2007	31.12.2006
Δάνεια	29.913	2.148
Καταθέσεις	38.928	29.761
Εγγυητικές επιστολές	10.559	165

	Από 1 Ιανουαρίου έως	
	30.9.2007	30.9.2006
Τόκοι και εξομοιούμενα έσοδα	136	34
Τόκοι και εξομοιούμενα έξοδα	739	554

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

Ι. Θυγατρικές εταιρίες

	30.9.2007	31.12.2006
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.064.236	1.787.315
Αξιόγραφα χαρτοφυλακίου συναλλαγών	9.710	48.089
Παράγωγα χρηματοοικονομικά μέσα	862	113
Δάνεια και απαιτήσεις κατά πελατών	1.324.567	1.299.575
Αξιόγραφα διαθέσιμα προς πώληση	1.436.439	290.816
Σύνολο	**6.835.814**	**3.425.908**
Παθητικό		
Υποχρεώσεις προς πιστωτικά ιδρύματα	1.450.919	1.183.878
Υποχρεώσεις προς πελάτες	97.179	466.666
Παράγωγα χρηματοοικονομικά μέσα	1.185	634
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	19.118.446	15.148.320
Λοιπές υποχρεώσεις	5.803	4.095
Σύνολο	**20.673.532**	**16.803.593**
Εγγυητικές επιστολές και λοιπές εγγυήσεις	**574.863**	**84.063**

	Από 1 Ιανουαρίου έως	
	30.9.2007	30.9.2006
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	157.331	72.593
Έσοδα από μερίσματα	32.461	35.715
Έσοδα από αμοιβές και προμήθειες	37.556	35.524
Λοιπά έσοδα	1.960	1.850
Σύνολο	**229.308**	**145.682**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	662.587	334.117
Προμήθειες έξοδα	1.187	1.159
Γενικά διοικητικά έξοδα	9.936	12.172
Σύνολο	**673.710**	**347.448**

ΙΙ. Συγγενείς εταιρίες

	30.9.2007	31.12.2006
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	283	611
Παθητικό		
Υποχρεώσεις προς πελάτες	4	5

Έσοδα	Από 1 Ιανουαρίου έως 30.9.2007	30.9.2006
Τόκοι και εξομοιούμενα έσοδα	25	72
Έσοδα από μερίσματα	9	155
Έσοδα από αμοιβές και προμήθειες	-	24
Λοιπά έσοδα	-	334
Σύνολο	34	585
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	-	5
Γενικά διοικητικά έξοδα	-	509
Σύνολο	-	514

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα για το εννεάμηνο του 2007 ανέρχονται σε € 5.795 (30.9.2006: € 3.719).

19. Αποκτήσεις, πωλήσεις θυγατρικών και συγγενών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 5.3.2007 η Τράπεζα υπέβαλε αίτημα για την εξαγορά του υπολοίπου των μετοχών της θυγατρικής της εταιρίας Alpha Leasing A.E. Η Επιτροπή Κεφαλαιαγοράς, στις 8.3.2007, ενέκρινε το αίτημα της Τραπέζης. Η Τράπεζα, εντός του μηνός Απριλίου 2007, εξασκώντας το σχετικό δικαίωμα εξαγοράς απέκτησε 95.773 μετοχές, ήτοι ποσοστό 0,24% επί του καταβεβλημένου μετοχικού κεφαλαίου και δικαιωμάτων ψήφου της Εταιρίας. Έτσι, ο αριθμός μετοχών και δικαιωμάτων ψήφου της Alpha Leasing A.E. που κατέχει πλέον η Τράπεζα ανέρχεται σε 39.585.000, ήτοι ποσοστό 100%. Ταυτόχρονα, η Επιτροπή Κεφαλαιαγοράς, κατόπιν σχετικού αιτήματος της Alpha Leasing A.E., ενέκρινε την 17.5.2007 τη διαγραφή των μετοχών της εταιρίας από το Χρηματιστήριο Αθηνών.

β. Την 13.3.2007 ολοκληρώθηκε η απόσχιση, από τον κλάδο ξενοδοχειακών επιχειρήσεων της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., του τμήματος των επιχειρήσεων Ρόδου (Hilton Rhodes) και η αναδοχή του από την επίσης θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε.

γ. Την 21.3.2007 μεταβιβάστηκε ο κλάδος εκμεταλλεύσεως κυλικείου, της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην επίσης θυγατρική Καφέ Alpha A.E.

δ. Την 23.3.2007 ολοκληρώθηκε η μεταβίβαση των μετοχών της θυγατρικής εταιρίας Alpha Ασφαλιστική Α.Ε., από την θυγατρική εταιρία Alpha Group Investments Ltd, στη διεθνούς κύρους γαλλική ασφαλιστική εταιρία ΑΧΑ, τη μεγαλύτερη ασφαλιστική εταιρία στην Ευρώπη, έναντι τιμήματος € 255 εκατ. Ταυτόχρονα, υπεγράφη και τέθηκε σε εφαρμογή συμφωνία για την μακροχρόνια αποκλειστική συνεργασία των δύο μερών στη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου δικτύου Καταστημάτων της Alpha Bank.

ε. Την 29.3.2007 η θυγατρική εταιρία Alpha Αστικά Ακίνητα Α.Ε. ίδρυσε την εταιρία Alpha Immovables Bulgaria E.O.O.D με έδρα την Σόφια και αρχικό κεφάλαιο € 306. Σκοπός της εταιρίας είναι η διαχείριση και εκμετάλλευση ακινήτων.

στ. Την 30.4.2007 η Τράπεζα απέκτησε συμμετοχή στη νεοϊδρυθείσα εταιρία Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, με έδρα την Κωνσταντινούπολη, στην οποία συμμετέχει από κοινού με το Anadolu Group, με ποσοστό 50% έκαστος. Η εν λόγω εταιρία θα αποτελούσε το φορέα επενδύσεων στην Τουρκία.

Επειδή η σχετική αίτηση χορηγήσεως αδείας για την απόκτηση συμμετοχής στις τουρκικές εταιρίες Alternatifbank και Alternatiflease, δεν ενεκρίθη από τις τουρκικές εποπτικές αρχές, η Alpha Bank και ο Όμιλος Anadolu τερμάτισαν, κοινή συναινέσει, τη μεταξύ των επιχειρηματική συμφωνία ελλείψει αντικειμένου.

ζ. Την 14.6.2007 ολοκληρώθηκε η σύσταση δύο νέων εταιριών, στις οποίες η Τράπεζα συμμετέχει με ποσοστό 99%, με τις επωνυμίες Ιονική Υποστηρικτικών Εργασιών Α.Ε. και Ιονική Επενδύσεων Α.Ε. και έδρα την Αθήνα. Σκοπός της πρώτης είναι η παροχή υποστηρικτικών υπηρεσιών προς την Τράπεζα και εταιρίες του Ομίλου, ενώ της δεύτερης η απόκτηση κινητών αξιών, συμμετοχών και λοιπών περιουσιακών στοιχείων. Το μετοχικό κεφάλαιο κάθε εταιρίας ανέρχεται σε € 60.

η. Την 19.6.2007 η Τράπεζα απέκτησε το σύνολο των μετοχών της Κυπριακής εταιρίας Ionian Equity Participations Ltd. Το μετοχικό κεφάλαιο της εν λόγω εταιρίας ανέρχεται στο ποσό των CYP 1.000, ενώ επί του παρόντος η εταιρία δεν έχει δραστηριότητα.

θ. Την 19.6.2007 η Τράπεζα συμμετείχε στην αύξηση μετοχικού κεφαλαίου της εισηγμένης κατασκευαστικής εταιρίας ΑΕΓΕΚ Α.Ε. αποκτώντας 9.034.808 κοινές μετοχές της Εταιρίας, έναντι τιμής διαθέσεως ευρώ εξήντα λεπτά (€ 0,60) ανά μετοχή.

ι. Την 29.6.2007 ολοκληρώθηκε η μεταβίβαση του συνόλου των μετοχών της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. από την θυγατρική εταιρία Alpha Bank London Ltd στην Τράπεζα.

ια. Την 18.7.2007 η Τράπεζα προέβη στη μεταβίβαση του συνόλου των μετοχών που κατείχε στην Unisystems Α.Ε. (ποσοστό 9,67%).

ιβ. Την 18.9.2007 η Τράπεζα συμμετείχε, κατά την αναλογία της, σε αύξηση μετοχικού κεφαλαίου της εταιρίας ALC Novelle Investments Ltd, καταβάλλοντας συνολικό ποσό € 20.

ιγ. Την 28.9.2007 η Τράπεζα συμμετείχε, κατά την αναλογία της, σε αύξηση μετοχικού κεφαλαίου της εταιρίας Α.Ρ.Ε. Commercial Property Α.Ε., καταβάλλοντας συνολικό ποσό € 541.

Παρατίθεται κατωτέρω πίνακας των επενδύσεων σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες:

Θυγατρικές	**1.1-30.9.2007**	**1.10-31.12.2006**	**1.1-30.9.2006**
Υπόλοιπο αρχής περιόδου	1.587.804	1.501.966	1.471.394
Προσθήκες (1)	21.802	165.679	32.499
Μειώσεις	(1.117)	(80.505)	(3.371)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης εύλογης αξίας (2)	(2.304)	664	1.444
Υπόλοιπο τέλους περιόδου	1.606.185	1.587.804	1.501.966
Συγγενείς			
Υπόλοιπο αρχής περιόδου	5.624	10.521	10.463
Προσθήκες	20	(1.092)	1.236
Μειώσεις	-	(3.805)	(1.178)
Υπόλοιπο τέλους περιόδου	5.644	5.624	10.521
Κοινοπραξίες			
Υπόλοιπο αρχής περιόδου	122	122	122
Προσθήκες (3)	555	-	-
Υπόλοιπο τέλους περιόδου	677	122	122
Γενικό σύνολο	**1.612.506**	**1.593.550**	**1.512.609**

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και οι αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου και οι εκκαθαρίσεις εταιριών.

(1) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 1.601 αγορά μετοχών της Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.
- € 14.938 αγορά μετοχών της Alpha Αστικά Ακίνητα Α.Ε.
- € 846 αγορά μετοχών της Alpha Leasing Α.Ε.
- € 3.371 αγορά μετοχών της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.

(2) Η Τράπεζα κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τη συμμετοχή της στην Alpha Bank London Ltd και Alpha Bank Romania S.A. αντίστοιχα.

(3) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 14 αγορά μετοχών της Anadolu Alpha Gayrimenkul Ticaret A.S.
- € 541 αγορά μετοχών της Α.Ρ.Ε. Commercial Property

20. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

Δεν υφίστανται γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων, για τα οποία επιβάλλεται αναφορά από τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.).

Αθήναι, 30 Οκτωβρίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ
Α.Δ.Τ. Χ 661480	Α.Δ.Τ. Ι 166670	Α.Δ.Τ. Ν 308546	Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS AT 30.9.2007

(In accordance with the International Accounting Standard 34)

ATHENS
OCTOBER 30, 2007

TABLE OF CONTENTS

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS AT 30.9.2007

Imterim consolidated income statement

(Thousands of Euro)

	Note	From 1 January to		From 1 July to	
		30.9.2007	30.9.2006	30.9.2007	30.9.2006
Interest and similar income		2,457,789	1,920,850	873,982	691,981
Interest expense and similar charges		(1,289,612)	(865,379)	(458,271)	(331,097)
Net interest income		1,168,177	1,055,471	415,711	360,884
Fee and commission income		372,221	314,073	132,442	109,371
Commission expense		(30,886)	(19,911)	(12,819)	(8,369)
Net fee and commission income		341,335	294,162	119,623	101,002
Dividend income		2,220	2,676	10	5
Gains less losses on financial transactions		58,844	38,402	18,246	8,860
Other income		59,543	48,222	21,220	18,324
		120,607	89,300	39,476	27,189
Total income		**1,630,119**	**1,438,933**	**574,810**	**489,075**
Staff costs		(390,715)	(350,718)	(132,032)	(116,999)
General administrative expenses		(291,526)	(249,548)	(101,828)	(83,134)
Depreciation and amortization expenses	8,9,10	(55,037)	(45,943)	(19,929)	(15,279)
Other expenses		(2,737)	(1,225)	(1,003)	(318)
Total expenses		**(740,015)**	**(647,434)**	**(254,792)**	**(215,730)**
Impairment losses and provisions to cover credit risk	2	(157,686)	(187,985)	(55,085)	(58,075)
Share of profit/(loss) of associates		1,232	(35)	(22)	102
Profit before income tax		**733,650**	**603,479**	**264,911**	**215,372**
Income tax	3	(143,369)	(129,688)	(48,734)	(45,672)
Profit after income tax from continuing operations		**590,281**	**473,791**	**216,177**	**169,700**
Profit after income tax from discontinued operations	4	80,388	1,276	-	(1,627)
Profit after income tax		**670,669**	**475,067**	**216,177**	**168,073**
Attributable to:					
Equity holders of the Bank		**669,692**	**473,377**	**215,726**	**167,512**
Minority interests		977	1,690	451	561
Earnings per share:	5				
From continuing and discontinued operations					
Basic (€ per share)		1.65	1.20	0.53	0.43
Diluted (€ per share)		1.64	1.20	0.53	0.43
From continuing operations					
Basic (€ per share)		1.45	1.20	0.53	0.43
Diluted (€ per share)		1.45	1.20	0.53	0.43

Note: The income statement of 1.1-30.9.2006 has been restated due to the adoption of IFRS 5 for the presentation of discontinued operations (note 22a).

The attached notes (pages 7-31) form an integral part of these interim financial statements.

Interim consolidated balance sheet

	Note	30.9.2007	31.12.2006
			(Thousands of Euro)
ASSETS			
Cash and balances with Central Banks		2,824,176	2,675,702
Due from banks		3,589,272	4,636,712
Securities held for trading		157,861	305,991
Derivative financial assets		357,060	245,676
Loans and advances to customers	6	39,374,854	32,223,034
Investment securities			
- Available-for-sale	7	3,136,355	7,552,602
Investment in associates		5,332	4,091
Investment property	8	72,569	31,518
Property, plant and equipment	9	1,019,985	935,996
Goodwill and other intangible assets	10	126,406	117,138
Deferred tax assets		172,425	276,973
Other assets		353,440	309,840
		51,189,735	49,315,273
Non-current assets held for sale	11	54,048	484,387
Total Assets		**51,243,783**	**49,799,660**
LIABILITIES			
Due to banks		3,443,574	6,686,526
Derivative financial liabilities		358,576	224,576
Due to customers			
(including debt securities in issue)		32,341,748	31,014,694
Debt securities in issue held by institutional investors			
and other borrowed funds	12	9,326,488	6,348,467
Liabilities for current income tax and other taxes		115,777	129,077
Deferred tax liabilities		79,413	140,208
Employee defined benefit obligations	13	552,413	548,584
Other liabilities		934,575	675,003
Provisions	14	83,976	65,263
		47,236,540	45,832,398
Liabilities related to non-current assets			
held for sale	11	-	353,595
Total Liabilities		**47,236,540**	**46,185,993**
EQUITY			
Equity attributable to equity holders of the Bank			
Share capital	15	1,602,075	1,591,286
Share premium	15	155,410	127,961
Reserves		478,960	351,697
Amounts recognized directly in equity relating to non-current			
assets held for sale	11	-	(2,576)
Retained earnings	15	977,482	686,018
Treasury shares	15	(119,856)	(14,653)
		3,094,071	**2,739,733**
Minority interests		**27,397**	**44,280**
Hybrid securities		**885,775**	**829,654**
Total Equity		**4,007,243**	**3,613,667**
Total Liabilities and Equity		**51,243,783**	**49,799,660**

The attached notes (pages 7-31) form an integral part of these interim financial statements.

Interim consolidated statement of changes in equity

(Thousands of Euro)

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2006	**1,456,018**	**125,685**	**324,297**	**506,985**	**(188,316)**	**2,224,669**	**53,069**	**844,946**	**3,122,684**
Changes in equity for the period 1.1-30.9.2006									
Net change in fair value of available-for-sale Securities			(29,484)			(29,484)			(29,484)
Net change in fair value of available-for-sale securities transferred to income statement from sales			(23,025)			(23,025)			(23,025)
Exchange differences on translating foreign operations			15,084			15,084			15,084
Other				(1,098)		(1,098)			(1,098)
Net income recognized directly in equity			(37,425)	(1,098)		(38,523)			(38,523)
Profit for the period, after income tax				473,377		473,377	1,690		475,067
Total			(37,425)	472,279		434,854	1,690		436,544
Share capital increase from capitalization of reserve and change of nominal value of each share to € 3.90	133,954			(133,954)					
Change of ownership interests in subsidiaries				(397)		(397)	(7,689)		(8,086)
(Purchases)/sales of treasury shares and hybrid securities				1,812	(150,280)	(148,468)		(6,793)	(155,261)
Recognition of share options granted to employees			3,819			3,819			3,819
Dividends to equity holders and minority interests				(237,556)		(237,556)	(1,389)		(238,945)
Dividends to hybrid securities holders				(46,058)		(46,058)			(46,058)
Appropriation to reserves			44,496	(44,496)					
Balance 30.9.2006	**1,589,972**	**125,685**	**335,187**	**518,615**	**(338,596)**	**2,230,863**	**45,681**	**838,153**	**3,114,697**

The attached notes (pages 7-31) form an integral part of these interim financial statements.

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.10.2006	**1,589,972**	**125,685**	**335,187**	**518,615**	**(338,596)**	**2,230,863**	**45,681**	**838,153**	**3,114,697**
Changes in equity for the period 1.10-31.12.2006									
Net change in fair value of available-for-sale securities			(19,292)			(19,292)			(19,292)
Net change in fair value of available-for-sale securities transferred to income statement from sales			16,360			16,360			16,360
Exchange differences on translating foreign operations			16,825			16,825			16,825
Other				49		49			49
Net income recognized directly in equity			13,893	49		13,942			13,942
Profit for the period, after income tax				78,610		78,610	438		79,048
Total			13,893	78,659		92,552	438		92,990
Change of ownership interests in subsidiaries				(116)		(116)	(1,803)		(1,919)
(Purchases)/sales of treasury shares and hybrid securities				94,786	323,943	418,729		(8,499)	410,230
Issue of new shares due to share options exercise	1,314					1,314			1,314
Share premium from exercised share options		2,276	(2,276)						
Recognition of share options granted to employees			1,339			1,339			1,339
Dividends to equity holders and minority interests							(36)		(36)
Dividends to hybrid securities holders				(4,948)		(4,948)			(4,948)
Appropriation to reserves			978	(978)					
Balance 31.12.2006	**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**

The attached notes (pages 7-31) form an integral part of these interim financial statements.

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2007	**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**
Change in equity for the period 1.1-30.9.2007									
Net change in fair value of available-for-sale securities			(27,187)			(27,187)			(27,187)
Net change in fair value of available-for-sale securities transferred to income statement from sales			128,059			128,059			128,059
Exchange differences on translating foreign operations			3,495			3,495			3,495
Other				(2,161)		(2,161)			(2,161)
Net income recognized directly in equity			104,367	(2,161)		102,206			102,206
Profit for the period, after income tax				669,692		669,692	977		670,669
Total			104,367	667,531		771,898	977		772,875
Change of ownership interests in subsidiaries				(660)		(660)	(16,783)		(17,443)
(Purchases)/sales of treasury shares and hybrid securities				(5,533)	(105,203)	(110,736)		56,121	(54,615)
Issue of new shares due to share options exercise (note 15)	10,789	27,449				38,238			38,238
Recognition of share options granted to employees			7,461			7,461			7,461
Dividends to equity holders and minority interests				(304,421)		(304,421)	(1,077)		(305,498)
Dividends to hybrid securities holders				(47,442)		(47,442)			(47,442)
Appropriation to reserves			18,011	(18,011)					
Balance 30.9.2007	**1,602,075**	**155,410**	**478,960**	**977,482**	**(119,856)**	**3,094,071**	**27,397**	**885,775**	**4,007,243**

The attached notes (pages 7-31) form an integral part of these interim financial statements.

Interim consolidated cash flow statement

	Note	(Thousands of Euro) From 1 January to 30.9.2007	30.9.2006
Cash flows from operating activities			
Profit before income tax		733,650	603,479
Adjustments for:			
Depreciation of property, plant and equipment		37,730	31,785
Amortization of intangible assets		17,307	14,158
Impairment losses from loans and provisions		164,374	195,318
Other adjustments		7,461	55,151
(Gains)/losses from investing activities		23,437	(34,837)
(Gains)/losses from financing activities		41,984	68,381
Share of (profit)/loss of associates		(1,232)	35
		1,024,711	933,470
Net (increase) /decrease in assets relating to operating activities			
Due from banks		(458,449)	(1,257,088)
Securities held for trading and derivative financial assets		36,746	(158,197)
Loans and advances to customers		(7,300,144)	(4,079,814)
Other assets		(41,174)	(62,636)
Net increase /(decrease)in liabilities relating to operating activities			
Due to banks		(3,242,952)	(1,309,952)
Derivative financial liabilities		134,000	28,389
Due to customers		4,016,444	4,799,748
Other liabilities		235,831	201,366
Net cash flows from operating activities before taxes		(5,594,987)	(904,714)
Income taxes paid and other taxes		(109,929)	(119,676)
Net cash flows from continuing operating activities		**(5,704,916)**	**(1,024,390)**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(17,423)	(8,302)
Proceeds from sale of investments (subsidiaries and associates)		-	2,523
Dividends received		2,220	2,676
Purchases of property, plant and equipment	8,9,10,11	(134,886)	(76,987)
Disposal of property, plant and equipment		19,612	8,158
Net (increase)/decrease in investment securities		4,485,655	(484,461)
Net cash flows from continuing investing activities		**4,355,178**	**(556,393)**
Cash flows from financing activities			
Increase in equity from share options exercise	15	38,238	-
Dividends paid		(303,316)	(236,087)
(Purchases)/Sales of treasury shares	15	(80,935)	(144,700)
Proceeds from the issue of debt securities and other borrowed funds	12	677,038	-
Repayment of debt securities and other borrowed funds		(500,176)	(47,402)
Proceeds from the issue of hybrid securities		40,987	-
Purchases of hybrid securities		-	(6,793)
Dividends paid to hybrid securities holders		(47,442)	(46,058)
Net cash flows from continuing financing operations		**(175,606)**	**(481,040)**
Effect of exchange rate fluctuations on cash and cash equivalents		3,495	15,084
Net increase /(decrease) in cash flows from continuing operations		**(1,521,849)**	**(2,046,739)**
Net cash flows from discontinued operating activities		-	(3,218)
Net cash flows from discontinued investing activities		160,700	2,514
Net cash flows from discontinued financing activities		-	-
Net increase /(decrease) in cash flows from discontinued activities		**160,700**	**(704)**
Cash and cash equivalents at the beginning of the period		**4,575,831**	**5,665,814**
Cash and cash equivalents at the end of the period		**3,214,682**	**3,618,371**

Note: The 1.1.-30.9.2006 cash flow has been restated due to the adoption of IFRS 5 for the presentation of discontinued operations (note 22a)

The attached notes (pages 7-31) form an integral part of these interim financial statements.

Notes to the financial statements

General Information

At present, the Bank operates under the brand name of ALPHA BANK A.E. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the Shareholders in a General Meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors elected by the Shareholders' General Meeting on April 19, 2005, ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 February 2007 (resignation of the non-executive member Mr. Takis Athanasopoulos, who was replaced by Mr. Evangelos Kaloussis) as at 30 September 2007 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)
Minas G. Tanes ***

EXECUTIVE MEMBERS
MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
George E. Agouridis *
Sophia G. Eleftheroudaki
Paul G. Karakostas *
Nicholaos I. Manessis**

NON EXECUTIVE INDEPENDENT MEMBERS
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Kaloussis */*** (On 3 April 2007 he was elected from non-executive member to a non-executive independent member by the Shareholders' Meeting)
Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi-annual and annual financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou Garyfalia B. Spyriouni
Substitute Auditors:	Charalambos G. Sirounis Nikolaos Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors A.E.

The Bank's shares are listed on the Athens Stock Exchange since 1925. As at 30 September 2007, Alpha Bank was ranked 4th among all listed companies, in terms of market capitalization. Since February 2004 the Bank's share has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek listing, the shares of the Bank are listed on the London Stock Exchange in the form of international certificates (GDRs) and are traded over the counter in New York (ADRs).

As at 30 September 2007, the Bank has issued 410,788,387 shares.

The Bank's continuous growth and consistent dividend policy has attracted local and foreign investors. This has resulted in an increase in the shares' liquidity which for the nine month period of 2007 amounted to an average of 1,322,205 shares per day.

The credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

These financial statements have been approved by the Board of Directors on 30 October 2007.

Accounting policies applied

1. Basis of presentation

The Bank has prepared the condensed interim financial statements as at 30 September 2007 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies applied by the Bank, in the condensed interim financial statements as at 30 September 2007, are consistent with those stated in the published financial statements for the year ended 31 December 2006, after taking into account new standards and interpretations issued by the International Accounting Standards Board (IASB), adopted by the European Union and they are effective for annual periods beginning on or after 1.1.2007:

- *International Financial Reporting Standard (IFRS) 7 «Financial Instruments: Disclosures»*
- *Amendment to International Accounting Standard (IAS) 1 «Presentation of Financial Statements – Capital Disclosure» (Regulation 108/2006)*

  IFRS 7 and the amendment to IAS 1 result in changes relating to the disclosure requirements of financial instruments, which will be presented in the annual financial statements.

- *Interpretation 7 «Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (Regulation 708/2006)*

  The adoption of this interpretation had no effect on Group's financial statements as the Group has no operations in hyperinflationary economies.

- *Interpretations 8 and 9 «Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/2006)*

  The adoption of these interpretations had no impact on the Group's financial statements.

- *Interpretation 10 «Interim Financial Reporting and Impairment» (Regulation 610/2007)*

  With the adoption of this interpretation an entity cannot reverse an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

  The adoption of this interpretation did not have an impact on Group's financial statements.

Apart from the above standards and interpretations, the European Union on 1 June 2007 adopted, through regulation 611/2007, Interpretation 11 «IFRS 2 – Group and Treasury Share Transactions», which is effective for annual periods beginning on or after 1.3.2007. The adoption of this interpretation is not expected to have a substantial impact on the Group's financial statements.

In addition, the International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union.

- *International Financial Reporting Standard (IFRS) 8 «Operating segments»*
  Effective for annual periods beginning on or after 1.1.2009

  This standard replaces IAS 14 «Segment reporting».

  Its adoption by the European Union and by the Group is expected to affect the way that the Group's disclosures relating to operating segments are presented.

- *Amendment of International Accounting Standard (IAS) 23 «Borrowing costs»*
  Effective for annual periods beginning on or after 1.1.2009

  On 29 March 2007, the Board issued the revised IAS 23, which removed the option of immediately recognizing as an expense all borrowing costs that relate to assets that have a substantial period of time to get ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

  The adoption of this standard is not expected to have a substantial impact on the Group's financial statements.

- *Amendment of International Accounting Standard (IAS) 1 «Presentation of financial statements»*
  Effective for annual periods beginning on or after 1.1.2009

  On 6 September 2007, the Board published the revised version of IAS 1 in which is required to aggregate information in the financial statements on the basis of shared characteristics and introduces the statement of comprehensive income. The comprehensive income statement includes profit or loss for the period and all non owner changes in equity, which may be presented either as a subtotal of the statement of comprehensive income or in a separate statement.

  The adoption of this Standard by the European Union and the Group will affect the presentation of financial statements.

- *Interpretation 12 «Service concession arrangements»*
  Effective for annual periods beginning on or after 1.1.2008

- *Interpretation 13 «Customer loyalty programmes»*
  Effective for annual periods beginning on or after 1.7.2008

- *Interpretation 14 «IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction»*
  Effective for annual periods beginning on or after 1.1.2008

The Group is examining whether there will be an impact from the adoption of the above Interpretations in the financial statements.

The adoption by the European Union, by 31 December 2007, of new standards and interpretations or amendments possibly issued during the current year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption will be effective for periods beginning on or after 1 January 2007, may retrospectively affect the period that these interim financial statements present.

Income statement

2. Impairment losses and provisions to cover credit risk

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Impairment losses on loans and advances to customers	151,507	175,301	30,129	58,773
Decrease of impairment losses relating to due from banks	(14)	-	-	-
Provisions to cover credit risk relating to off balance sheet items	15,054	14,946	30,000	-
Recoveries	(8,861)	(2,262)	(5,044)	(698)
Total	157,686	187,985	55,085	58,075

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 29% for 2006 and 25% for 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, as amended by Law 3259/2004, the tax rate for entities that have concluded mergers by 31.12.2005 is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2006 profit of the Bank was taxed at the rate of 24% due to the merger with the listed company Delta Singular A.E.P., completed on 8.4.2005. The Bank was not related with Delta Singular A.E.P. before 1.1.1997.

It should be noted that, as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Current	96,629	108,438	28,282	34,665
Deferred	46,740	21,250	20,452	11,007
Total	143,369	129,688	48,734	45,672

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Depreciation and write-offs of fixed assets	10,631	7,861	5,870	2,653
Loans and advances to customers	23,262	6,723	12,683	15,530
Employee defined benefit obligations	141	315	(112)	59
Valuation of derivatives	(4,138)	6,454	(1,600)	(106)
Financial instruments effective interest rate	3,400	1,433	2,664	667
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	10,096	(1,568)	(455)	(8,652)
Carry forward of unused tax losses	464	258	541	269
Other temporary differences	2,884	(226)	861	587
Total	46,740	21,250	20,452	11,007

Reconciliation of effective and current tax rate is presented below:

	From 1 January to				From 1 July to			
	30.9.2007		30.9.2006		30.9.2007		30.9.2006	
	%		%		%		%	
Profit before income tax from continuing operations		733,650		603,479		264,911		215,372
Income tax	20.36	149,341	23.56	142,200	14.76	39,094	27.06	58,288
Increase/(decrease) due to:								
Additional tax on rental income from fixed assets	(0.10)	(744)	0.05	274	(0.32)	(836)	0.04	92
Non taxable income	(2.44)	(17,865)	(3.38)	(20,395)	1.55	4,097	(1.16)	(2,488)
Non deductible expenses	1.03	7,526	0.43	2,603	2.08	5,518	0.57	1,226
Part of profit relating to non taxable income	(0.49)	(3,587)	(0.72)	(4,350)	(1.19)	(3,149)	(0.63)	(1,364)
Part of profit relating to distributable income	0.36	2,620	0.54	3,247	0.87	2,294	0.52	1,120
Effect of tax rates used for the calculation of current and deferred tax	-	-	0.12	749	-	-	0.19	414
Other temporary differences	0.83	6,078	0.89	5,360	0.65	1,716	(5.39)	(11,616)
Income tax	**19.54**	**143,369**	**21.49**	**129,688**	**18.40**	**48,734**	**21.21**	**45,672**

The effective current income tax rate is 23.56% for the period 1.1-30.9.2006 and 20.36% for the period 1.1-30.9.2007, and it represents the weighted average of nominal tax rate based on the nominal income tax rate and the profit before tax of each Group entity.

4. Profit after income tax from discontinued operations

On 23 March 2007, the sale of 99.57% shares of the subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection was completed.

Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

The results of Alpha Insurance A.E. which has been classified as a discontinued operation and the profit from the sale, are included in caption "profit after income tax from discontinued operations" and are analyzed as follows:

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Net interest income	860	3,836	-	1,192
Net fee and commission income	409	1,459	-	439
Gains less losses on financial transactions	-	1,823	-	892
Other income (premiums etc.)	3,573	20,716	-	4,466
Total income	**4,842**	**27,834**	-	**6,989**
Staff costs	(2,338)	(11,219)	-	(3,243)
General administrative expenses	(1,583)	(8,599)	-	(2,526)
Depreciation and amortization expenses	(239)	(1,348)	-	(401)
Total expenses	**(4,160)**	**(21,166)**	-	**(6,170)**
Impairment losses and provisions to cover credit risk	-	(900)	-	(300)
Profit / (losses) before income tax	**682**	**5,768**	-	**519**
Income tax	(421)	(4,492)	-	(2,146)
Profit /(losses) after income tax	**261**	**1,276**	-	**(1,627)**
Profit from the disposal of Alpha Insurance A.E.	**80,127**	-	-	-
Profit after income tax from discontinued operations	**80,388**	**1,276**	-	**(1,627)**

5. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

	From 1 January to		From 1 July to	
	30.9.2007	**30.9.2006**	**30.9.2007**	**30.9.2006**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	669,692	473,377	215,726	167,512
Weighed average number of outstanding ordinary shares	406,276,538	393,316,253	406,124,485	389,544,821
Basic earnings per share from continuing and discontinued operations (in €)	1.65	1.20	0.53	0.43

	From 1 January to		From 1 July to	
	30.9.2007	**30.9.2006**	**30.9.2007**	**30.9.2006**
Profit attributable to equity holders of the Bank from continuing operations (note 22a)	589,304	472,125	215,726	169,139
Weighed average number of outstanding ordinary shares	406,276,538	393,316,253	406,124,485	389,544,821
Basic earnings per share from continuing operations (in €)	1.45	1.20	0.53	0.43

b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Bank's shares for the period) based on the monetary value of the subscription rights attached to outstanding share options.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options..

	From 1 January to		From 1 July to	
	30.9.2007	**30.9.2006**	**30.9.2007**	**30.9.2006**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	669,692	473,377	215,726	167,512
Weighed average number of outstanding ordinary shares	406,276,538	393,316,253	406,124,485	389,544,821
Adjustment for share options	967,881	983,702	1,050,275	1,010,221
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,244,419	394,299,955	407,174,760	390,555,042
Diluted earnings per share from continuing and discontinued operations (in €)	1.64	1.20	0.53	0.43

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Profit attributable to equity holders of the Bank from continuing operations (note 22a)	589,304	472,125	215,726	169,139
Weighed average number of outstanding ordinary shares	406,276,538	393,316,253	406,124,485	389,544,821
Adjustment for share options	967,881	983,702	1,050,275	1,010,221
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,244,419	394,299,955	407,174,760	390,555,042
Diluted earnings per share from continuing operations (in €)	1.45	1.20	0.53	0.43

Assets

6. Loans and advances to customers

	30.9.2007	31.12.2006
Individuals:		
Mortgages	10,444,702	8,812,267
Consumer	3,305,177	2,445,129
Credit cards	1,039,748	942,025
Other loans	140,035	217,035
Total	14,929,662	12,416,456
Companies:		
Corporate	23,428,104	18,992,719
Leasing	1,243,998	1,086,745
Factoring	456,766	495,692
Total	25,128,868	20,575,156
Receivables from insurance and re-insurance activities	8,810	12,179
Other receivables	229,445	196,492
	40,296,785	33,200,283
Less:		
Allowance for impairment losses *	(921,931)	(977,249)
Total	**39,374,854**	**32,223,034**

* In addition to the allowance for impairment losses, an additional provision of € 30,000 (31.12.2006: € 14,946) is recorded to cover credit risk relating to off-balance sheet items (note 2). The total provision recorded to cover credit risk amounts to € 951,931 (31.12.2006: € 992,195)

The financial lease receivables are analyzed as follows:

	30.9.2007	31.12.2006
Up to 1 year	397,529	318,043
From 1 year up to 5 years	631,678	553,620
More than 5 years	678,615	588,952
	1,707,822	1,460,615
Unearned finance income	(463,824)	(373,870)
Total	**1,243,998**	**1,086,745**

The net amount of finance leases is analyzed as follows:

	30.9.2007	31.12.2006
Up to 1 year	309,669	257,139
From 1 year up to 5 years	444,998	395,356
More than 5 years	489,331	434,250
Total	**1,243,998**	**1,086,745**

Allowance for impairment losses	
Balance 1.1.2006	**1,040,360**
Changes for the period from 1.1 to 30.9.2006	
Allowance relating to discontinued operations	(4,806)
Unwinding of the discount	51,333
Foreign exchange differences	(1,117)
Impairment losses for the period (note 2)	175,301
Loans written-off during the period	(100,829)
Balance 30.9.2006	**1,160,242**

Changes for the period from 1.10 to 31.12.2006	
Allowance relating to discontinued operations	(41)
Unwinding of the discount	20,317
Foreign exchange differences	(1,525)
Impairment losses for the period	69,330
Loans written-off during the period	(271,074)
Balance 31.12.2006	**977,249**
Changes for the period from 1.1 to 30.9.2007	
Unwinding of the discount	37,296
Reclassification of allowance for impairment losses from «non-current assets held for sale»	41
Foreign exchange differences	(1,398)
Impairment losses for the period (note 2)	151,507
Loans written-off during the period	(242,764)
Balance 30.9.2007	**921,931**

7. Investment securities

Available for sale	**30.9.2007**		**31.12.2006**	
Government bonds		1,873,214		6,253,815
Other debt securities:		1,119,941		1,170,994
Listed	*1,054,984*		*1,142,097*	
Non-listed	*64,957*		*28,897*	
Shares:		89,687		65,691
Listed	*70,766*		*52,317*	
Non-listed	*18,921*		*13,374*	
Other variable yield securities		53,513		62,102
Total		**3,136,355**		**7,552,602**

8. Investment property

	Land and building
Balance 1.1.2006	
Cost	33,061
Accumulated depreciation	(3,511)
1.1.2006 - 30.9.2006	
Net book value 1.1.2006	29,550
Foreign exchange differences	15
Additions	3
Reclassifications	(870)
Depreciation charge for the period	(280)
Net book value 30.9.2006	28,418
Balance 30.9.2006	
Cost	32,393
Accumulated depreciation	(3,975)

1.10.2006 - 31.12.2006	
Net book value 1.10.2006	28,418
Foreign exchange differences	17
Additions	11
Additions from companies consolidated for first time in 2006	5,342
Disposals	(86)
Reclassifications	(647)
Reclassification to «non-current assets held for sale»	(1,470)
Depreciation charge for the period	(67)
Net book value 31.12.2006	31,518
Balance 31.12.2006	
Cost	34,948
Accumulated depreciation	(3,430)
1.1.2007 - 30.9.2007	
Net book value 1.1.2007	31,518
Foreign exchange differences	6
Additions	26,516
Disposals	(452)
Reclassification from «property, plant and equipment» *	15,445
Depreciation charge for the period	(464)
Net book value 30.9.2007	72,569
Balance 30.9.2007	
Cost	77,326
Accumulated depreciation	(4,757)

* Transfers from «Property, plant and equipment» relate to a building owned by the subsidiary Oceanos A.T.O.E.E. leased by Alpha Insurance A.E. which was also a subsidiary until 23.3.2007.

9. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2006				
Cost	1,076,377	3,347	342,984	1,422,708
Accumulated depreciation	(212,001)	(1,440)	(271,294)	(484,735)
1.1.2006 - 30.9.2006				
Net book value 1.1.2006	864,376	1,907	71,690	937,973
Foreign exchange differences	652	62	1,174	1,888
Additions	19,394	268	36,291	55,953
Disposals	(1,552)	-	(1,875)	(3,427)
Reclassifications	870	-	-	870
Depreciation charge for the period	(14,719)	(412)	(17,053)	(32,184)
Net book value 30.9.2006	869,021	1,825	90,227	961,073
Balance 30.9.2006				
Cost	1,095,465	3,625	376,347	1,475,437
Accumulated depreciation	(226,444)	(1,800)	(286,120)	(514,364)

1.10.2006 - 31.12.2006				
Net book value 1.10.2006	869,021	1,825	90,227	961,073
Foreign exchange differences	2,680	57	(406)	2,331
Additions	16,986	340	3,083	20,409
Disposals	(890)	-	1,367	477
Reclassifications	647	-	(485)	162
Reclassification to «non-current assets held for sale»	(34,861)	-	(2,583)	(37,444)
Depreciation charge for the period	(5,112)	(130)	(5,770)	(11,012)
Net book value 31.12.2006	848,471	2,092	85,433	935,996
Balance 31.12.2006				
Cost	1,058,044	4,055	361,639	1,423,738
Accumulated depreciation	(209,573)	(1,963)	(276,206)	(487,742)
1.1.2007 - 30.9.2007				
Net book value 1.1.2007	848,471	2,092	85,433	935,996
Foreign exchange differences	(659)	31	(615)	(1,243)
Additions	46,743	1,072	27,116	74,931
Disposals	(5,254)	-	(4,023)	(9,277)
Reclassification from «Land and buildings» to «Investment Property»	(15,445)	-	-	(15,445)
Reclassification from «non-current assets held for sale»*	71,414	-	1,180	72,594
Other reclassifications	-	30	(334)	(304)
Depreciation charge for the period	(16,362)	(514)	(20,391)	(37,267)
Net book value 30.9.2007	928,908	2,711	88,366	1,019,985
Balance 30.9.2007				
Cost	1,170,032	4,968	384,422	1,559,422
Accumulated depreciation	(241,124)	(2,257)	(296,056)	(539,437)

* Property, plant and equipment amounting to € 42.4 million was reclassified from «Non-current assets held for sale» due to Bank's decision for own use. In addition, in the same caption property, plant and equipment of the subsidiary Tourist Resort A.E., amounting to € 29 million, is included. The subsidiary has incorporated the Rhodes Hotel sector after the completion of its separation and transfer from Ionian Hotel Enterprises A.E. The depreciation for the respective period in which these two specified property, plant and equipment classified as «Non-current assets held for sale» amounts to € 2.2 million and € 1.9 million respectively.

10. Goodwill and other intangible assets

	Goodwill	Other Intangible	Software	Total
Balance 1.1.2006				
Cost	54,022	17,392	130,227	201,641
Accumulated amortization	-	(3,014)	(91,191)	(94,205)
1.1.2006 - 30.9.2006				
Net book value 1.1.2006	54,022	14,378	39,036	107,436
Foreign exchange differences	2,220	479	344	3,043
Additions	-	-	15,065	15,065
Disposals	-	-	(49)	(49)
Amortization charge for the period	-	(2,452)	(12,375)	(14,827)
Net book value 30.9.2006	56,242	12,405	42,021	110,668
Balance 30.9.2006				
Cost	56,242	18,114	146,369	220,725
Accumulated amortization	-	(5,709)	(104,348)	(110,057)
1.10.2006 - 31.12.2006				
Net book value 1.10.2006	56,242	12,405	42,021	110,668
Foreign exchange differences	2,102	458	(878)	1,682
Additions	-	428	12,825	13,253
Disposals	-	-	(2,653)	(2,653)
Reclassification to «non-current assets held for sale»	-	-	(2,019)	(2,019)
Other reclassifications	-	-	485	485
Amortization charge for the period	-	(882)	(3,396)	(4,278)
Net book value 31.12.2006	58,344	12,409	46,385	117,138
Balance 31.12.2006				
Cost	58,344	18,293	144,745	221,382
Accumulated amortization	-	(5,884)	(98,360)	(104,244)
1.1.2007 - 30.9.2007				
Net book value 1.1.2007	58,344	12,409	46,385	117,138
Foreign exchange differences	59	(120)	104	43
Additions	-	394	26,764	27,158
Disposals	-	-	(964)	(964)
Reclassifications	-	-	337	337
Amortization charge for the period	-	(2,468)	(14,838)	(17,306)
Net book value 30.9.2007	58,403	10,215	57,788	126,406
Balance 30.9.2007				
Cost	58,403	19,359	173,414	251,176
Accumulated amortization	-	(9,144)	(115,626)	(124,770)

11. Non-current assets held for sale and related liabilities and amounts recognized directly in equity relating to non-current assets held for sale

a. Fixed assets

	Land and Buildings	Office equipment	Total
1.1.2006 - 30.9.2006			
Balance 1.1.2006	88,004	585	88,589
Additions	5,916	329	6,245
Disposals	(2,570)	(325)	(2,895)
Balance 30.9.2006	**91,350**	**589**	**91,939**
1.10.2006 - 31.12.2006			
Balance 1.10.2006	91,350	589	91,939
Additions	2,576	252	2,828
Disposals	(1,483)	(226)	(1,709)
Balance 31.12.2006	**92,443**	**615**	**93,058**
1.1.2007 - 30.9.2007			
Balance 1.1.2007	92,443	615	93,058
Additions	5,865	415	6,280
Disposals	(2,418)	(466)	(2,884)
Reclassification to «property, plant and equipment»	(42,405)	-	(42,405)
Foreign exchange differences	(1)	-	(1)
Balance 30.9.2007	**53,484**	**564**	**54,048**

Non-current assets held for sale amounting to € 42.4 million have been reclassified to property, plant and equipment due to Bank's decision to use these fixed assets for administrative purposes

b. Other

- In accordance with Board of Directors' decision on 24 September 2007, the subsidiary Tourist Resorts A.E. ceased to classify Rhodes Hilton Hotel sector as non current assets held for sale.

  Due to the above reclassification the assets and liabilities of Rhodes Hilton Hotel were transferred to the respective assets and liability accounts. As at 31.12.2006 the above balances amounted to € 34,793 and € 1,225 respectively.

- On 23 March 2007 99.57% of Alpha Insurance A.E. shares were transferred to AXA. The company's assets as at 31.12.2006 that were classified as «non current assets held for sale» amounted to € 356,536, the company's liabilities that were classified as «liabilities related to non current assets held for sale» amounted to € 352,370 and the amounts recognized directly in equity amounted to € -2,576.

Liabilities

12. Debt securities in issue and other borrowed funds

Senior debt securities	
Balance 1.1.2007	**12,759,840**
Changes for the period from 1.1 to 30.9.2007	
New issues (1)	6,803,280
(Purchases)/sales by Group companies	(1,561,447)
Maturities/Redemptions	(3,165,778)
Fair value change due to hedging	(41,621)
Change in accrued interest	40,364
Foreign exchange differences	(9,877)
Balance 30.9.2007	**14,824,761**
Subordinated debt	
Balance 1.1.2007	**1,029,413**
Changes for the period from 1.1 to 30.9.2007	
New issues (2)	677,038
(Purchases)/sales by Group companies	(135,047)
Maturities/Redemptions (3)	(325,000)
Fair value change due to hedging	989
Change in accrued interest	3,318
Foreign exchange differences	(7,710)
Balance 30.9.2007	**1,243,001**
Grand Total	**16,067,762**

(1) The majority of the new senior debt securities (€ 6,024 million) pay a Euribor floating rate, with a spread between -10 and +25 basis points, depending on the duration of issue.

(2) On 1 February 2007, a loan of € 350 million, which pays three month Euribor plus 40 basis points for the first 5 years was issued. If the Bank does not redeem the loan, the spread for the next 5 years increases to 170 basis points.

On 8 March 2007, a loan of € 200 million, which pays three month Euribor plus 35 basis points for the first 5 years was issued. If the Bank does not redeem the loan, the spread for the next five years increases to 165 basis points.

On 27 July 2007, a perpetual Upper Tier II securitiy of € 130 million nominal value, which pays three month Euribor plus 50 basis points for the first 5 years, was issued. If the Bank does not redeem the security, the spread for the next 5 years increases to 150 basis points.

(3) On 8 March 2007, five years after issuance, the Bank redeemed 10 year subordinated debt, amounting to € 300 million.

On 8 May 2007, five years after issuance, the Bank redeemed 10 year subordinated debt, amounting to € 25 million.

From the above debt securities in issue, an amount of € 6,741,274 (31.12.2006 € 7,440,786) held by Bank's customers has been reclassified to "Due from customers" as mentioned in note 22b. Therefore the balance of "Debt securities in issue held by institutional investors and other borrowed funds" as at 30 September 2007 amounts to € 9,326,488 (31.12.2006 € 6,348,467).

13. Employee defined benefit obligations

The management of the Bank on 21.11.2006 in accordance with Law 3371/2005, submitted an application for its employees to join the common bank employee pension fund (ETAT).

Following the provision of the above law, a special economic valuation has been completed and the cost of the accession is within the limits of the recognized provision.

The procedure of the accession is in progress.

14. Provisions

	30.9.2007	31.12.2006
Insurance reserves	41,549	38,885
Other provisions	42,427	26,378
Total	**83,976**	**65,263**

a) Insurance provisions

	30.9.2007	31.12.2006
Non-life insurance		
Unearned premiums	4,540	4,942
Outstanding claim reserves	6,519	5,882
Total	**11,059**	**10,824**
Life insurance		
Mathematical reserves	6,941	6,792
Outstanding claim reserves	1,272	1,128
Total	**8,213**	**7,920**
Reserves for investments held on behalf and at risk of life insurance policy holders	**22,277**	**20,141**
Grand Total	**41,549**	**38,885**

b) Other provisions

Balance 1.1.2006	**11,039**
Changes for the period from 1.1. to 30.9.2006	
Allowance relating to discontinued operations	(48)
Provisions to cover credit risk relating to off-balance sheet items (note 2)	14,946
Other provisions	1,070
Provisions used during the period	(113)
Foreign exchange differences	(997)
Balance 30.9.2006	**25,897**
Changes for the period from 1.10. to 31.12.2006	
Decrease of provision for contingent liabilities	(1,358)
Provisions used during the period	(29)
Foreign exchange differences	1,868
Balance 31.12.2006	**26,378**
Changes for the period from 1.1. to 30.9.2007	
Provisions to cover credit risk relating to off-balance sheet items (note 2)	15,054
Other provisions	2,507
Provisions used during the period	(15)
Foreign exchange differences	(1,497)
Balance 30.9.2007	**42,427**

The amount of other provisions is included in «Other expenses» caption of the consolidated income statement.

Equity

15. Share capitial, Share premium, Retained earnings and Treasury shares

a) *Share capital and share premium*

On 25 September 2007, as a result of the exercise of 2,766,385 share options, the Bank's share capital increased by € 10,789, with the issuance of 2,766,385 new shares at nominal value of € 3.90 each. Since the exercise price for 1,642,680 share options was set at € 20.61 the share premium reserve was increased by € 27,449, which is the difference between the exercised price and the nomimal value of each share.

The share capital as at 30 September 2007 amounted to € 1,602,075 (31.12.2006: € 1,591,286) and the total number of ordinary shares was 410,788,387 (31.12.2006: 408,022,002). The share premium reserve amounted to € 155,410 (31.12.2006: € 127,961).

b) *Retained earnings*

On 17 April 2007 dividends for the year 2006, amounting to € 304,421 or € 0.75 per share were distributed.

c) *Treasury shares*

The Group purchased during the period from 1.1 to 30.9.2007, 7,744,589 treasury shares at a cost of € 182,891 or € 23.62 per share. On 1 August 2007 was successfully completed the placement of 3,505,992 treasury shares representing 0.86% of its issued share capital with a price of € 24.90 per share.

As at 30.9.2007 total treasury shares held are 5,050,396 with a cost of € 119,856.

The Ordinary General Shareholders' Meeting held on 3 April 2007 approved a treasury share purchase program for the period from April 2007 to April 2008, of 3% of the total paid-in share capital at a minimum price of € 3.90 i.e. the nominal value of the share and a maximum price of € 32.

Additional information

16. Contingent liabilities and commitments

a) *Legal issues*

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) *Tax issues*

The Bank and the companies, Alpha Astika Akinita A.E., Alpha Leasing A.E., Messana Holdings S.A., Ionian Hotel Enterprises A.E., ABC Factors A.E. and Tourist Resorts A.E. have been audited by the tax authorities for the years up to and including 2005. Tax audit is in progress at Alpha Finance A.X.E.P.E.Y. for fiscal years from 2003 up to and including 2005. The remaining companies of the Group have been audited by the tax authorities for the years up to and including the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited tax years.

c) *Operating leases*

The Group's minimum future lease payments are as follows:

	30.9.2007	31.12.2006
- less than one year	73,344	32,792
- between one and five years	95,927	91,419
- more than five years	82,040	72,612
Total	**251,311**	**196,823**

The minimum future lease revenues are as follows:

	30.9.2007	31.12.2006
- less than one year	5,957	8,377
- between one and five years	22,130	32,720
- more than five years	8,264	16,077
Total	**36,351**	**57,174**

d) *Off balance sheet liabilities*

	30.9.2007	31.12.2006
Letters of credit	137,604	260,170
Letters of guarantee	4,819,593	4,580,796
Approved loan agreements and credit limits	16,695,057	14,408,504
Total	**21,652,254**	**19,249,470**

e) *Assets pledged*

	30.9.2007	31.12.2006
Investment securities	505,000	585,000
Total	**505,000**	**585,000**

From the investment securities portfolio € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as a margin account insurance.

The remaining securities portfolio is pledged as collateral to Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET).

17. Group consolidated companies

The consolidated financial statements apart from the parent company Alpha Bank include the following entities:

a. SUBSIDIARIES

Name	Country of Incorporation	Group's ownership interest %	
		30.9.2007	31.12.2006
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Cyprus Ltd (ex Alpha Bank Ltd)	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	99.91
4. Alpha Bank AD Skopje	FYROM	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Alpha Bank Srbija A.D.	Serbia	99.99	99.99
Leasing companies			
1. Alpha Leasing A.E.	Greece	100.00	99.67
2. Alpha Leasing Romania S.A.	Romania	99.99	99.93
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance C.I. Ltd	Jersey	100.00	100.00
Investment Banking			
1. Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	U.S.A.	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.98
4. Alpha Ventures A.E.	Greece	100.00	100.00
5. AEF European Capital Investments B.V.	The Netherlands	100.00	100.00
6. Ionian Investments A.E.	Greece	100.00	-
Asset Management			
1. Alpha Asset Management A.E.Δ.Α.Κ.	Greece	100.00	100.00
2. Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00	100.00
3. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance A.E.	Greece	-	99.57
2. Alpha Insurance Agents A.E.	Greece	100.00	100.00
3. Alpha Insurance Ltd Cyprus	Cyprus	100.00	100.00
4. Alpha Insurance Brokers S.R.L.	Romania	99.91	99.91
Real estate and hotel			
1. Alpha Astika Akinita A.E.	Greece	81.00	67.30
2. Ionian Hotel Enterprises A.E.	Greece	94.14	93.25
3. Oceanos A.T.O.E.E.	Greece	100.00	100.00
4. Alpha Real Estate D.O.O. Beograd	Serbia	81.00	67.30
5. Alpha Astika Akinita D.O.O.E.L Skopje	FYROM	81.00	67.30
6. Tourist Resorts A.E.	Greece	94.14	93.25
7. Alpha Immovables Bulgaria E.O.O.D.	Bulgaria	81.00	-
Special purpose and holding entities			
1. Alpha Credit Group Plc	United Kingdom	100.00	100.00
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Alpha Group Investments Ltd	Cyprus	100.00	100.00
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Messana Holdings S.A.	Luxembourg	100.00	100.00
6. Ionian Equity Participations Ltd	Cyprus	100.00	-
Other companies			
1. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
2. Alpha Trustees Ltd	Cyprus	100.00	100.00
3. Flagbright Ltd	United Kingdom	100.00	100.00
4. Alpha Advisory Romania S.R.L.	Romania	99.98	99.98
5. Evremathea A.E.	Greece	100.00	100.00
6. Kafe Alpha A.E.	Greece	100.00	100.00
7. Ionian Supporting Services A.E.	Greece	100.00	-

b. JOINT VENTURES

1. Cardlink A.E.	Greece	50.00	50.00
2. APE Fixed Assets A.E.	Greece	60.10	60.10
3. APE Commercial Property A.E.	Greece	60.10	60.10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Turkey	50.00	-

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportionate method.

The Group hedges the foreign exchange risk arising from the net investment in Alpha Bank London Ltd, Alpha Bank Cyprus Ltd and Alpha Bank Romania S.A. through the use of the FX swaps and interbank deposits in the functional currency of the above subsidiaries

18. Segment reporting

Millions of Euro

	1.1 - 30.9.2007						
	Business segments						
	Group	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	1,168.2	725.1	225.8	12.9	31.0	162.5	10.9
Commission	341.3	122.0	71.0	65.4	34.3	50.2	(1.6)
Other income	121.9	15.1	4.0	8.3	18.4	29.3	46.8
Total income	**1,631.4**	**862.2**	**300.8**	**86.6**	**83.7**	**242.0**	**56.1**
Total expenses	**(740.0)**	**(405.3)**	**(82.8)**	**(44.0)**	**(26.9)**	**(141.0)**	**(40.0)**
Impairment	(157.7)	(77.9)	(61.0)	-	-	(18.2)	(0.6)
Profit before income tax	**733.7**	**379.0**	**157.0**	**42.6**	**56.8**	**82.8**	**15.5**
Income tax	(143.4)						
Profit from discontinued operations	80.4						
Profit after income tax	**670.7**						

	1.1 - 30.9.2006						
	Business segments						
	Group	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	1,055.5	665.8	208.4	11.8	40.6	124.8	4.1
Commission	294.1	103.0	60.9	61.4	34.8	38.2	(4.2)
Other income	89.3	8.4	2.5	1.4	15.7	16.4	44.9
Total income	**1,438.9**	**777.2**	**271.8**	**74.6**	**91.1**	**179.4**	**44.8**
Total expenses	**(647.4)**	**(366.3)**	**(73.0)**	**(38.5)**	**(30.3)**	**(107.1)**	**(32.2)**
Impairment	(188.0)	(126.8)	(43.9)	(0.2)	-	(17.1)	-
Profit before income tax	**603.5**	**284.1**	**154.9**	**35.9**	**60.8**	**55.2**	**12.6**
Income tax	(129.7)						
Profit from discontinued operations	1.3						
Profit after income tax	**475.1**						

i. Retail Banking

Includes all individuals (retail banking customers) of the Group, professionals, small companies.

The Group, through its extensive branch network, offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees), debit and credit cards to the above customers.

ii. Corporate Banking

Includes all medium-sized and large companies, corporations with multinational activities, corporations managed by the Corporate Banking and Shipping divisions. The Group offers working capital facilities, corporate loans, and letters of guarantees.

This sector also includes leasing and factoring products which are offered by Alpha Leasing A.E. and ABC Factors A.E., respectively.

iii. Asset Management / Insurance

Consists of a wide range of asset management services through Group's private banking units and through its subsidiary Alpha Asset Management A.E.D.A.K.

In addition, it includes the commissions of Alpha Insurance Agents A.E. from a wide range of insurance products, offered to individuals and companies.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets and also investment banking facilities, offered either by the Bank or through specialized subsidiaries (Alpha Finance A.X.E.P.E.Y., Alpha Ventures A.E.). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, interbank placements – Loans etc).

v. South Eastern Europe

Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other

This segment consists of the non-financial subsidiaries and Bank's administration section.

19. Capital adequacy

The capital adequacy ratio is determined by comparing the Group's regulatory own funds with the risks that the Group undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interests), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included on the calculation as regulatory own-funds. The cost of these securities is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

(Millions of Euro)

	30.9.2007	**31.12.2006**
Risk-weighted assets from credit risk	37,168	32,603
Risk-weighted assets from market risk	623	865
Total risk-weighted assets	37,791	33,468
Upper tier I capital	2,946	2,701
Tier I capital	3,707	3,413
Total Tier I + Tier II capital	4,829	4,315
Upper Tier I ratio	7.8%	8.1%
Tier I ratio	9.8%	10.2%
Capital adequacy ratio (Tier I + Tier II)	**12.8%**	**12.9%**

20. Related-party transactions

The Bank and the Group companies enter into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length terms and are approved by the Group's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	30.9.2007	31.12.2006
Loans	38,480	3,100
Deposits	39,227	31,067
Debt securities in issue	8,504	15,688
Letters of guarantee	59	165

	From 1 January to	
	30.9.2007	30.9.2006
Interest income	167	39
Interest expense	1,158	872

b. The outstanding balances with associates and the related results of these transactions are as follows:

	30.9.2007	31.12.2006
Assets		
Loans and advances to customers	283	611
Liabilities		
Amounts due to customers	4	5

	From 1 January to	
	30.9.2007	30.9.2006
Income		
Interest and similar income	25	72
Fee and commission income	-	24
Other income	-	334
Total	**25**	**430**
Expenses		
Interest and similar charges	-	5
General administrative expenses	-	509
Other expenses	2,443	-
Total	**2,443**	**514**

c. The Board of Directors and Executive General Managers fees recorded in the income statement for the nine month period ended 30 September 2007 amounted to € 10,683 (30.9.2006: € 7,527).

21. Acquisitions, disposals of subsidiaries, associates and other corporate events

a. On 5 March 2007, the Bank filed a tender offer for the acquisition of the remaining shares of its subsidiary Alpha Leasing A.E., which the Capital Market Committee approved on 8.3.2007. During April 2007, the Bank acquired 95,773 shares representing 0.24% of the paid in share capital and voting rights of the Company. Consequently, the number of Alpha Leasing A.E. shares and voting rights held by Alpha Bank amounts to 39,585,000, or 100%. At the same time, the Capital Market Committee approved on 17.5.2007 the delisting of Alpha Leasing A.E. shares from the Athens Stock Exchange following the Company's application.

b. On 13 March 2007, the process of the separation and transfer of the Rhodes Hotel sector, from Bank's subsidiary Ionian Hotel Enterprises A.E. to Tourist Resorts A.E. was completed.

c. On 21 March 2007, the restaurant buffet sector of the subsidiary Tourist Resorts A.E. was transferred to the subsidiary Kafe Alpha A.E.

d. On 23 March 2007, the transaction for the sale of Alpha Insurance A.E. a subsidiary of Alpha Group Investments Ltd to the french AXA, an insurance company which is the leader of European insurance companies, was completed for € 255 million. At the same time, Alpha Bank and AXA have signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

e. On 29 March 2007, Alpha Immovables Bulgaria E.O.O.D was founded in Sofia with initial capital € 306 by the Bank's subsidiary Alpha Astika Akinita A.E. The Company's main purpose is to provide real estate services.

f. On 30 April 2007, the Bank acquired 50% of Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, a new founded company in Istanbul, participating together with Anadolu Group. The Company would operate as a vehicle for investments in Turkey.

   Due to the non-approval by the Turkish regulatory authorities of the application to acquire a holding in companies Alternatifbank and Alternatiflease, Alpha Bank and the Anadolu Group have terminated, on a consensual basis, their business agreement for lack, at present, of a subject matter.

g. On 14 June 2007, Ionian Supporting Services A.E. and Ionian Investments A.E. were established in Athens, of which the Group has 100% interest in both entities. The primary activity of Ionian Supporting Services A.E. is to provide support services to the Bank and the group entities, whereas Ionian Investments A.E. is involved in the acquisition and sale of securities. The share capital of each company amounts to € 60.

h. On 19 June 2007, the Bank acquired 100% of the shares of the Cypriot company Ionian Equity Participations Ltd. The Company is at present dormant and its share capital amounts to CYP 1,000.

i. On 19 June 2007, the Bank acquired 9,034,808 ordinary shares at a price of € 0.60 each by participating to AEGEK A.E., a listed constructions company, share capital increase.

j. On 29 June 2007, the transfer of 100% shares of Alpha Private Investment Services A.E.P.E.Y. from the subsidiary Alpha Bank London Ltd to the Bank was completed.

k. On 18 July 2007, the Bank sold its participation to Unisystems A.E. (ownership interest 9.67%).

l. On 18 September 2007, the Bank participated in ALC Novelle Investments Ltd share capital increase proportionally by € 20.

m. On 28 September 2007, the Bank participated in A.P.E. Commercial Property A.E., share capital increase proportionally by € 541.

22. Restatement of comparatives

a) Presented below is the restatement of the Interim consolidated income statement and the Interim consolidated cash flow of 30.9.2006 due to the adoption of IFRS 5 and the presentation of discontinued operation arising from the sale agreement of Alpha Insurance A.E. on 23.11.2006. The sale was completed on 23.3.2007.

Consolidated income statement

	1.1. - 30.9.2006		
	Published amounts	**Discontinued operations**	**Continuing operations**
Interest and similar income	1,924,686	3,836	1,920,850
Interest expense and similar charges	(865,379)	-	(865,379)
Net interest income	1,059,307	3,836	1,055,471
Fee and commission income	315,532	1,459	314,073
Commission expense	(19,911)	-	(19,911)
Net fee and commission income	295,621	1,459	294,162
Dividend income	2,676	-	2,676
Gains less losses on financial transactions	40,225	1,823	38,402
Other income	68,938	20,716	48,222
	111,839	22,539	89,300
Total income	**1,466,767**	**27,834**	**1,438,933**
Staff costs	(361,937)	(11,219)	(350,718)
General administrative expenses	(258,147)	(8,599)	(249,548)
Depreciation and amortization expenses	(47,291)	(1,348)	(45,943)
Other expenses	(1,225)	-	(1,225)
Total expenses	**(668,600)**	**(21,166)**	**(647,434)**
Impairment losses and provisions to cover credit risk	(188,885)	(900)	(187,985)
Share of profit (loss) of associates	(35)	-	(35)
Profit before income tax	**609,247**	**5,768**	**603,479**
Income tax	(134,180)	(4,492)	(129,688)
Net profit after income tax	**475,067**	**1,276**	**473,791**
Attributable to:			
Equity holders of the Bank	**473,377**	**1,252**	**472,125**
Minority interests	1,690	24	1,666
Earnings per share			
Basic (€ per share)	1.20		1.20
Diluted (€ per share)	1.20		1.20

Consolidated cash flow statement

	1.1. - 30.9.2006		
	Published amounts	**Discontinued operations**	**Continuing operations**
Net cash flow from operating activities	(1,027,608)	(3,218)	(1,024,390)
Net cash flow from investing activities	(553,879)	2,514	(556,393)
Net cash flow from financing activities	(481,040)	-	(481,040)
Net increase/ (decrease) in cash and cash equivalents	(2,062,527)	(704)	(2,061,823)
Effect of exchange rate fluctuations on cash and cash equivalents	15,084	-	15,084
Total cash flows for the period	**(2,047,443)**	**(704)**	**(2,046,739)**
Cash and cash equivalents at the beginning of the period	**5,665,814**		
Cash and cash equivalents at the end of the period	**3,618,371**		

b) Debt securities in issue held by the Bank's customers have been reclassified to «Due to customers». Consequently, the balance of the respective accounts has been restated with the following amounts in the comparatives periods.

Liabilities	**30.06.2007**	**31.03.2007**	**31.12.2006**
Due to customers (including debt securities in issue)	6,633,690	7,330,559	7,440,786
Debt securities in issue held by institutional investors and other borrowed funds	(6,633,690)	(7,330,559)	(7,440,786)

23. Events after the balance sheet date

On 9 October 2007 the tax audit of subsidiary Tourist Resorts A.E. for the fiscal years from 2003 up to and including 2005 was completed. During the same month it's share capital increased by € 1.5 million.

Athens, 30 October 2007

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS
I.D. No. X 661480	I.D. No. I 166670	I.D. No. N 308546	I.D. No. AB 522299

ALPHA BANK

INTERIM FINANCIAL STATEMENTS AS AT 30.9.2007

(In accordance with the International Accounting Standard 34)

ATHENS

OCTOBER 30, 2007

TABLE OF CONTENTS

INTERIM FINANCIAL STATEMENTS AS AT 30.9.2007

Interim income statement

(Thousands of Euro)

	Note	From 1 January to		From 1 July to	
		30.9.2007	30.9.2006	30.9.2007	30.9.2006
Interest and similar income		2,232,173	1,735,732	794,875	626,084
Interest expense and similar charges		(1,332,826)	(883,258)	(476,619)	(335,936)
Net interest income		899,347	852,474	318,256	290,148
Fee and commission income		261,088	227,451	93,425	83,005
Commission expense		(20,294)	(16,123)	(8,838)	(7,227)
Net fee and commission income		240,794	211,328	84,587	75,778
Dividend income		34,004	37,685	1	-
Gains less losses on financial transactions		(65,300)	26,216	20,063	573
Other income		25,784	10,418	12,024	3,835
		(5,512)	74,319	32,088	4,408
Total Income		**1,134,629**	**1,138,121**	**434,931**	**370,334**
Staff costs		(288,624)	(271,414)	(95,748)	(89,394)
General administrative expenses		(241,221)	(197,354)	(89,428)	(65,714)
Depreciation and amortization expenses	7,8,9	(37,046)	(29,617)	(13,444)	(9,930)
Other expenses		(1,858)	(1,163)	(715)	(402)
Total expenses		**(568,749)**	**(499,548)**	**(199,335)**	**(165,440)**
Impairment losses and provisions to cover credit risk	2	(136,639)	(165,390)	(48,067)	(49,736)
Profit before income tax		**429,241**	**473,183**	**187,529**	**155,158**
Income tax	3	(101,605)	(104,032)	(47,186)	(36,055)
Profit after income tax		**327,636**	**369,151**	**140,343**	**119,103**
Earnings per share:	4				
Basic (€ per share)		0.81	0.94	0.35	0.31
Diluted (€ per share)		0.80	0.94	0.34	0.30

The attached notes (pages 6-26) form an integral part of these interim financial statements.

Interim balance sheet

	Note	30.9.2007	31.12.2006
		(Thousands of Euro)	
ASSETS			
Cash and balances with Central Banks		1,274,454	1,477,675
Due from banks		7,266,316	6,184,088
Securities held for trading		159,010	346,207
Derivative financial assets		359,331	254,566
Loans and advances to customers	5	33,117,223	28,237,691
Investment securities			
-Available for sale	6	4,327,205	7,462,388
Investments in subsidiaries, associates and joint ventures	19	1,612,506	1,593,550
Investment property	7	42,389	42,006
Property, plant and equipment	8	596,299	544,636
Goodwill and other intangible assets	9	49,928	42,104
Deferred tax assets		156,766	261,363
Other assets		226,654	229,825
		49,188,081	46,676,099
Non-current assets held for sale	10	53,537	92,513
Total Assets		**49,241,618**	**46,768,612**
LIABILITIES			
Due to banks		4,476,589	7,222,117
Derivative financial liabilities		359,615	226,223
Due to customers		21,277,491	20,372,543
Debt securities in issue and other borrowed funds	11	19,118,446	15,148,320
Liabilities for current income tax and other taxes		82,403	110,102
Deferred tax liabilities		70,491	137,901
Employee defined benefit obligations	12	512,081	513,311
Other liabilities		804,749	584,358
Provisions	13	34,569	17,901
Total Liabilities		**46,736,434**	**44,332,776**
EQUITY			
Share Capital	14	1,602,075	1,591,286
Share premium	14	155,410	127,961
Reserves		364,681	207,853
Retained earnings	14	502,685	523,201
Treasury shares	14	(119,667)	(14,465)
Total Equity		**2,505,184**	**2,435,836**
Total Liabilities and Equity		**49,241,618**	**46,768,612**

The attached notes (pages 6-26) form an integral part of these interim financial statements.

Interim statement of changes in equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained Earnings	Treasury shares	Total
Balance 1.1.2006	**1,456,018**	**125,685**	**220,423**	**337,439**	**(188,128)**	**1,951,437**
Changes in equity for the period 1.1-30.9.2006						
Net change in fair value of available-for-sale securities			(27,155)			(27,155)
Net change in fair value of available-for-sale securities transferred to income statement from sales			(22,666)			(22,666)
Net income recognized directly in equity			(49,821)			(49,821)
Profit for the period, after income tax				369,151		369,151
Total			**(49,821)**	**369,151**		**319,330**
Purchase of treasury shares					(150,280)	(150,280)
Dividends distributed				(237,556)		(237,556)
Share capital increase from capitalization of reserve and change of nominal value of each share to € 3.90	133,954			(133,954)		-
Appropriation to reserves			37,780	(37,780)		-
Recognition of share options granted to employees			3,819			3,819
Other				204		204
Balance 30.9.2006	**1,589,972**	**125,685**	**212,201**	**297,504**	**(338,408)**	**1,886,954**
Balance 1.10.2006	**1,589,972**	**125,685**	**212,201**	**297,504**	**(338,408)**	**1,886,954**
Changes in equity for the period 1.10-31.12.2006						
Net change in fair value of available-for-sale securities			(21,273)			(21,273)
Net change in fair value of available-for-sale securities transferred to income statement from sales			17,862			17,862
Exchange differences on translating foreign operations				(46)		(46)
Net income recognized directly in equity			(3,411)	(46)		(3,457)
Profit for the period, after income tax				133,142		133,142
Total			(3,411)	133,096		129,685
Purchase of treasury shares					(59,450)	(59,450)
Sale of treasury shares				92,604	383,393	475,997
Issue of new shares due to share options exercise	1,314					1,314
Share premium from exercised share options		2,276	(2,276)			-
Recognition of share options granted to employees			1,339			1,339
Other				(3)		(3)
Balance 31.12.2006	**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**

The attached notes (pages 6-26) form an integral part of these interim financial statements.

	Share capital	Share premium	Reserves	Retained Earnings	Treasury shares	Total
					(Thousands of Euro)	
Balance 1.1.2007	**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**
Changes in equity for the period 1.1-30.9.2007						
Net change in fair value of available-for-sale securities			(35,995)			(35,995)
Net change in fair value of available-for-sale securities transferred to income statement from sales			131,962			131,962
Exchange differences on translating foreign operations				76		76
Net income recognized directly in equity			95,967	76		96,043
Profit for the period, after income tax				327,636		327,636
Total			95,967	327,712		423,679
Purchase of treasury shares (note 14)					(182,891)	(182,891)
Sale of treasury shares (note 14)				9,602	77,689	87,291
Issue of new shares due to share options exercise (note 14)	10,789	27,449				38,238
Dividends distributed (note 14)				(304,421)		(304,421)
Appropriation to reserves			53,400	(53,400)		-
Recognition of share options granted to employees			7,461			7,461
Other				(9)		(9)
Balance 30.9.2007	**1,602,075**	**155,410**	**364,681**	**502,685**	**(119,667)**	**2,505,184**

The attached notes (pages 6-26) form an integral part of these interim financial statements.

Interim cash flow statement

	Note	(Thousands of Euro) From 1 January to 30.9.2007	30.9.2006
Cash flows from operating activities			
Profit before income tax		429,241	473,183
Adjustments for:			
Depreciation of property, plant and equipment	7,8	24,080	19,670
Amortization of intangible assets	9	12,966	9,947
Impairment losses from loans and provisions		147,105	167,829
Other adjustments		7,461	3,819
(Gains)/losses from investing activities		76,057	(70,192)
(Gains)/losses from financing activities		81,315	71,824
		778,225	676,080
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(1,477,084)	(444,535)
Securities held for trading and derivative financial assets		82,432	(166,221)
Loans and advances to customers		(5,009,462)	(3,469,166)
Other assets		3,181	(63,053)
Net increase/(decrease) in liabilities relating to operating activities:			
Due to banks		(2,745,528)	(1,214,102)
Derivative financial liabilities		133,392	28,947
Due to customers		4,535,671	4,178,140
Other liabilities		198,227	198,133
Net cash flows from operating activities before taxes		(3,500,946)	(275,777)
Income taxes paid and other taxes		(86,675)	(81,437)
Net cash flows from operating activities		**(3,587,621)**	**(357,214)**
Cash flows from investing activities			
Acquisitions of subsidiaries, associates and joint ventures		(22,377)	(10,808)
Proceeds from sale of investments in subsidiaries, associates and joint ventures		1,117	7,914
Dividends received		33,994	37,685
Purchases of property, plant and equipment	7,8,9,10	(65,961)	(53,312)
Disposal of property, plant and equipment		23,037	5,654
Net (increase)/decrease in investment securities		3,106,093	(480,148)
Merger of Belgrade branch with Alpha Bank Srbija A.D.		-	(48,125)
Net cash flows from investing activities		**3,075,903**	**(541,140)**
Cash flows from financing activities			
Equity increase from share options exercise	14	38,238	-
(Purchases)/Sales of treasury shares		(80,935)	(144,700)
Dividends paid		(302,259)	(234,707)
Proceeds from the issue of debt securities and other borrowed funds	11	677,038	-
Repayment of debt securities and other borrowed funds		(419,084)	(79,430)
Net cash flows from financing activities		**(87,002)**	**(458,837)**
Effect of exchange rate fluctuations on cash and cash equivalents		643	845
Net increase/(decrease) in cash and cash equivalents		**(598,077)**	**(1,356,346)**
Cash and cash equivalents at the beginning of the period		**4,608,407**	**5,083,955**
Cash and cash equivalents at the end of the period		**4,010,330**	**3,727,609**

The attached notes (pages 6-26) form an integral part of these interim financial statements.

Notes to the financial statements

General information

At present, the Bank operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the Shareholders in a General Meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, elected by the Shareholders' General Meeting on April 19, 2005, ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 February 2007 (resignation of the non-executive member Mr. Takis Athanasopoulos, who was replaced by Mr. Evangelos Kaloussis) as at 30 September 2007 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)
Minas G. Tanes ***

EXECUTIVE MEMBERS
MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
George E. Agouridis *
Sophia G. Eleftheroudaki
Paul G. Karakostas *
Nicholaos I. Manessis**

NON EXECUTIVE INDEPENDENT MEMBERS
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Kaloussis */*** (On 3 April 2007 he was elected from non-executive member to a non-executive independent member by the Shareholders' Meeting)

Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi-annual and annual financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou Garyfalia B. Spyriouni
Substitute Auditors:	Charalambos G. Sirounis Nikolaos Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors A.E.

The Bank's shares are listed on the Athens Stock Exchange since 1925. As at 30 September 2007, Alpha Bank was ranked 4th among all listed companies, in terms of market capitalization. Since February 2004 the Bank's share has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek listing, the shares of the Bank are listed on the London Stock Exchange in the form of international certificates (GDRs) and are traded over the counter in New York (ADRs).

As at 30 September 2007, the Bank has issued 410,788,387 shares.

The Bank's continuous growth and consistent dividend policy has attracted local and foreign investors. This has resulted in an increase in the shares' liquidity which for the nine month period of 2007 amounted to an average of 1,322,205 shares per day.

The credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

These financial statements have been approved by the Board of Directors on 30 October 2007.

Accounting policies applied

1. Basis of presentation

The Bank has prepared the condensed interim financial statements as at 30 September 2007 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies applied by the Bank, in the condensed interim financial statements as at 30 September 2007, are consistent with those stated in the published financial statements for the year ended 31 December 2006, after taking into account new standards and interpretations issued by the International Accounting Standards Board (IASB), adopted by the European Union and they are effective for annual periods beginning on or after 1.1.2007:

- *International Financial Reporting Standard (IFRS) 7 «Financial Instruments: Disclosures»*
- *Amendment to International Accounting Standard (IAS) 1 «Presentation of Financial Statements – Capital Disclosure» (Regulation 108/2006)*

IFRS 7 and the amendment to IAS 1 result in changes relating to the disclosure requirements of financial instruments, which will be presented in the annual financial statements.

- *Interpretation 7 «Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (Regulation 708/2006)*

The adoption of this interpretation had no effect on the Bank's financial statements as the Bank has no operations in hyperinflationary economies.

- *Interpretations 8 and 9 «Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/2006)*

The adoption of these interpretations had no impact on the Bank's financial statements.

- *Interpretation 10 «Interim Financial Reporting and Impairment» (Regulation 610/2007)*

With the adoption of this interpretation an entity cannot reverse an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of this interpretation did not have an impact on Bank's financial statements.

Apart from the above standards and interpretations, the European Union on 1 June 2007 adopted, through regulation 611/2007, Interpretation 11 «IFRS 2 – Group and Treasury Share Transactions», which is effective for annual periods beginning on or after 1.3.2007. The adoption of this interpretation is not expected to have a substantial impact on Bank's financial statements.

In addition, the International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union.

- *International Financial Reporting Standard (IFRS) 8 «Operating segments» Effective for annual periods beginning on or after 1.1.2009*

This standard replaces IAS 14 «Segment reporting». Its adoption by the European Union and by the Bank is expected to affect the way that the Bank's disclosures relating to operating segments are presented.

- *Amendment of International Accounting Standard (IAS) 23 «Borrowing costs »*
  Effective for annual periods beginning on or after 1.1.2009

  On 29 March 2007, the Board issued the revised IAS 23, which removed the option of immediately recognizing as an expense all borrowing costs that relate to assets that have a substantial period of time to get ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

  The adoption of this standard is not expected to have a substantial impact on the Bank's financial statements.

- *Amendment of International Accounting Standard (IAS) 1 «Presentation of financial statements»*
  Effective for annual periods beginning on or after 1.1.2009

  On 6 September 2007, the Board published the revised version of IAS 1 in which is required to aggregate information in the financial statements on the basis of shared characteristics and introduces the statement of comprehensive income. The comprehensive income statement includes profit or loss for the period and all non owner changes in equity, which may be presented either as a subtotal of the statement of comprehensive income or in a separate statement.

  The adoption of this Standard by the European Union and the Bank will affect the presentation of financial statements.

- Interpretation 12 *«Service concession arrangements»*
  Effective for annual periods beginning on or after 1.1.2008

- Interpretation 13 *«Customer loyalty programmes»*
  Effective for annual periods beginning on or after 1.7.2008

- Interpretation 14 *«IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction»*
  Effective for annual periods beginning on or after 1.1.2008

The Bank is examining whether there will be an impact from the adoption of the above Interpretations in the financial statements.

The adoption by the European Union, by 31 December 2007, of new standards and interpretations or amendments possibly issued during the current year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption will be effective for periods beginning on or after 1 January 2007, may retrospectively affect the period that these interim financial statements present.

Income statement

2. Impairment losses and provisions to cover credit risk

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Impairment losses on loans and advances to customers	130,193	151,575	23,056	49,843
Provisions to cover credit risk from off-balance sheet items	15,054	14,946	30,000	-
Recoveries	(8,608)	(1,131)	(4,989)	(107)
Total	136,639	165,390	48,067	49,736

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 29% for 2006 and 25% for 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, as amended by Law 3259/2004, the tax rate for entities that have concluded mergers by 31.12.2005 is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2006 profit of the Bank was taxed at the rate of 24% due to the merger with the listed company Delta Singular A.E.P., completed on 8.4.2005. The Bank was not related with Delta Singular A.E.P. before 1.1.1997.

It should be noted that, as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

Income tax is analyzed as follows:

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Current	64,376	83,806	31,231	26,722
Deferred	37,229	20,226	15,955	9,333
Total	101,605	104,032	47,186	36,055

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Depreciation and write-offs of fixed assets	5,245	6,883	1,439	2,332
Loans and advances to customers	21,842	5,607	13,149	15,599
Employee defined benefit obligations	419	369	135	131
Valuation of derivatives	(6,036)	8,232	(1,595)	(1,448)
Financial Instruments effective interest rate	2,807	811	2,485	391
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	10,096	(1,568)	(455)	(8,444)
Other temporary differences	2,856	(108)	797	772
Total	37,229	20,226	15,955	9,333

Reconciliation of effective and current tax rate is presented below:

	From 1 January to				From 1 July to			
	30.9.2007		30.9.2006		30.9.2007		30.9.2006	
	%		%		%		%	
Profit before income tax		**429,241**		**473,183**		**187,529**		**155,158**
Income tax	25	107,310	24	113,564	25	46,882	24	37,238
Increase/(decrease) due to:								
Additional tax on rental income from fixed assets	0.02	103	0.03	161	0.04	66	0.03	54
Non taxable income	(3.60)	(15,454)	(3.75)	(17,730)	(2.43)	(4,566)	(1.17)	(1,821)
Non deductible expenses	1.22	5,213	0.27	1,281	2.05	3,860	0.30	455
Part of profit relating to non taxable income	(0.84)	(3,587)	(0.92)	(4,350)	(1.68)	(3,150)	(0.88)	(1,364)
Part of profit relating to distributable income	0.61	2,620	0.69	3,247	1.22	2,294	0.72	1,120
Effect of tax rates used for the calculation of current and deferred tax			0.17	809			0.24	373
Other temporary differences	1.26	5,400	1.49	7,050	0.96	1,800		
Income tax	**23.67**	**101,605**	**21.99**	**104,032**	**25.16**	**47,186**	**23.24**	**36,055**

4. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the same period.

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Profit attributable to shareholders	327,636	369,151	140,343	119,103
Weighted average number of outstanding ordinary shares	406,286,618	393,326,333	406,134,565	389,554,901
Basic earnings per share (in €)	0.81	0.94	0.35	0.31

b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Bank's shares for the period) based on the monetary value of the subscription rights attached to outstanding share options.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 July to	
	30.9.2007	30.9.2006	30.9.2007	30.9.2006
Profit attributable to shareholders	327,636	369,151	140,343	119,103
Weighted average number of outstanding ordinary shares	406,286,618	393,326,333	406,134,565	389,554,901
Adjustment for share options	967,881	983,702	1,050,275	1,010,221
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,254,499	394,310,035	407,184,840	390,565,122
Diluted earnings per share (in €)	0.80	0.94	0.34	0.30

Assets

5. Loans and advances to customers

	30.9.2007	31.12.2006
Individuals:		
- Mortgages	9,269,086	8,176,640
- Consumer	2,755,348	2,169,009
- Credit cards	994,410	905,689
- Other	103,317	130,605
Total	13,122,161	11,381,943
Companies:		
- Corporate loans	20,485,201	17,443,652
Other receivables	191,142	151,423
	33,798,504	28,977,018
Less:		
Allowance for Impairment losses*	(681,281)	(739,327)
Total	**33,117,223**	**28,237,691**

* In addition to the allowance for impairment losses, an additional provision of € 30,000 (31.12.2006: € 14,946) is recorded to cover credit risk relating to off-balance sheet items (note 2). The total provision recorded to cover credit risk amounts to € 711,281 (31.12.2006: € 754,273).

Allowance for Impairment losses	
Balance 1.1.2006	**822,977**
Changes for the period 1.1 - 30.9.2006	
Foreign exchange differences	(91)
Impairment losses for the period (note 2)	151,575
Unwinding of the discount	52,533
Decrease due to merger of Belgrade Branch with Alpha Bank Srbija A.D.	(3,180)
Loans written-off during the period	(94,277)
Balance 30.9.2006	**929,537**
Changes for the period 1.10 - 31.12.2006	
Foreign exchange differences	(87)
Impairment losses for the period	57,596
Unwinding of the discount	19,117
Loans written-off during the period	(266,836)
Balance 31.12.2006	**739,327**
Changes for the period 1.1 - 30.9.2007	
Foreign exchange differences	(263)
Impairment losses for the period (note 2)	130,193
Unwinding of the discount	36,332
Loans written-off during the period	(224,308)
Balance 30.9.2007	**681,281**

6. Investment securities

Available-for-sale	30.9.2007		31.12.2006	
Government bonds		1,826,514		6,016,005
Other debt securities:		2,388,678		1,345,906
- Listed	*2,356,166*		*1,320,834*	
- Non-listed	*32,512*		*25,072*	
Shares:		80,270		57,349
- Listed	*63,666*		*46,286*	
- Non-listed	*16,604*		*11,063*	
Other variable yield securities		31,743		43,128
Total		4,327,205		7,462,388

7. Investment property

	Land and Building
Balance 1.1.2006	
Cost	49,618
Accumulated depreciation	(6,373)
Net book value 1.1.2006	43,245
1.1.2006-30.9.2006	
Net book value 1.1.2006	43,245
Additions	3
Depreciation charge for the period	(301)
Net book value 30.9.2006	42,947
Balance 30.9.2006	
Cost	49,621
Accumulated depreciation	(6,674)
1.10.2006-31.12.2006	
Net book value 1.10.2006	42,947
Additions	44
Disposals	(884)
a) Cost	(1,216)
b) Accumulated depreciation	332
Depreciation charge for the period	(101)
Net book value 31.12.2006	42,006
Balance 31.12.2006	
Cost	48,449
Accumulated depreciation	(6,443)
1.1.2007-30.9.2007	
Net book value 1.1.2007	42,006
Additions	684
Depreciation charge for the period	(301)
Net book value 30.9.2007	42,389
Balance 30.9.2007	
Cost	49,133
Accumulated depreciation	(6,744)

8. Property, plant and equipment

	Land and Buildings	Leased Equipment	Equipment	Total
Balance 1.1.2006				
Cost	647,739	1,210	246,692	895,641
Accumulated depreciation	(154,914)	(890)	(210,326)	(366,130)
Net book value 1.1.2006	492,825	320	36,366	529,511
1.1.2006 -30.9.2006				
Net book value 1.1.2006	492,825	320	36,366	529,511
Additions	14,260		20,497	34,757
Foreign exchange differences	(8)		(2)	(10)
a) Cost	(11)		(6)	(17)
b) Accumulated depreciation	3		4	7
Disposals (1)	(6,208)		(559)	(6,767)
a) Cost	(6,642)		(2,085)	(8,727)
b) Accumulated depreciation	434		1,526	1,960
Reclassification				
a) Cost		(68)	68	-
b) Accumulated depreciation		68	(68)	-
Depreciation charge for the period (2)	(9,301)	(90)	(9,910)	(19,301)
Net book value 30.9.2006	491;568	230	46,392	538,190
Balance 30.9.2006				
Cost	655,346	1,142	265,166	921,654
Accumulated depreciation	(163,778)	(912)	(218,774)	(383,464)
1.10.2006 -31.12.2006				
Net book value 1.10.2006	491,568	230	46,392	538,190
Additions	10,353		4,603	14,956
Foreign exchange differences	(13)		(3)	(16)
a) Cost	(19)		(11)	(30)
b) Accumulated depreciation	6		8	14
Disposals	(1,242)		(12)	(1,254)
a) Cost	(1,729)		(458)	(2,187)
b) Accumulated depreciation	487		446	933
Depreciation charge for the period	(3,333)	(30)	(3,877)	(7,240)
Net book value 31.12.2006	497,333	200	47,103	544,636
Balance 31.12.2006				
Cost	663,951	1,142	269,300	934,393
Accumulated depreciation	(166,618)	(942)	(222,197)	(389,757)

1.1.2007-30.9.2007				
Net book value 1.1.2007	497,333	200	47,103	544,636
Additions	21,767		15,824	37,591
Foreign exchange differences	15		4	19
a) Cost	23		15	38
b) Accumulated depreciation	(8)		(11)	(19)
Disposals	(4,529)		(44)	(4,573)
a) Cost	(7,408)		(1,272)	(8,680)
b) Accumulated depreciation	2,879		1,228	4,107
Reclassification from non-current assets held for sale (3)	42,405			42,405
a) Cost	43,298			43,298
b) Accumulated depreciation	(893)			(893)
Depreciation charge for the period	(11,065)	(90)	(12,624)	(23,779)
Net book value 30.9.2007	545,926	110	50,263	596,299
Balance 30.9.2007				
Cost	721,631	1,142	283,867	1,006,640
Accumulated depreciation	(175,705)	(1,032)	(233,604)	(410,341)

Notes:

(1) Disposals include an amount of € 6,134 relating to property, plant and equipment of the Belgrade Branch which merged in May 2006 with Bank's subsidiary Alpha Bank Srbija A.D.

(2) For the same reason mentioned above, depreciation charge for the period does not include depreciation for 1.1 – 31.5.2006 of the Belgrade Branch amounting to € 68.

(3) Property, plant and equipment amounting to € 42.4 million was reclassified from «Non-current assets held for sale» due to Bank's decision for own use. The depreciation for the respective period that the specific Property, plant and equipment was classified as «Non-current asset held for sale» amounts to € 2.2 million.

9. Goodwill and other intangible assets

Only software is included in this category

Balance 1.1.2006	
Cost	104,142
Accumulated amortization	(71,126)
Net book value 1.1.2006	33,016
1.1.2006-30.9.2006	
Net book value 1.1.2006	33,016
Additions	13,642
Foreign exchange differences	(2)
a) Cost	(2)
b) Accumulated amortization	-
Disposals	(49)
a) Cost	(63)
b) Accumulated amortization	14
Amortization charge for the period	(9,947)
Net book value 30.9.2006	36,660
Balance 30.9.2006	
Cost	117,719
Accumulated amortization	(81,059)

1.10.2006-31.12.2006	
Net book value 1.10.2006	36,660
Additions	9,004
Foreign exchange differences	(1)
a) Cost	(2)
b) Accumulated amortization	1
Disposals	(50)
a) Cost	(50)
b) Accumulated amortization	-
Amortization charge for the period	(3,509)
Net book value 31.12.2006	42,104
Balance 31.12.2006	
Cost	126,671
Accumulated amortization	(84,567)

1.1.2007-30.9.2007	
Net book value 1.1.2007	42,104
Additions	21,407
Foreign exchange differences	1
a) Cost	4
b) Accumulated amortization	(3)
Disposals	(618)
a) Cost	(618)
b) Accumulated amortization	-
Amortization charge for the period	(12,966)
Net book value 30.9.2007	49,928
Balance 30.9.2007	
Cost	147,464
Accumulated amortization	(97,536)

10. Non-current assets held for sale

Fixed assets

	Land and Buildings	Office equipment	Total
1.1.2006-30.9.2006			
Balance 1.1.2006	87,909	585	88,494
Additions	4,581	329	4,910
Disposals	(2,559)	(325)	(2,884)
Balance 30.9.2006	**89,931**	**589**	**90,520**
1.10.2006-31.12.2006			
Balance 1.10.2006	89,931	589	90,520
Additions	3,476	226	3,702
Disposals	(1,483)	(226)	(1,709)
Balance 31.12.2006	**91,924**	**589**	**92,513**
1.1.2007-30.9.2007			
Balance 1.1.2007	91,924	589	92,513
Additions	5,863	415	6,278
Disposals	(2,385)	(464)	(2,849)
Reclassification to «Property, plant and equipment»	(42,405)		(42,405)
Balance 30.9.2007	**52,997**	**540**	**53,537**

Non-current assets held for sale amounting to € 42.4 million have been reclassified to «Property, plant and equipment» due to Bank's decision to use these assets for administrative purposes.

Liabilities

11. Debt securities in issue and other borrowed funds

Senior debt securities	
Balance 1.1.2007	**13,165,944**
Changes for the period from 1.1 to 30.9.2007	
New issues (1)	6,803,280
Maturities/Redemptions	(3,165,778)
Fair value changes due to hedging	(41,371)
Change in accrued interest	44,469
Foreign exchange differences	(9,877)
Balance 30.9.2007	**16,796,667**
Subordinated debt	
Balance 1.1.2007	**1,061,008**
Changes for the period from 1.1 to 30.9.2007	
New issues (2)	677,038
Maturities/Redemptions (3)	(325,000)
Fair value changes due to hedging	989
Change in accrued interest	2,894
Foreign exchange differences	(7,710)
Balance 30.9.2007	**1,409,219**
Hybrid securities	
Balance 1.1.2007	**921,368**
Changes for the period from 1.1 to 30.9.2007	
Change in accrued interest	(8,808)
Balance 30.9.2007	**912,560**
Grand Total	**19,118,446**

(1) The majority of the new senior debt securities (€ 6,024 million) pay a Euribor floating rate, with a spread between -10 and +25 basis points, depending on the duration of issue.

(2) On 1 February 2007, a loan of € 350 million, which pays three month Euribor plus 40 basis points for the first 5 years was issued. If the Bank does not redeem the loan, the spread for the next five years increases to 170 basis points.

On 8 March 2007, a loan of € 200 million, which pays three month Euribor plus 35 basis points for the first 5 years was issued. If the Bank does not redeem the loan, the spread for the next 5 years increases to 165 basis points.

On 27 July 2007, a perpetual upper Tier II security of € 130 million nominal value, which pays three month Euribor plus 50 basis points for the first 5 years, was issued. If the Bank does not redeem the security, the spread for the next 5 years increases to 150 basis points.

(3) On 8 March 2007, five years after issuance, the Bank redeemed 10 year subordinated debt, amounting to € 300 million.

On 8 May 2007, five years after issuance, the Bank redeemed 10 year subordinated debt, amounting to € 25 million.

12. Employee defined benefit obligations

The management of the Bank on 21.11.2006 in accordance with Law 3371/2005, submitted an application for its employees to join the common bank employee pension fund (ETAT).

In accordance with the above law a special economic valuation has been completed, and the cost of the accession is within the limits of the recorded provision.

The procedure of the accession is in progress.

13. Provisions

Balance 1.1.2006	**1,628**
Changes for the period from 1.1 to 30.9.2006	
Provisions to cover credit risk relating to off-balance sheet items (note 2)	14,946
Other provisions	1,008
Provisions used during the period	(113)
Balance 30.9.2006	**17,469**
Changes for the period from 1.10 to 31.12.2006	
Other provisions	461
Provisions used during the period	(29)
Balance 31.12.2006	**17,901**
Changes for the period from 1.1 to 30.9.2007	
Provisions to cover credit risk relating to off-balance sheet items (note 2)	15,054
Other provisions	1,629
Provisions used during the period	(15)
Balance 30.9.2007	**34,569**

The amounts of other provisions are included in the income statement caption «Other expenses».

Equity

14. Share capital, Share premium, Retained earnings and Treasury shares

a) *Share capital and share premium*

On 25 September 2007, as a result of the exercise of 2,766,385 share options, the Bank's share capital increased by € 10,789, with the issuance of 2,766,385 new shares of nominal value of € 3.90 each. Since the exercise price for 1,642,680 share options was set at € 20.61 the share premium reserve was increased by € 27,449, which is the difference between the exercised price and nominal value of each share.

The share capital as at 30 September 2007 amounted to € 1,602,075 (31.12.2006: € 1,591,286) and the total number of ordinary shares was 410,788,387 (31.12.2006: 408,022,002). The share premium reserve amounted to € 155,410 (31.12.2006: € 127,961).

b) *Retained earnings*

On 17 April 2007, dividends for the year 2006 amounting to € 304,421 or € 0.75 per share were distributed.

c) *Treasury shares*

The Bank purchased, during the period from 1.1 to 30.9.2007, 7,744,589 treasury shares at a cost of € 182,891 or € 23.62 per share.

On 1 August 2007, the Bank successfully completed the placement of 3,505,992 treasury shares, representing 0.86% of its issued share capital, with a price of € 24.90 per share.

As at 30.9.2007 total treasury shares held by the Bank were 5,040,316 with a cost of € 119,667 or € 23.74 per share.

The Ordinary General Shareholders' Meeting held on 3 April 2007 approved a treasury share purchase program for the period from April 2007 to April 2008, of 3% of the total paid-in share capital at a minimum price of € 3.90 i.e. the nominal value of the share and a maximum price of € 32.

Additional information

15. Contingent liabilities and commitments

a) *Legal issues*

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) *Tax issues*

The Bank's books and records have been audited by the tax authorities up to and including the year ended 31 December 2005. Additional taxes and penalties may be imposed for the unaudited year ended 31 December 2006.

c) *Operating leases*

- The Bank as lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes. The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	30.9.2007	31.12.2006
- less than one year	24,622	22,601
- between one and five years	65,929	68,187
- more than five years	51,014	41,503
Total	**141,565**	**132,291**

The lease expenses for the nine month period of 2007 relating to rental of buildings amount to € 20,038 (2006: € 17,340) and are included in «General administrative expenses».

- The Bank as a lessor

The Bank's receivables from leases relate to buildings leased either to group companies or third parties. The minimum future revenues are:

	30.9.2007	31.12.2006
- less than one year	3,311	2,945
- between one and five years	8,651	8,988
- more than five years	4,238	4,805
Total	**16,200**	**16,738**

The lease revenues for the nine month period of 2007 amount to € 2,477 (2006: € 2,213) and are included in «Other income».

d) *Off balance sheet liabilities*

	30.9.2007	31.12.2006
Letters of guarantee	5,030,952	4,325,763
Letters of credit	100,740	223,582
Credit commitments	15,725,782	13,709,879
Guarantees relating to bonds issued by subsidiaries of the Bank	19,132,217	15,143,455
Total	**39,989,691**	**33,402,679**

e) Assets pledged

	30.9.2007	31.12.2006
Investment securities	505,000	585,000
Total	**505,000**	**585,000**

From the investment securities portfolio € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as a margin account insurance.

The remaining securities portfolio is pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET).

16. Segment reporting

(Millions of Euro)

	1.1 - 30.9.2007						
	Business segments						
	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	S.E. Europe	Other
Interest	899.3	672.9	180.1	2.6	26.9	16.8	-
Commission	240.8	119.5	69.3	38.5	9.6	3.9	-
Other income	(5.5)	14.8	3.7	1.8	19.8	0.7	(46.3)
Total income	**1,134.6**	**807.2**	**253.1**	**42.9**	**56.3**	**21.4**	**(46.3)**
Expenses	(568.8)	(403.7)	(74.6)	(22.3)	(15.8)	(14.5)	(37.9)
Impairment	(136.6)	(77.9)	(58.7)	-	-	-	-
Profit before income tax	**429.2**	**325.6**	**119.8**	**20.6**	**40.5**	**6.9**	**(84.2)**

	1.1 - 30.9.2006						
	Business segments						
	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	S.E. Europe	Other
Interest	852.5	629.5	171.2	2.9	37.3	11.6	-
Commission	211.3	103.5	58.6	35.1	12.0	2.1	-
Other income	74.3	7.8	2.1	0.8	2.1	0.5	61.0
Total income	**1,138.1**	**740.8**	**231.9**	**38.8**	**51.4**	**14.2**	**61.0**
Expenses	(499.5)	(362.0)	(64.5)	(19.7)	(13.4)	(8.0)	(31.9)
Impairment	(165.4)	(126.8)	(38.6)	-	-	-	-
Profit before income tax	**473.2**	**252.0**	**128.8**	**19.1**	**38.0**	**6.2**	**29.1**

i. Retail
Includes all individuals (retail banking customers) of the Bank, professionals, and small companies.
The Bank, through its extensive branch network, offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees), debit and credit cards to the above customers.

ii. Corporate Banking
Includes all medium-sized and large companies, corporations with multinational activities, corporations managed by the Corporate Banking and shipping divisions.
The Bank offers working capital facilities, corporate loans, and letters of guarantees.

iii. Asset Management / Insurance
Consists of a wide range of asset management services through the Bank's private banking units.
In addition, it offers a wide range of insurance products to individuals and corporations.

iv. Investment Banking / Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches operating in South Eastern Europe.

vi. Other
This segment consists of the Bank's administration section.

17. Capital adequacy

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Bank uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included as regulatory own-funds. The cost of these securities is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

(Millions of Euro)

	30.9.2007	31.12.2006
Risk-weighted assets from credit risk	33,983	30,112
Risk-weighted assets from market risk	716	641
Total Risk-weighted assets	34,699	30,753
Upper Tier I capital	2,334	2,352
Tier I capital	2,284	2,309
Tier I + Tier II capital	4,244	4,080
Upper Tier I ratio	6.7%	7.6%
Tier I ratio	6.6%	7.5%
Capital adequacy ratio (Tier I + Tier II)	**12.2%**	**13.3%**

18. Related party transactions

The Bank enters into a number of banking transactions with related parties in the normal course of business. These transactions are performed at arms length terms and are approved by Bank's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	30.9.2007	31.12.2006
Loans	29,913	2,148
Deposits	38,928	29,761
Letters of guarantee	10,559	165

	From 1 January to	
	30.9.2007	30.9.2006
Interest and similar income	136	34
Interest and similar expenses	739	554

β. The outstanding balances with subsidiaries and associates and the respective results of these transactions are as follows:

I. Subsidiaries

	30.9.2007	31.12.2006
Assets		
Due from banks	4,064,236	1,787,315
Securities held for trading	9,710	48,089
Derivative financial assets	862	113
Loans and advances to customers	1,324,567	1,299,575
Available-for-sale securities	1,436,439	290,816
Total	**6,835,814**	**3,425,908**
Liabilities		
Due to banks	1,450,919	1,183,878
Due to customers	97,179	466,666
Derivative financial liabilities	1,185	634
Debt securities in issue and other borrowed funds	19,118,446	15,148,320
Other liabilities	5,803	4,095
Total	**20,673,532**	**16,803,593**
Letters of guarantee and other guarantees	**574,863**	**84,063**

	From 1 January to	
	30.9.2007	**30.9.2006**
Income		
Interest and similar income	157,331	72,593
Dividend income	32,461	35,715
Fee and commission income	37,556	35,524
Other income	1,960	1,850
Total	**229,308**	**145,682**
Expenses		
Interest expenses and similar charges	662,587	334,117
Commission expense	1,187	1,159
General administrative expenses	9,936	12,172
Total	**673,710**	**347,448**

II. Associates

	30.9.2007	31.12.2006
Assets		
Loans and advances to customers	283	611
Liabilities		
Due to customers	4	5

	From 1 January to	
	30.9.2007	30.9.2006
Income		
Interest and similar income	25	72
Dividend income	9	155
Fee and commission income	-	24
Other income	-	334
Total	34	585
Expenses		
Interest and similar charges	-	5
General administrative expenses	-	509
Total	-	514

c) The Board of Directors and Executive General Managers fees recorded in the income statement for the nine month period ended 30 September 2007 amounted to € 5,795 (30.9.2006: € 3,719).

19. Acquisitions, disposals of subsidiaries, associates and other corporate events

a. On 5 March 2007, the Bank filed a tender offer for the acquisition of the remaining shares of its subsidiary Alpha Leasing A.E., which the Capital Market Committee approved on 8.3.2007. During April 2007, the Bank acquired 95,773 shares representing 0.24% of the paid in share capital and voting rights of the Company. Consequently, the number of Alpha Leasing A.E. shares and voting rights held by Alpha Bank amounts to 39,585,000, or 100%. At the same time, the Capital Market Committee approved on 17.5.2007 the delisting of Alpha Leasing A.E. shares from the Athens Stock Exchange following the Company's application.

b. On 13 March 2007, the process of the separation and transfer of the Rhodes Hotel sector from Bank's subsidiary Ionian Hotel Enterprises A.E. to Tourist Resorts A.E. was completed.

c. On 21 March 2007, the restaurant buffet sector of Tourist Resorts A.E. was transferred to the subsidiary Kafe Alpha A.E.

d. On 23 March 2007, the transaction for the sale of Alpha Insurance A.E., a subsidiary of Alpha Group Investments Ltd to AXA, an insurance company which is the worldwide leader in financial protection, was completed for € 255 million. At the same time, Alpha Bank and AXA have signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

e. On 29 March 2007, Alpha Immovables Bulgaria E.O.O.D was founded in Sofia with initial capital € 306 by the Bank's subsidiary Alpha Astika Akinita A.E. The Company's main purpose is to provide real estate services.

f. On 30 April 2007, the Bank acquired 50% of Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, a new founded company in Istanbul, participating together with Anadolu Group. The Company would be a vehicle for investments in Turkey.

   Due to the non-approval by the Turkish regulatory authorities of the application to acquire a holding in companies Alternatifbank and Alternatiflease, Alpha Bank and the Anadolu Group have terminated, on a consensual basis, their business agreement for lack, at present, of a subject matter.

g. On 14 June 2007, Ionian Supporting Services A.E. and Ionian Investments A.E. were established in Athens, of which the Bank has a 99% interest in both entities. The primary activity of Ionian Supporting Services A.E. is to provide support services to the Bank and the group entities, whereas Ionian Investments A.E. is involved in the acquisition and sale of securities. The share capital of each company amounts to € 60.

h. On 19 June 2007, the Bank acquired 100% of the shares of the Cypriot company Ionian Equity Participations Ltd. The Company is presently dormant and its share capital amounts to CYP 1,000.

i. On 19 June 2007, the Bank acquired 9,034,808 ordinary shares at a price of € 0.60 each by participating to AEGEK A.E., a listed construction company, share capital increase.

j. On 29 June 2007, the transfer of 100% of the shares of Alpha Private Investment Services A.E.P.E.Y. from Alpha Bank London Ltd to the Bank was completed.

k. On 18 July 2007, the Bank sold its participation to Unisystems A.E. (ownership interest 9.67%).

l. On 18 September 2007, the Bank participated in ALC Novelle Investments Ltd share capital increase proportionally by € 20.

m. On 28 September 2007, the Bank participated in A.P.E. Commercial Property A.E., share capital increase proportionally by € 541.

An analysis of investments in subsidiaries, associates and joint ventures is presented below:

Subsidiaries	**1.1-30.9.2007**	**1.10-31.12.2006**	**1.1-30.9.2006**
Opening balance	1,587,804	1,501,966	1,471,394
Additions (1)	21,802	165,679	32,499
Disposals	(1,117)	(80,505)	(3,371)
Valuation of investments due to fair value hedge (2)	(2,304)	664	1,444
Closing balance	1,606,185	1,587,804	1,501,966
Associates			
Opening balance	5,624	10,521	10,463
Additions	20	(1,092)	1,236
Disposals	-	(3,805)	(1,178)
Closing balance	5,644	5,624	10,521
Joint-ventures			
Opening balance	122	122	122
Additions (3)	555	-	-
Closing balance	677	122	122
Grand total	**1,612,506**	**1,593,550**	**1,512,609**

Additions represent: Share purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent: Sales of shares, return of capital and proceeds arising from the liquidation of companies.

(1) The following amounts are included:
- Purchases of Ionian Hotel Enterprises A.E. shares € 1,601
- Purchases of Alpha Astika Akinita A.E. shares € 14,938
- Purchases of Alpha Leasing A.E. shares € 846
- Purchases of Alpha Private Investment Services A.E.P.E.Y. shares € 3,371

(2) The Bank uses FX swaps and money market depos to hedge the foreign exchange risk of its investments in Alpha Bank London Ltd and Alpha Bank Romania S.A., respectively.

(3) The following amounts are included:
- Purchases of Anadolu Alpha Gayrimenkul Ticaret A.S. shares € 14
- Purchases of A.P.E. Commercial Property shares € 541

20. Events after the balance sheet date

There are no events after the balance sheet date which require disclosure in accordance with International Financial Reporting Standards (IFRS).

Athens, 30 October 2007

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS
I.D. No. X 661480	I.D. No. I 166670	I.D. No. N 308546	I.D. No. AB 522299

END